UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                            FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    mPhase Technologies, Inc.
               (Formerly Tecma Laboratories, Inc.)

          (Name of Small Business Issuer in its charter)

       New Jersey                                     22-2287503
(State or other jurisdiction of           (I.R.S.Employer Identification Number)
  incorporation or organization)

587 Connecticut Ave, Norwalk, CT                        06854-0566
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (203) 838-2741

Securities to be registered under Section 12(b) of the Act:
     Title of each class                       Name of each exchange on which
     to be so registered                       each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common stock, no par value per share, 50,000,000 shares authorized, 17,194,043 shares issued and outstanding as of March 31, 1999. As of that date, it is estimated that approximately 4,511,000 shares were in the public float with an aggregate market value of approximately $16,353,000.

Part I.......................................................................1

Item 1.   Description of Business  ..........................................1

 A1) Business Development, Organization and
      Acquisition Activities.................................................1

 A2) Communications Industry and Potential
      effect on the Company's Plan of Operation .............................4

 A3) Management's Plan of Operation. . . . . . . . . . . . . .              10

Item 2.   Description of Property  . . . . . . . . . . . . . .              13

Item 3.   Directors, Executive Officers and Significant Employees           14

Item 4.   Remuneration of Directors and Executive Officers . .              16

Item 5.   Security Ownership of Management and Certain Security holders     16

Item 6.   Interest of Management and Others in Certain Transactions         18

Item 7.   Description of Securities. . . . . . . . . . . . . .              19

Part II    . . . . . . . . . . . . . . . . . . . . . . . . . .              20

Item 1    Market Price of and Dividends on the Registrant's Common Equity
          and Other Stockholder Matters. . . . . . . . . . . .              20

Item 2    Legal Proceedings  . . . . . . . . . . . . . . . . .              21

Item 3    Changes in and Disagreements With Accountants. . . .              21

Item 4    Recent Sales of Unregistered Securities. . . . . . .              22

Item 5    Indemnification of Directors and Officers. . . . . .              23

Part F/S  ................................................................

Financial Statements.......................................................

Part III  ...............................................................

Item 1    Index to Exhibits (Pursuant to Item 601 of Regulation SB)......

Part III  ..............................................................

Item 2    Description of Exhibits  ......................................

Part I

Item 1.   Description of Business

A(1) Business Development, Organization, and Acquisition Activities

mPhase Technologies, Inc., hereinafter sometimes referred to as "the Company", was organized as Tecma Laboratory, Inc. by the filing of certificate of incorporation with the Secretary of State of the State of New Jersey on December 18, 1979. As amended on August 28, 1987, the certificate of incorporation was amended to change its name to Tecma Laboratories, Inc. and the number of shares authorized to be issued was increased to 50,000,000 shares no par value common stock. On April 7, 1997, the Company amended its certificate of incorporation to change its name to Lightpaths TP Technologies, Inc. On June 2, 1997, the Company amended the certificate of incorporation and changed its name to mPhase Technologies, Inc. On March 31, 1997 the Company filed an amendment to its certificate of incorporation pursuant to which it effected a reverse split of its issued and outstanding shares of common stock on a one share for ten share basis.

Until the completion of the reverse acquisition and spinoff, discussed below, the Company conducted its business under the name of Tecma Laboratories, Inc. and was primarily engaged in research, development and the exploitation of certain patented products in the health care field.

On February 17, 1997, the stockholders of the Company approved the acquisition of Lightpaths, Inc., a Delaware Corporation, with the acquisition deemed to be effective as of that date.

As part of the transaction whereby the Company acquired Lightpaths, Inc. on January 29, 1997, the Company concurrently formed another wholly owned subsidiary called TLI Industries, Inc., hereinafter referred to as "TLI." The shares of TLI were spun off to the stockholders of the Company, effective March 31 ,1997, after transferring certain assets and liabilities, primarily fixed assets, patents and shareholder loans related to the prior business of Tecma Laboratories, Inc. Because liabilities transferred to TLI were in excess of the book value of the assets transferred there in a gain on the disposal of discontinued operations on March 31, 1997. This loss was treated as a decrease of the accumulated deficit by the Company prior to the spin-off.

As a consequence of the above described transactions, most of which required and obtained approval by the stockholders of the Company on February 17, 1997, the Company became the holding company of its wholly owned subsidiary, Lightpaths, Inc.

On June 25, 1998, the Company acquired Microphase Telecommunications, Inc., a Delaware corporation, hereinafter referred to as "MicroTel," by the issuance of 2,500,000 shares of its common stock in exchange for all the issued and outstanding shares of MicroTel. The primary assets acquired by way of this acquisition were patents and patent applications utilized in the Company's proprietary TRAVERSERTM Digital Video Data Delivery System, hereinafter referred to either as the TRAVERSERTM DVDDS technology or product.

On August 21, 1998, the Company incorporated a 100% wholly owned subsidiary called mPhaseTV.net/Inc., a Delaware corporation. The Company intends for this subsidiary to be the marketing vehicle for its cable business.

The primary business of mPhase Technologies, Inc. is to design, develop, manufacture and market high-bandwidth telecommunications products incorporating direct subscriber line ("DSL") technology. The Company's products allow high speed broadband transmission over the installed copper telephone wire infra structure and will enable telecommunications service providers to transmit up to 400 channels of MPEG-2 digital television, high speed Internet and traditional telephone voice services simultaneously over copper wire.

(1)  Principal Products and Principal Markets

A New Twist To Twisted Pair

The Company's TRAVERSERTM product line is designed to provide a cost-effective solution for high-speed digital data transmission over the installed twisted pair, copper wire infrastructure, and an alternative to cable access television ("CATV") as well as direct broadcast satellite services ("DBS"). By using the installed public telephone infrastructure, the TRAVERSERTM product line supports high-speed, "last mile" communication solutions without requiring costly upgrades from copper to coaxial cable or fiber optics. The Company intends to target independent telephone companies ("telcos"), Competitive Local Exchange Carriers ("CLECs"), independent Local Exchange Carriers ("ILECs"),
International Local Exchange Carriers ("IXCs"), Internet Service Providers ("ISPs") and Regional Bell Operating Companies ("RBOCs") to allow these service providers to offer customers an integrated package of enhanced services.

Industry sources indicate that investment in copper infrastructure in the United States is approximately $300 billion and $1 trillion worldwide. The Gartner Group estimates the number of copper lines worldwide will grow by nearly 50 million per year for the next 5 years. The Company believes that telcos will seek to protect this significant investment in copper wire by utilizing the current infrastructure rather than pursuing costly fiber or hybrid fiber coaxial cable upgrades. In addition, telcos will need to address competition from cable companies, which are upgrading their networks in order to provide cable modem service and cable telephony in addition to traditional television services.

There are currently over 30 million Internet accounts in the United States using
28.8 Kbps or 56 Kbps modern speeds. Driven by slow and unreliable service from their current Internet service providers via remote dial-up, many consumers and telecommuters are demanding reliable, high-speed Internet access. Digital Subscriber Line ("DSL") technology allows telephone companies to provide high-speed Internet access and maximize the potential of installed telephone lines, thus avoiding installation of new wiring, a process which is time consuming and extremely expensive.

Using its proprietary hardware, mPhase offers a specific type of DSL called Rate Adaptive Digital Subscriber Line ("RADSL"), allowing high-speed data transmission at speeds up to 6 Mbps downstream and up to 1 Mbps upstream, increasing through-put up to 200 times faster than an existing 28.8 Kbps Internet connection. mPhase's DSL technology is unique in that it enables simultaneous delivery of high-speed Internet access, digital television programming, and telephone communications over an existing telephone line on an unshared platform. Because the transmission speed is rate adaptive, Mphase's DSL adjusts to the length and signal quality of the telephone line, automatically selecting the highest practical operating speed. Furthermore, the one-to-one connectivity maintains reliable service, which does not degrade or decrease in speed with increased volume of subscribers.

mPhase believes it is the first affordable alternative to coaxial and fiber delivery for RBOCs and local telephone exchange carriers. The mPhase DSL transceiver is the only technology able to transport voice, digital television video programming, and data over the existing telephone infrastructure without impacting voice traffic or degrading the quality of service. Other potential applications made possible by mPhase's products include video teleconferencing, remote education, tele-medicine, and e-commerce.

(ii) Status of Products and Services

mPhase is a development stage company in its final stages of on-site beta testing. To date, the Company has not generated any significant revenues through product sales or licensing in technology. The Company has installed the

system capable of transmitting digital television, Internet data and voice service simultaneously at Hart Telephone in Hartwell Georgia, its beta customer. The Company believes that it will be able to reach commercial production of the TRAVERSERTM DVDDS version 1.0, an 99-channel end-to-end system solution, by the end of calendar year 1999. The 99-channel prototype will be completed and installed by the end of June 1999. Beta tests for the 99-channel product will commence immediately after installation. The TRAVERSERTM DVDDS version 1.1 will be the Company's first commercial product. The Company expects to launch a 400-channel system, version 2.0, by calendar year end 2000.

Generally speaking, mPhase DSL products are being designed to allow high bandwidth access utilizing the installed twisted pair existing telephone infrastructure under its proprietary TRAVERSERTM DVDDS technology. mPhase products in development include video teleconferencing and multi-conferencing systems, high bit rate Internet and Intranet delivery, distance learning, tele-medicine, network packet transferring and corporate data networks for banking and publishing.

In addition to its products utilizing its TRAVERSERTM technology, the Company also has designed products identified as Transmit/Receive Filters and Plain Old Telephone Service ("POTS") Splitter Product - The Company's POTS splitter product will be marketed as well as Drop In transmit and receive filters to XDSL vendors providing integrated XDSL equipment to their customers. The Company does not believe its inherent competitive advantage will be impaired by the sale of Transmit/Receive Filters and POTS splitter products to potential competitors.

(iii)     Research and Development Activities

Georgia Tech Research Institute ("GTRI") conducts a significant amount of research and development for the Company. After the development of the TRAVERSERTM DVDDS, version 1.1, the Company expects GTRI to continue research and development of the TRAVERSERTM product to enhance features and functionality , as well as coordinate the effort to develop the TRAVERSERTM, version 2.0 and additional products utilizing TRAVERSERTM technology.

The team at GTRI conducts research under the supervision of David Klimek, the Company's Chief Technology Officer, who works in conjunction with Ronald Bohlander, a Manager in the Manufacturing Technology Program at GTRI, and the project supervisors at GTRI.

To date, $3.7 million has been billed to mPhase for research and development conducted by GTRI, of which $2.2 million remained outstanding at December 31, 1998. GTRI is expected to complete development of the TRAVERSERTM DVDDS pursuant to a basic ordering agreement comprised of a series of delivery orders, which outline the timing, necessary actions and form of payment for specific tasks related to the completion of certain components of the TRAVERSERTM product line.

mPhase is the sole, worldwide licensee of the technology developed by GTRI in conjunction with the TRAVERSERTM product line. Upon completion of the commercial product, GTRI will receive a royalty of 3% to 5% of product sales.

The amount of research and development costs expended from October 2, 1996 (date of Inception) through December 31, 1998 was approximately $4,376,944. The Company was obligated to pay licensing fees (see Part 1, Item 1, A(2) D. Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, Labor Contracts) on product licenses for patents held by others through June 25, 1998, and as of that date, the Company eliminated this obligation with the acquisition of its 100% wholly owned subsidiary, MicroTel. Presently, as a result of the preceding acquisition and the present ordering agreements with GTRI, the Company will be subject to royalty payments of 3% and 4% respectively, on the sale of its products of the TRAVERSERTM product line. As of December 31, 1998, the Company had not consummated any sales and has recorded only nominal revenue from licensing fees. Accordingly, none of the research and development costs have been borne by any customers.



During the fiscal year ending June 30, 1999, the Company plans to incur research and development expenses of approximately $5,000,000 as a consequence of the continued development of its current DSL products.

(iv) Employees

The Company presently has seven employees, two of whom are full-time and five of whom are part-time, and who are concurrently employed by Microphase Corporation, a Connecticut corporation, that could be deemed to be affiliated because of some common officers although the two companies are not identical with respect to their controlling stockholders.

(v)   Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect its operations.

A(2) Communications Industry and Potential Effect on the Company's Plan of Operation

A.   Copper (The company's technology.)

There has been a total revolution in communications technology since the first copper cable was installed for telephone connectivity more than a century ago. Since then a rich copper infrastructure has been installed in the earth and overhead. This infrastructure constitutes a collective asset with an installment cost valued at hundreds of billions of dollars which criss-crosses the United States and every other country in the world. Notwithstanding, only recently has technology been developed capable of transforming this expansive copper network originally designed for analog voice delivery into an affordable, high speed, data-intensive digital communications delivery system capable of meeting the demands of today's advanced high-tech, high-volume use.

Dataquest, a source of information concerning the telecommunications industry, estimates that there is 182 million copper wire telephone lines in the United States and over 827 million lines worldwide. Currently, copper wire and cable infrastructures must deal with the increasing challenge to support the large volume of data traffic generated by Internet access from residences and small offices via remote dial-up. As a result of the exponential growth of the Internet and the use of the World Wide Web, there is a digital data traffic dilemma. The volume of data being transmitted over the copper infrastructure has increased rapidly but the current capacity of the copper infrastructure to support it remains static.

Utilizing its proprietary TRAVERSERTM technology, mPhase has converted existing twisted pair copper telephone lines into programmable high speed access paths for multimedia and data communications. Accordingly, mPhase can now offer RBOC's, telcos, CLECs, ILECs, ISPs, IXCs, foreign LECs and other telecommunication companies the first affordable alternative to coaxial and fiber optic delivery.

B.   Various Forms of Competition

The telecommunications equipment market is characterized by swift technological change. Several competing solutions such as fiber optic, cable, wireless and satellite technologies will coexist in a competitive environment and compete with DSL for market share. Service providers may use other technologies to deploy high-speed transmission such as fiber optic cable, hybrid coaxial cable, ISDN and other alternatives. However, based on industry standards, the Company believes that DSL will prove to be the most cost-effective and deployment-ready broadband solution in the near-term.




Within the DSL arena, the Company has numerous competitors including ADTRAN, Alacatel, Aware, Inc., Broadband Technologies, CISCO Systems, Inc., ESI, General Data Com, Orckit Communications, PairGain Technologies, TUT Systems, Westell Technologies, AG Communications Systems, Copper Mountain, Diamond Lane, Paradyne and SourceNet. However, based on information made public, none of the Company's competitors offer digital television transmission capability.

b.(1) ISDN

Emerging technologies for high speed data transmission over copper lines include ISDN (Integrated Services Digital Network), currently delivering 128 Kilo Bytes Per Second ("KBPS") computer networking connections two times faster than those available with fastest analog modems.

While ISDN does provide faster access (128 Kbps) than analog modems (56 kbps), it is expensive, difficult to install, not really fast enough to satisfy consumer demand and does not allow simultaneous data transmission while maintaining normal telephone service on the same line. In addition, it is not capable of delivering digital television.

By contrast, the TRAVERSERTM DVDDS version 1.0 increases data speed throughput up to 50 times faster than an ISDN connection!

b.(2) Fiber Optic Cable

Fiber Optic cable is another alternative which allows high bandwidth transmission. But it requires a longer lead time to install and is very expensive to install. Of the estimated 180 plus million conventional telephone lines installed in the United States and more than 700 million world wide, fiber accounts for only a mere three (3%) percent although cable industry pundits have projected an increase in saturation of fibre optic cable installations to cover up to ten (10%) percent of the existing telephone infrastructure.

b.(3) Coaxial

Cable modems also promise the potential of wider bandwidth (up to 10 Mbps as compared to 56 Kbps analog modems). But coaxial cable is relatively expensive and it cannot deliver data efficiently without interfering with normal telephone and cable television services. The mPhase TRAVERSERTM DVDDS version 1.0, on the other hand, is fast, affordable and works with POTS.

B.   Initial Customer Base and Marketing Plan

To date, numerous domestic, independent telcos have indicated interest in the TRAVERSERTM DVDDS version 1.1. These domestic telcos are members of the United States Telephone Association ("USTA") comprising more than 1,100 members, the National Telephone Cooperative Association ("NTCA"), a non-profit association representing more than 500 small and rural telephone cooperatives and commercial companies, or the Organization Promoting the Advancement of Small Telephone Companies ("OPASTCO"), comprising more than 500 ILEC members in the United States and Canada. OPASATCO membership includes commercial and cooperative telephone companies, which range in size from 100 to 50,000 access lines and collectively serve over 2.5 million customers primarily in rural areas. mPhase is an associate member of OPASTCO and was a panel participant at a recent conference regarding the cable telephony threat and the telco response. The Company believes its relationship with OPASTCO will augment its ability to directly market its products to ILECs.

In August 1998. mPhase signed an agreement with Hart Telephone Company, valued at $1.5 million, to provide 1,000 units of the TRAVERSERTM DVDDS version 1.0. The Company also signed a distribution agreement with CariPAC Limited, a leading data communications and networking provider in Hong Kong and China,valued at $15


million, to distribute its TRAVERSERTM DVDDS products throughout Hong Kong and the Peoples' Republic of China. The Company is also in negotiations with several international telcos in Brazil, China, Mexico and Russia regarding the possibility of deploying the mPhase TRAVERSERTM DVDDS.

Domestic Market

Dataquest estimates that there are approximately 182 million local access lines in the United States, consisting of 164 million lines owned and operated by RBOCs and approximately 18 million lines owned by independent telephone companies other than the RBOCs. There are approximately 1,200 independent telcos in the continental United States. According to the Gartner Group, approximately 65% of phone lines in the United States are DSL-ready.
The Company has targeted a group of approximately 300 domestic, independent and regional telcos for initial marketing efforts and the Company continues to expand this list as it nears production phase. Potential customers are selected from a universe including independent telcos with 5,000 access lines or more.

Management believes that there is a significant opportunity to market the Company's products to larger independent telcos (greater than 20,000 lines), as well as the smaller telcos (from 5,000 to 20,000 lines). The Company believes that the ILECs more readily embrace new technology and will typically be the early adopters of advanced DSL technology.

International LECs and foreign telcos also provide a large market opportunity. Penetration rates of cable television and DBS in the international markets are much lower internationally. The TRAVERSERTM would cost a service provider far less per subscriber than fiber or coax networks and would provide the most cost-effective method for service providers to increase the value of the existing copper infrastructure.

Teledensity rates (measured in number of access lines per 100 inhabitants) are low in developing nations but are expected to enter a period of dramatic growth. Many governments recognize that an advanced communications system is key to industrialization and are therefore promoting construction of telephone infrastructure. The Company believes that because these regions have the lowest teledensity rates,they will also exhibit the fastest growth over the next 5-year period. Specifically, Dataquest predicts that compounded annual growth of access lines between 1997 and 2001 in Eastern Europe, Latin America, Africa, and Asia will be 9.8%, 16.9%, 15.5% and 17.5% respectively.

Marketing Strategy

The Company has focused initial marketing efforts on both domestic and international telcos, which have responded positively to DSL technology and more specifically, to DSL service provision via TRAVERSERTM technology. The Company's initial marketing efforts target small to medium-sized, independent telcos, which are most threatened by the prospect of cable telephony and need to expand their service provision rapidly. Furthermore, independent telcos often have a faster response time in implementing new technology.

The Company also intends to market to larger telcos in the United States who also need to respond to the threat of competition from cable companies, as well as new entrants to the telecommunications market such as CLECs, ISPs, and long distance providers who are continually seeking access to local service. The Company believes that it will also be successful in penetrating larger telcos, but expects that it will have a longer sales cycle than with the smaller independent companies.

Internationally, many countries also exhibit optimal conditions for telecom, broadband and video application growth. Most developing nations have low teledensity rates and few over-air options. Moreover, cable service is rarely

available in most international markets, particularly in areas outside of the urban centers making them prime candidates for the TRAVERSERTM system. For example, the majority of Central and South American homes receive only two or three broadcast channels. According to industry research, the current cable subscriber base in South America of 8.3 million represents less than ten (10%) percent of the TV households, with over half concentrated in Argentina.

The Company intends to use a number of marketing strategies to facilitate product sales. mPhase will develop a direct sales force to market its products directly to service providers, as well as negotiate with international resellers. The Company has already signed one non-exclusive agreement with CariPAC to distribute the product in Hong Kong and the People's Republic of China. The Company is currently in discussions with other third party distributors and intends to pursue the resale channel for various parts of the world.

To date, the Company has made no sales of its technology and has limited resources to market its products. However, as part of its sales and marketing initiative, the Company recently hired an executive vice president of marketing who will oversee all marketing efforts. In addition, a substantial portion of the proceeds from new offerings of its securities will be used to expand the Company's marketing and sales force to include direct marketers and sales representatives responsible for telco accounts.

Product Overview

The Company's patent-protected TRAVERSERTM DVDDS products utilize technology licensed on an exclusive basis to the Company by Georgia Tech Research Institute and RADSL technology licensed on a non-exclusive basis by Globespan Semiconductor, Inc. (formerly AT&T Paradyne, Inc.). GTRI currently conducts a significant portion of the engineering research and design efforts for the Company in developing the TRAVERSERTM product line. The Company's proprietary system also utilizes an advanced filter technology developed by Microphase Corporation ("Microphase"), a world leader in diplexer and Detector Log Video Amplifier ("DVLA") technology. The hybrid filters in mPhase circuit boards enable more efficient impedance matching of the copper loop, longer transmission distances, and decreased signal bit errer rates.

The TRAVERSERTM is a complete, end-to-end data transmission solution, which enables service providers to transmit broadcast quality video at up to 5 Mbps, simultaneous Internet access at up to 1 Mbps (in four segments via Ethernet) and traditional voice. The TRAVERSERTM product is installed in the telco central office with a set-top box configuration, trademarked the Intelligent Network Interface ("INI"), at the customer premise. The Company's network product is utilized in conjunction with popular telecommunications transport protocols such as: Digital Signal Level 3.0 ("DS3"), Synchronous Optical NETwork ("SONET"), Synchronous Digital Hierarchy ("SDH"), Asynchronous Transfer Mode ("ATM") or frame relay and is highly adaptable. The Company is also in the process of evaluating the ease with which its network products can be used in conjunction with other transport protocols. The TRAVERSERTM is transparent to the switch and DLC manufacturer, supports emergency service operation and relieves dial-up Internet switch congestion.

With the TRAVERSERTM, the content provider receives and distributes digital data (television signals and Internet) to a typical telephone company central office via satellite or a SONET telecommunications network. A programming and control center located at the central office will combine the video and Internet data as well as local off-air broadcasts for transmission over the TRAVERSERTM DVDDS. The central office then delivers traditional analog voice signal, digital television, and Internet data via the TRAVERSERTM DVDDS over the existing copper twisted-pair infrastructure to the customer premises. At the customer premises, the TRAVERSERTM Intelligent Network Interface ("INI") passes through the phone



lines and connects to the television set and the computer. The video signal is sent as both an S-video signal and a channel 3 or 4 RF modulated signal. Internet is accessed via a 10baseT Ethernet connection over category-5 wiring.

The TRAVERSERTM product line is able to partition bandwidth, using mPhase's proprietary framer chip, enabling all 6 Mbps of upstream and 1 Mbps of downstream bandwidth to be used to transmit data exclusive of the digital television application. The ability to segment and scale the bandwidth according to individual needs ideally targets the small office/home office ("SOHO") market.
The Company's DSL-based, high-speed data delivery solutions are useful for vertical data communications applications such as videoconferencing, tele-medicine and all types of corporate data network markets. Furthermore, the Company's products provide a non-shared data transmission line, while most other DSL products use a multiplexed modem at the central office.

Production Strategy

mPhase plans to use contract manufacturing companies to provide manufacturing services and to support responsive customer service. The Company is targeting leading contract manufacturing companies with which it believes long-term relationships can be established and which have strategically located facilities in North America, Mexico and Asia. In doing so, the Company is following a trend already well established among original equipment manufacturers ("OEMs").

The production scale, infrastructure, purchasing volume and expertise of leading contract manufacturers can enable OEMs to reduce production cycle time and accelerate time to market. As electronic products have become technologically advanced, internal manufacturing has required significantly increased working capital, equipment, labor and infrastructure. Contract manufacturers enable OEMs to manufacture without making the substantial capital investments required for internal production.

Because OEMs are faced with increasing challenges in planning procuring and managing their inventories efficiently due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. Contract manufacturers' inventory management expertise and volume procurement can reduce OEM production and inventory costs.

Contract manufacturers with worldwide capabilities also are able to offer OEMs a variety of options on manufacturing locations to better address their objectives regarding costs, shipment location, frequency of interaction with manufacturing specialists and local content requirements of end-market countries.

D.   Patents and Licenses

The Company has filed and intends to file United States patents and/or copyright applications relating to certain of its proposed products and technologies either with its collaborators/strategic partners or on its own behalf. There can be no assurance, however, that any of the patents obtained will result in the Company protecting a commercially significant protection of its technologies or that the Company will have adequate resources to enforce its patents. Because the Company may license its technology and products in foreign markets, it may also elect to seek foreign patent protection. With respect to foreign patents, the patent laws of other countries may differ significantly from those of the United States as to the patentability of the Company's products or technology. In addition, it is possible that competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for, or may in the future apply for and obtain, patents which will have an adverse impact on the Company's ability to make and sell its products. There can also be no assurance that competitors will not infringe on the Company's patents. Defense and prosecution


of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease its operations.

The intellectual property owned and licensed by mPhase falls into two essential categories, analog and digital intellectual property. The Company owns all of the intellectual property related to the analog component of its DSL-based products, previously held by Microphase Corporation. The provisional patents and subsequent United States patent applications will be under the name of mPhase.

mPhase acquired the intellectual property rights for the analog components related to the TRAVERSERTM from MicroTel.

The following are titles of United States provisional patent applications for the analog portion of the technology used in relation to the TRAVERSERTM
DVDDS:  (a) Video Voice Isolation Filter for Telephone User Installation;
        (b) Video Voice Isolation Filter for Rack Mount Telephone Equipment;
and     (c) Voice Channel Noise Filter for Telephony.

The DSL filter technology developed by Microphase Corporation which is now patent pending under application by mPhase, enables increased video clarity over copper wire, longer transmission distances and decreased signal error rate. The intellectual property related to the Microphase DSL filters falls into two categories: the POTS filter, which separates the TRAVERSERTM DSL spectrum from the traditional voice service and the upstream/downstream filtering, which separates the two distinct portions of the TRAVERSERTM DSL spectrum from each other. Both of these components are key to providing a DSL signal at sufficient quality and service distances for combined video and data delivery.

Digital intellectual property licensing is comprised of: (a) a non-exclusive license from GlobeSpan Semiconductor, Inc. for the rights to use the GlobeSpan RADSL chipset; and (b) an exclusive, worldwide license to manufacture and market products using the technology developed under contract by GTRI. The exclusive license with GTRI is applicable for the duration of their patent protecting the system design and other technology related to the TRAVERSERTM product line. Currently, GTRI has both regular and provisional United States patents pending for transport and system design and proprietary framing and has filed all necessary paperwork for permanent copyrights. United States patents for the digital intellectual property have an effective filing date of November 4, 1997 and are pending. The Company believes that in the future it will have the opportunity to acquire intellectual property rights from GTRI.

The licensed technology developed at GTRI centers around the capabilities of the TRAVERSERTM DVDDS. The four (4) United States patents under application are:
(1) System and Method for Maintaining Timing Syncronization in a Digital Video Network; (2) System and Method for the Delivery of Digital Video and Data over a Communications Channel; (3) Computer System and Method for Providing Digital Video and Data over a Communications Channel; and (4) Apparatus and Method for Transporting Infrared and Radio Frequency Signals.

The exclusively licensed digital intellectual property allows several unique aspects of the DVDDS. Among these is the backplane design, which allows the ability to have every subscriber view any channel available. All subscribers in a given system could be watching the same channel, or could be watching different channels with no degradation of service. The proprietary design, which does not incorporate a Digital Subscriber Line Access Multiplexer ("DSLAM") architecture, makes the DVDDS a true broadcast system rather than a mere video delivery system.

Intellectual property rights also cover the development of the Framer and the Framer chip. The Framer is an Application Specific Integrated Circuit (ASIC)




which gives the TRAVERSERTM DVDDS the capability of allocating both the downstream and upstream bandwidth into virtually any application required. This feature allows the TRAVERSERTM to deliver both MPEG-2 Digital Video and Internet data simultaneously and also allows for future applications of the DVDDS. This proprietary capability will not be able to be duplicated without a serious endeavor to avoid patent infringement.

Patents pending also protect the software management and control of the individual TRAVERSERTM links, the DVDDS, all firmware, C++ and Java code written for the project and the channel changing methodology and interface to EPG (electronic program guide) at the customer site through the Intelligent Network Interface.

The Company also relies on unpatented proprietary technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology. If the Company is unable to maintain the proprietary nature of its TRAVERSERTM technology, the Company's future operations could be adversely affected.

E.   Regulation

The Federal Communication Commission ("FCC") and various state public utility and service commissions, regulate most of the Company's potential domestic customers. Changes to FCC regulatory policies affect the accessibility of services, and other terms on which telecommunications providers conduct their business, may adversely impact the Company's potential penetration into certain markets. While the statutory and regulatory framework for telephone providers providing video products has become more favorable, it is uncertain at this time how this will affect the demand for products based upon DSL technology. In addition, the Company's business and results of operations may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components which the Company obtains from non-domestic suppliers. Changes in current or future laws or regulations, in the U.S. or elsewhere, could materially adversely affect the Company's business.

A(3) Management's Plan of Operation

To date, the Company has had no operating revenue. There can be no assurance whatsoever that the TRAVERSERTM technology and products, when developed and manufactured, will be able to compete successfully in the marketplace and/or generate revenue. Moreover, the Company forecasts ongoing significant losses into the foreseeable future, including, but not limited to, costs such as general and administrative, marketing and sales, advertising, engineering, drafting, manufacturing, assembly, quality control, cost of materials and research and development expenses. Consequently, the Company will continue to have high levels of operating expense before developing significant revenues and will be required to make substantial capital expenditures in connection with its ongoing research and development activities.

As a result of forecasted operating losses and the significant outlays for research and development, the Company will be required to raise additional capital through the issuance of its common stock, estimated at $15,000,000 at a price per share to be determined, to sophisticated investors in a transaction which is expected to be exempt from registration pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission ("the SEC") under the Securities Act of 1933, as amended. Upon completion of this private offering, the Company will have sufficient working capital for at least one year and does not anticipate other offerings of its common stock during that time.

The TRAVERSERTM technology and products currently being developed by the Company utilize new concepts and designs in transporting signals over traditional twisted copper pair telephone wires. The prospects for success by mPhase therefore will


depend on its ability to successfully sell its products to potential customers who may be inhibited from doing business with the Company because of their commitment to their own technologies and products. As a result, demand and market acceptance for the TRAVERSERTM technology and products now under development by the Company is subject to a high level of risk in relation to their acceptance in the marketplace.

Reliance Upon Technology and Product Development by GTRI

If GTRI is unable to complete its development activities pursuant to contract arrangements, the Company would have to complete development itself or through third parties. Although management at mPhase believes it has sufficient information to allow the completion of development of these products, there is no assurance that the Company will have sufficient economic or human resources to complete such development in a timely manner, or that it could enter into economically reasonable arrangements for the completion of such products by third parties. In addition, the Company's success will depend upon its technologies and proposed products meeting acceptable performance criteria and upon their timely introduction into the marketplace.

First to Market with a Video Solution

The Company intends to benefit from being first to market with a product that allows the delivery of digital quality television over copper wire. The Company estimates that it would take a competitor several years to develop comparable technology without patent infringement. The Company believes that competitors are focusing their product development on high-speed Internet data transmission only and have overlooked the vast opportunity in digital television transmission over copper wire.

Flexibility of Service Offerings

With the TRAVERSERTM, telcos can partition the bandwidth allocated to a given line in nearly countless configurations. This flexibility will enable telcos to provide Internet data only service using the entire bandwidth at 6 Mbps speeds up to 18,000 feet or video data without Internet up to 15,000 feet. This feature of the TRAVERSERTM system enables the telcos to remotely configure a customer's bandwidth according to the needs of that specific subscriber.

Maximizing Breadth of Customer Base

The Company believes that the historical barriers in the communications industry are being deconstructed. Companies that have traditionally offered only type of service are expanding into different products. Cable companies are now offering Internet and telephony services in addition to cable television. Long distance companies are now entering the local, cellular and Internet Service Provider ("ISP") markets and, in some cases, the video distribution market. mPhase intends to target all carriers and believes that most carriers would be interested in offering a variety of services.

Leveraging the Success Based Economics of DSL

Because the TRAVERSERTM incorporates DSL technology, a significant portion of
the service provider's capital expenditures is success-based.   The Company's
TRAVERSERTM system is modular and scalable so service providers can buy equipment where they have presold lines, thereby eliminating stranded plant or unused equipment. The Company estimates that eighty (80%) percent of expenditures are variable and are incurred when a subscriber is added, compared to twenty (20%) percent which is fixed common equipment in the central office that is necessary regardless of the number of subscribers on the system.


Providing a Turnkey-Solution for Content - mPhase TV.net

The Company has organized a subsidiary corporation, mPhaseTV.net, which is an integrator and aggregator of both digital television programming and Internet content. mPhase TV.net will provide content for the telcos and other service providers who install the TRAVERSERTM DVDDS hardware. mPhaseTV.net's content package for both the Internet and the digital television applications of the TRAVERSERTM is expected to rollout simultaneously and is contingent upon the deployment rate of the TRAVERSERTM DVDDS version 1.1. The programming available from mPhaseTV.net will be a suggested package of channels but can be customized by each customer for local programming, existing and future ethnic channels, special interest programming or preferred movie packages.

mPhaseTV.net has signed an agreement with InfoSpace.com Inc. ("InfoSpace") (NASDAQ:INSP), a leading provider of Internet content, who will co-brand Internet content for mPhase. Features included will be InfoSpace.com Yellow & White Pages, Classifieds, Finance, Shopping, Net Community, and City Guide. InfoSpace will act as the Internet portal for mPhase TV.net.

mPhaseTV.net will provide a gateway to the Internet through a proprietary mPhase website, which consumers access through an mPhaseTV.net service provider. When accessing the Internet, the telco subscriber will automatically enter the mPhase homepage, similar to any on-line access provider. The mPhase Internet portal will be powered by InfoSpace. The Company has signed an agreement with InfoSpace to aggregate content and coordinate regional banner advertising with mPhaseTV.net. Revenues from service provision will be shared between InfoSpace and mPhaseTV.net. Any revenues derived from e-commerce will be shared between InfoSpace, mPhaseTV.net and the telco or service provider, based on pre-negotiated contracts.

Enable Service Providers to Benefit from E-Commerce and Internet Advertising

Telcos and service providers using the TRAVERSERTM product will benefit from additional revenue streams derived through E-Commerce and advertising profit sharing. The Company anticipates negotiating individual agreements with service providers who purchase the TRAVERSERTM product related to revenue generated from e-commerce and online advertising profit sharing. These agreements would be dependent upon the terms of the agreements between the Company and e-commerce participants, who generally reward Internet content providers featuring online shopping on their website with a percentage of revenues generated through that site. The Company would then pass along a portion of revenues to the telcos or service providers.

Continued Product Enhancements

The Company anticipates developing a number of future products, which can be incorporated into the TRAVERSERTM product line using mPhase's proprietary framer chip to allocate both the downstream and upstream bandwidth dynamically for a myriad of applications. In addition to digital television and Internet usage, applications such as video conferencing and digital telephony (virtual copper) become a technical and economic possibility. Remote security system monitoring, utility meter reading, and any Ethernet data application can be performed with the proper connectivity. When MPEG-2 video is not being transmitted over a particular link, the entire bandwidth is automatically allocated to Ethernet.

Future Product Offerings

The Company also has several additional products under development to enhance and expand its target market. These products include the DVDDS version 2.0, a Digital Loop Carrier TRAVERSERTM solution, and a DSL repeater. The TRAVERSERTM



DVDDS version 2.0 will address connectivity to ATM networks, targeting the larger CLECs, certain foreign telephone companies, as well as the RBOCs. Version 2.0 will offer a capacity of 400 digital video channels.

Strategic Partnerships

The Company intends to seek additional strategic partners for the aggregation and development of television and Internet content, manufacturing, sales and distribution and technological advancements. mPhase relies on the additional expertise that other companies have in various specific fields, which relate to the successful commercialization of the TRAVERSERTM, and intends to leverage that expertise to enhance its product appeal. The Company is actively looking in international markets for resellers and distributors who have established relationships with pre-existing carriers. mPhase is also exploring the possibility of seeking a partner to provide a turnkey video package, which it can then resell to telcos who purchase the Company's hardware products.

B.   Segment Data

As of December 31, 1998, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

C.   Forward Looking Statements

Forward-looking statements above and elsewhere in this report that suggest that the Company will increase revenues, become profitable and achieve significant growth are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations and cash flows. Words such as "believes," "expects," "anticipates," or similar expressions identify these statements. Such forward-looking statements are based on the beliefs of the Company and its Board of Directors in which they attempt to analyze the Company's competitive position in its industry and the facts affecting its business. Investors should understand that each of the foregoing risk factors, in addition to those discussed elsewhere in this document could affect the future results of the Company, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference herein. In addition, there can be no assurance that the Company and its Board have correctly identified and assessed all of the factors affecting the Company's business.

Item 2.   Description of Property

The Company's corporate headquarters are located at 587 Connecticut Avenue, Norwalk, CT 06856-0960. The Company also leases office space as well as administrative services of Microphase Corporation including the use of accounting personnel on a month to month basis for $5,000 per month. The Company also maintains an office at the facilities of Georgia Tech Research Corporation in Atlanta Georgia where the GTRI also has research facilities as part of its contractual relations relating to a basic ordering agreement between mPhase and Georgia Tech Research Corporation.













Item 3.   Directors, Executive Officers and Significant Employees

(a)  Directors and Executive Officers and Significant Employees

The names, ages and positions of the Company's present directors and executive officers are as follows:

       Name                    Age                       Position

Necdet F. Ergul                75               Director, Chairman of the Board

Ronald A. Durando              42               Director, President and Chief
                                                  Executive Officer

Gustave T. Dotoli              62               Director and Chief Operating
                                                  Officer

David Klimek                   44               Director, Chief Technology
                                                Officer

J. Lee Barton                  45               Director

Hal L. Willis                  45               Executive Vice President -
                                                Corporate Development

Susan E. Cifelli               41               Executive Vice President -
                                                Sales and Marketing

(b) Other relationships

Necdet F. Ergul, Director and Chairman of the Board of the Company is also the Chairman of the Board of Microphase Corporation. Ronald A. Durando, president of the Company is also Chief Operating Officer of Microphase Corporation. Gustave T. Dotoli is also Vice President of Corporate Development at Microphase Corporation.

(c) Work Experience

Necdet F. Ergul: Chairman of the Board of Directors. Mr. Ergul has been Chairman of the Board at mPhase since October 1996 with the exception of a three month period when he temporarily resigned from that position due to the press of personal business. He is also the President and Chief Executive Officer of Microphase Corporation which he founded in 1955. In addition to his management responsibilities at Microphase, he is active in engineering design and related research and development. Mr. Ergul holds a Masters Degree in Electrical Engineering from the Polytechnic Institute of Brooklyn, New York.

Ronald A. Durando: Mr. Durando has been President and Chief Executive Officer of mPhase since the Company's inception in October of 1996. In addition, he has been the Chief Operating Officer of Microphase Corporation since 1994. From 1987 to 1994, he was the President and Chief Executive Officer of Nutley Securities, Inc., a registered broker-dealer. From 1982 to 1987 Mr. Durando worked as a Registered Representative for several Security Brokerage firms. From 1973 to 1982, Mr. Durando held various positions at Nova Electric Manufacturing Company, including Head of Electromechanical Design.

Gustave T. Dotoli: Mr. Dotoli has been Chief Operating Officer of mPhase since October of 1996. In addition, Mr. Dotoli has been the Vice President of Corporate Development at Microphase Corporation since December of 1996. He is formerly the President and Chief Executive Officer of the following corporations: Imperial Electro-Plating, Inc., World Imports USA, Industrial Chemical Supply, Inc., SISCO Beverage, Inc. and Met Pack, Inc. Mr. Dotoli earned a B.S. degree in Industrial Engineering from Fairleigh Dickenson University in 1959.

David Klimek: Mr. Klimek has been Chief Technology Officer of mPhase since June, 1998 and Director of Engineering since the Company's inception in October 1996. He has more than 18 years of technical engineering and design expertise and presently holds 13 individual or co-authored U.S. Patents. From 1982 to 1990, Mr. Klimek was the Research and Development Manager at Digital Controls, Inc.
In 1982, he received his Bachelor of Science degree in Electrical Engineering from Milwaukee School of Engineering, Milwaukee, WI. In addition, he graduated from the U.S. Navy Basic Electronics School at Great Lakes Naval Training Center in 1972.

Hal L. Willis: Mr. Willis has been Executive Vice President - Corporate Development of mPhase since October 1998. Prior to joining mPhase, Mr. Willis had 17 years of cable television industry experience with Gaylord Entertainment Company. Mr. Willis was formerly Vice President and General Manager - Worldwide for the Country Music Television Cable Network ("CMT") and longtime General Counsel of the Nashville Network (TNN). Mr. Willis worked with Gaylord Entertainment Company, overseeing its launch of TNN and its acquisition of CMT.

Susan E. Cifelli: Ms. Cifelli joined mPhase in the capacity of Executive Vice President - Marketing during February 1999. Ms. Cifelli has 18 years of experience in the telecommunications industry with Bell Atlantic, NYNEX and New England Telephone Company. Most recently, she was Project Manager for the "Infospeed" DSL Services Marketing Project at Bell Atlantic. Prior to this, she was the Project and Product Manager for marketing InfoFone Services in the State of New York. Ms. Cifelli holds an Masters of Science degree in Telecommunications & Computing Management from Polytecnic University and a Bachelors of Art from the State University of New York at Buffalo.

J. Lee Barton:   Mr. Barton became a member of the board of mPhase in February
1999. Mr. Barton is presently Chief Executive Officer of Lintel, Inc. a holding company that includes Hart Telephone Company, a 10,000 line Local Exchange Carrier in Northeast Georgia; Hart Communications, an interconnect carriers' carrier and long distance company; Hart Cellular, a partnership in two RSA's in North Georgia; Hart Cable, a recently formed cable television company; and Hart GlobalNet.

(d) Involvement in certain material legal proceedings during the last five years

A. No director, executive officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

B. No bankruptcy petitions have been filed by or against any business or property of any director, executive officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were a general partner or executive officer.

















Item 4.   Renumeration of Existing Directors, Executive Officers and
          Consultants

A.   Remuneration During Period ended June 30, 1998

(i)  Compensation of Officers
                                                                   Options,
                                                                   Warrants
                                 Capacities                        Or Other
                          In Which Remuneration    Aggregate       Stock
Name of Individual             Was Recorded       Remuneration      Rights

Necdet F. Ergul           Chairman of the Board        -0-           - 0 - (1)
Ronald A. Durando         President and Chief
                           Executive Officer         150,000         - 0 - (1)
Gustave Dotoli            Chief Operating Officer    120,000         - 0 - (1)

David Klimek              Manager of Engineering      68,500         - 0 - (1)

(ii) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period ended June 30, 1998 for any service provided as a director.

(1) Does not include options issued with an exercise price of one dollar ($1.00) per share, and therefore no compensatory element.

B. Remuneration Subsequent to year-end for the six month period ending December 31, 1998

                                                                    Options,
                                                                    Warrants
                                  Capacities                        Or Other
 Name of Individual    In Which Remuneration    Aggregate       Stock
or Identity of Group       Was Recorded       Remuneration      Rights

Necdet F. Ergul        Chairman of the Board        -0-     $ 256,250 (1,2)
Ronald A. Durando      President and Chief
                       Executive Officer          75,000    $ 256,250 (1,2)
Gustave Dotoli         Chief Operating Officer    60,000    $ 85,417  (1,2)
David Klimek           Manager of Engineering     37,985          - 0 - (1)

There were no arrangements pursuant to which any director of the Company was compensated for the period ended June 30, 1998 for any service provided as a director.

(1) Does not include options issued with an exercise price of one dollar ($1.00) per share, and therefore no compensatory element.

(2) Includes grant of shares valued at $1.7083 per share, issued in January of 1999 for services performed through December 31, 1998. 150,000 shares were issued to Necdet F. Ergul; 150,000 shares were issued to Ronald A. Durando; and 50,000 shares were issued to Gustave T. Dotoli.

Item 5.   Security Ownership of Management and Certain Security holders

A.   The following table sets forth information concerning stock ownership of
     (i) each director, (ii) each executive officer (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than 10% of the Common Stock as of June 25, 1998.



                                      Amount
Title     Name and Address                          of Shares       Percent
 of             of                                   Held By           of
Class     Owner of Shares                             Owner          Class

Common    Necdet F. Ergul                (1)        1,306,148          7.6
"         Ronald A. Durando              (1)(2)     1,966,148         11.4
"         Gustave Dotoli                 (1)          775,000          4.5
"         J. Lee Barton                  (1)        2,545,000         14.8
"         David Klimek                   (1)          300,000          1.8
"         Hal L. Willis                  (1)          150,000          0.9
"         All Directors and
          Officers as a group
          (6 persons)                    Total      7,042,296         41.0%

(1)  c/o mPhase Technologies, Inc.,

(2) Includes 320,000 shares held by Nutley Securities, Inc. which is owned 100% by Mr. Durando.

B.   Persons Sharing Ownership of Control Shares

     No persons other than J. Lee Barton, Ronald A. Durando and Necdet F. Ergul own or shares the power to vote 5% or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof.

     The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

     The Company has issued 1,621,845 five year warrants to purchase mPhase common stock in connection with Rule 505 offerings of its securities to investors. It also issued 75,000 five year warrants to a company called VMW, Inc., the first 25,000 warrants exercisable at $1.06 per share and the balance of 50,000 exercisable at $2.375 per share. In addition, the Company issued 400,000 five year warrants to Kaufman Brothers, a New York City investment banker, exercisable at $1.00 per share. The warrants granted the Kaufman Brothers also contain provisions which would allow for a conversion to common stock without any proceeds being received by the Company under a formula which would reduce the number of shares issued when the warrants are exercised based in part on the marketplace of the Company's common stock when the warrants are exercised.

     The Company has also granted stock options to its directors, officers, legal counsel and certain consultants, in August 1997 and again in January/March 1999. The total number of stock options granted and outstanding as of March 31, 1999 was 5,703,750. Of this number, 5,573,750 were exercisable at $1.00 per share, 80,000 were exercisable at $1.50 per share, and 50,000 were exercisable at $2.00 per share.

     In August 1997, the Company granted Thomas A. Murphy, a former director and officer of the Company, 750,000 options to purchase mPhase common stock at a price of $1.00 per share. As a consequence of negotiations between the Company and Mr. Murphy, this former director and officer agreed to waive any claim he may have had to the 750,000 stock options that had been granted to him.

E.   Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common


stock, the Company has no parents.  No person other than Messrs. J. Lee
Barton, and Ronald A. Durando own or share the power to vote 10% or more of the Company's securities.

Item 6.   Interest of Management and Others in Certain Transactions

The management of the Company are also employees of an affiliated group of companies which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

During the period ended June 30, 1997, the Company advanced $164,000 and $250,090 to companies then under common control. Additionally, the Company agreed to reimburse another affiliate $383,266 for research and development expenses as well as certain marketing expenses and $42,500 for other costs.

On May 1, 1997 the Company entered into an agreement with Microphase Corporation, an affiliated company with certain directors and officers in common, whereby the Company will utilize office space as well as the administrative services of Microphase Corporation such as its accounting personnel. This agreement calls for payments of $10,000 a month and is on a month to month basis.

On October 27, 1997, the Company, in connection with a planned joint venture licensing agreement with Global Music & Media, Inc., a Tennessee corporation, became the 41.724% owner in an unconsolidated subsidiary known as Complete Telecommunications, Inc. Pursuant to the original concept for the joint venture, the Company made an investment of $300,000 and issued to Global
Music & Media, Inc. 250,000 shares of its common stock then valued at $125,000. The Company also advanced $150,000 to the joint venture which was to bear interest at twelve (12%) percent per annum. No payments have been received by the Company from the joint venture with Global Music & Media,Inc. During the fiscal year 1998, Global Music & Media, Inc. commenced an action against the Company alleging it was the holder of an exclusive license to market the Company's TRAVERSERTM technology and related projects.

Prior to its merger with Lightpaths, Inc., when known as Tecma Laboratories, Inc., the corporation had abandoned its Bridgewater, New Jersey facility and had taken the position it had no obligation for rent under a lease with U.S. Land Resources, L.P. which has since expired. Notwithstanding, the Company recorded $54,250 on its books for unpaid rent which is included in accounts payable as of June 30, 1998. As a consequence of a lawsuit brought by U.S. Land Resources which named the former legal counsel for the Company as a defendant, in March 1999, the Company negotiated a settlement of this obligation which was funded in substantial part by the aforesaid former legal counsel of the Company and, accordingly, had no further impact on its books.

Prior to recapitalization due to the reverse acquisition discussed in A(1) Business Development, Organization and Acquisition Activities, the Company issued 1,500,000 and 27,465 shares of stock in cancellation of $75,000 of loans and $6,866 of accounts payable respectively, bringing the aggregate shares to 11,404,270 prior the recapitalization and the reverse split noted below.

The Company effected a one-for-ten reverse split for the shares above, effective March 31, 1997.

The Company issued 6,600,000 post reverse split shares in connection with the reverse acquisition discussed above.






On June 25, 1998, the Company issued 2,500,000 shares in consideration for all the issued and outstanding shares of MicroTel, which was then an affiliate of Microphase Corporation which holds certain provisional patents and copyrights relating to the Company's TRAVERSERTM technology. As a consequence of this acquisition, the Company eliminated a Technology, Patent and Trademark License Agreement it had entered into with MicroTel.

Item 7.    Description of Securities

(a)  Common or Preferred Stock

(1)  Description of Rights and Liabilities of Common Stockholders

(i) Dividend Rights-The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

(ii) Voting Rights-Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holders of 50% of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without further stockholder action.

(iii) Liquidation Rights- Upon liquidation, the holders of common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

(iv) Preemptive Rights-Holders of common stock are not entitled to preemptive rights.

(v) Conversion Rights-No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

(vi) Redemption Rights-No redemption rights exist for shares of common stock

(vii) Sinking Fund Provisions- No sinking fund provisions exist for shares of common stock.

(viii) Further Liability For Calls- No shares of common stock are subject to further call or assessment by the issuer.

(2)  Potential Liabilities of Common Stockholders to State or Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues.

(b) Debt Securities

The Company is not registering any debt securities, nor are any debt securities presently outstanding.

(c) Other Securities To Be Registered

The Company is not registering any securities other than its common stock.







Part II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

(a)  Market Information

(1)The common stock of the Company is presently traded on the NASDAQ OTC Bulletin Board, under the symbol "XDSL".

The following represents the high and low, bid and ask prices of the Company's common stock the last two fiscal years as provided by the National Quotation Bureau, Inc.. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. THESE FIGURES HAVE BEEN ADJUSTED TO REFLECT A 1 FOR 10 REVERSE SPLIT ON MARCH 1, 1997 AND A REVERSE SPLIT OF 1 FOR 2 EFFECTIVE ON SEPTEMBER 21, 1995

                                     Bid Prices                 Ask Prices
                                  High        Low           High         Low
1996
October 1 through December 31   $.03125    $ .03125      $ .28125    $ .28125

1997
Jan. 1 through Mar. 31          $ .625     $ .03125      $ .78125    $ .28125
Apr. 1 through June 30          $ 3.75     $   1.75      $  5.00     $  2.125
July 1 through Sept. 30         $ 2.125    $  1.375      $  2.3475   $  1.875
Oct. 1 through Dec. 31          $ 1.406    $   .625      $  1.875    $   .8125


1998
Jan. 1 through Mar. 31          $ 1.75     $   .875      $  2.00     $  1.0
April 1 through June 30         $ 2.375    $  1.125      $  2.5625   $  1.28125
July 1 through Sept. 30         $ 5.125    $   .71875    $  5.25     $   .875
Oct. 1 through Dec. 31          $ 7.813    $  1.3125     $  3.9375   $  1.500

1999
Jan. 1 through Mar. 31          $ 7.375    $  1.875      $  7.375    $ 1.9688

(2)(i) The common stock of mPhase is subject to outstanding options issued to directors, officers, consultants and legal counsel of the Company as follows:
5,488,750 options to purchase 5,488,750 shares of the Company's common stock at $1.00 per share, 80,000 options to purchase 80,000 shares of the Company's common stock of $1.50 per share and 50,000 options to purchase 50,000 shares of the Company's common stock at a price of $2.00 per share. In addition, the Company has issued 1,621,845 warrants to purchase 1,621,845 shares of the Company's common stock at $0.75 per share, 25,000 warrants to purchase 25,000 shares of the Company's common stock at $1.06 per share, 50,000 warrants to purchase 50,000 shares of the Company's common stock at $2.4375 per share and 400,000 warrants to purchase 400,000 shares of the Company's common stock at a price of $1.00 per share but with provisions which would allow the holder of the warrants to reduce the number of shares exercised proportionately to the market price of the Company's stock in lieu of payment for these options.

(ii) All of the issued and outstanding shares of the Company's common stock is subject to being sold under Rule 144 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Except for a limited number of shares sold under Rule 504 of Regulation D, sales of unregistered shares of mPhase common stock made by the Company to investors have been made with the understanding that it would file to become a reporting company which would then allow the investors to sell the shares purchased pursuant to Rule 144 after a one year holding period. As of March 31, 1999, the public float consisted of approximately 4,511,000 shares and the remaining 12,683,000 issued and outstanding shares were subject to Rule 144restrictions.
                                                               20


(iii) No common stock is currently being publicly offered by the Company. However, management continues to seek additional capital to fund its research and development projects through the private placement of its securities with institutions and other sophisticated investors. The Company presently plans a to implement a private placement of its securities that would raise $15,000,000 pursuant to Rule 506 of Regulation D promulgated by the SEC.


(b)  Shareholders

As of March 31, 1999, the Company had issued 17,194,043 shares, all of which were still outstanding and held by individual shareholders and brokerage firms and/or clearing houses in "street name" for their clients. The Company believes that there are approximately 750 beneficial owners of its common stock, including shares held in street name.

(c)  Dividends

The Company has not paid any dividends, other than a dividend having a value of $11,404, distributed to shareholders of record on February 16, 1997. In addition, certain assets and liabilities from the health care business were transferred to TLI, which was then spun off to shareholders of record prior to the date of the acquisition by the Company of Lightpaths, Inc., the subsidiary which then held the rights to the mPhase technology and products which are now identified as the TRAVERSERTM technology and products. The Company does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

Item 2.   Legal Proceedings

The Company is not currently involved in any legal proceeding nor does it have knowledge of any threatened litigation, except for a lawsuit instituted by Global Music and Media Inc, a Tennessee Corporation, over an alleged breach of an April 30, 1997 agreement whereby Global alleges it was given the exclusive right to market mPhase technology as well as television programming and related services. The Company has asserted the April 30, 1997 agreement relied upon by Global was superseded by an October 27, 1997 agreement with respect to which Global and a related company has defaulted under its obligations. Accordingly, the Company does not believe there is any merit to the contentions of Global and intends to vigorously defend the lawsuit.

The Company was previously involved in an action arising out of a lease entered into by its predecessor in name with U.S. Land Resources, L.P. which has since been resolved and settled at a minimal cost. Another matter which did not result in litigation but was settled by the Company involved claims by Thomas
A. Murphy, a former director and executive of the Company who agreed to waive all claims against the Company in return for allowing him to retain the benefit of 525,000 shares of mPhase common stock he had acquired as a founding shareholder of Lightpaths, Inc. and as a director of the Company.

Item 3.   Changes in and Disagreements With Accountants

Effective for the fiscal year ended June 30, 1997, the Company changed its accountants from Mauriello, Franklin & LaBrace, CPAs to Schuhalter, Coughlin &
Suozzo, LLC. Mauriello, Franklin & Labrace, CPAs declined to stand for re-election in March of 1997.  In the Auditor's report for the fiscal year ended
June 30, 1996, Mauriello, Franklin & Labrace, CPAs expressed an opinion which was qualified as to the Company's ability to continue as a going concern.
There were no disagreements with the former accountant on any matter of accounting principals or practices, financial statement disclosure, or
auditing scope or procedure.                                               21


Item 4.   Recent Sales of Unregistered Securities

(a) In June 1997, the Company issued 594,270 post reverse split shares for aggregate consideration of $897,405, pursuant to Rule 504 of Regulation D of the United States Securities and Exchange Commission. In July 1997, the Company issued 49,300 post reverse split shares for aggregate consideration of $98,600,pursuant to Rule 504 of Regulation D of the United States Securities and Exchange Commission.

In November 1997, 300,000 post reverse split shares were issued for services rendered to the Company valued at twenty-five ($0.25) cents per share in connection with efforts to obtain markets for the Company's technology.

In November 1997, the Company also issued 300,000 post reverse split shares to shareholders of Complete Telecommunications, inc. for aggregate consideration of $300,000 and issued 250,000 post reverse split shares as part of its investment in Complete Telecommunications, Inc.

During the fiscal year ended June 1998, the Company issued 2,195,014 post reverse split shares for aggregate consideration of $1,677,218, which net of offering costs of $205,203, generated net proceeds of 1,472,015 to the Company. In addition, during the same time period, warrants to purchase 1,621,845 shares of mPhase common stock at a price of $.75 per share were issued pursuant to an offering made under Rule 505 of Regulation D promulgated by the United States Securities and Exchange Commission under authority granted that federal agency by provisions of the Securities Act of 1933, as amended.

On June 25, 1998, the Company issued 2,500,000 shares in consideration for all the shares outstanding of Microphase Telecommunications, Inc., a Connecticut corporation, which is also an affiliate that holds substantially all the patents and copyrights to the Company's technology.

During the six month period ended December 31, 1998, the Company issued 360,000 shares valued at $615,000, considering the Rule 144 restrictions to which they were subject, and charged the same to stock based compensation in the statement of operations.

During the six month period ended December 31, 1998, the Company issued 54,332 shares valued at $40,750 for services.

Also during the six period ended December 31, 1998, the Company issued 3,115,000 shares for $3,197,416, which net of offering costs aggregating $132,666, generated net proceeds of $3,064,750 to the Company.

Subsequent to December 31, 1998, the Company issued 85,000 shares for services rendered valued at $0.50 per share resulting in net proceeds to the Company of $42,500 for bookkeeping purposes.

(b) The Company has not publicly offered any unregistered securities. It has no agreement with any person who may be deemed an underwriter. However, it has sold shares of its common stock in private transactions, including the Rule 504 and Rule 505 offerings discussed below.

(d) The issuer has not sold any securities for other than cash, except for 1,000,000 shares of its common stock issued to the following persons:

(1) 600,000 shares of stock issued to Nutley Securities, Inc. a company in which Ronald A. Durando is President, valued at $0.01 per share in connection with his services as a "finder fee" at the time of the acquisition of Lightpaths, Inc.





(2) 100,000 shares of common stock, valued at $0.25 per share, issued to Robert
H. Jaffe & Associates, P.A. in consideration of services to be rendered by that law firm in connection with drafting the Company's initial registration statement on SEC Form 10-SB, and 300,000 shares to six investors who performed services for the Company in connection with efforts to obtain markets for the Company's technology.

(e) The unregistered shares of common stock sold by the Company pursuant to Rule 504 in June/July 1997 were offered in accordance with provisions of Regulation D of the United States Securities and Exchange Commission and similar exemption provisions in the states where these offerings were made. These offerings were made to accredited investors, who represented in subscription agreements that they had sufficient assets such that they could afford to lose their entire investment without significantly affecting their personal financial condition.

(f) The unregistered shares of common stock sold by the Company pursuant to Rule 505 in 1998 were offered in accordance with provisions of Regulation D of the United States Securities and Exchange Commission and similar exemption provisions in the states where these offerings were made. These offerings were made to accredited investors, who represented in subscription agreements that they had sufficient assets such that they could afford to lose their entire investment without significantly affecting their personal financial condition.

Item 5.   Indemnification of Directors and Officers

THE BYLAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND AGENTS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

































         TABLE OF CONTENTS


The following documents are filed as part of this report:

  a) mPhase Technologies, Inc. and Subsidiary                        Page

     Report of Schuhalter, Coughlin & Suozzo, LLC                     F-1

     Consolidated Balance Sheet as of June 30, 1998 and
        December 31, 1998 (Unaudited)                            F-2, F-3

     Consolidated Statement of Operations From the Company's
        Inception, October 2, 1996 through June 30, 1997 and
        December 31,1998 (Unaudited) and for the year ended
        June 30, 1998 and the six months ended
        December 31, 1998 (Unaudited)                           F-4 - F-5

     Consolidated Statement of Changes in Stockholder's
       Deficit from Inception, October 2, 1996 through
       June 30, 1997 and for the year ended June 30, 1998
       and the six months ended December 31, 1998 (Unaudited)F-6, F-7, F-8

     Consolidated Statement of Cash Flows From the Company's
       Inception, October 2, 1996, through June 30, 1997 and
       December 31, 1998 (Unaudited) and for the year ended
       June 30, 1998 and the six months ended
       December 31, 1998 (Unaudited)                                  F-9

     Notes to Consolidated Financial Statements                      F-10


  b) Interim Financial Statements are not provided in this section as they are included above

  c) Financial Statements of Businesses Acquired or to be Acquired

  1) Tecma Laboratories, Inc.

     Report of Mauriello, Franklin & Labrace, CPA's                F-21

     Balance Sheets as of June 30, 1996                            F-22

     Statements of Income for the years ended June 30, 1996
       and 1995                                                    F-23

     Statements of Stockholder's Equity for the years ended
     June 30, 1996 and 1995                                        F-24

     Statements of Cash Flows for the years ended June 30,
     1996 and 1995                                                 F-25

     Notes to the Financial Statements                             F-26

 2) Microphase Telecommunications, Inc.

     Report of Schuhalter, Coughlin & Suozzo, LLC                  F-34

     Balance Sheet as of June 30, 1998                             F-35

     Statement of Operations for the year
     ended June 30, 1998                                    F-36 - F-37

     Statement of Cash Flows for the year ended June 30, 1998      F-38

     Notes to Financial Statements                                 F-39

           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






To the Board of Directors and Stockholders of mPhase Technologies, Inc.

We have audited the accompanying balance sheets of mPhase Technologies, Inc. as of June 30, 1997 and June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the period October 2, 1996 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and the results of its operations and its cash flows for the period of October 2, 1996 (date of inception) through June 30, 1998 in conformity with generally accepted accounting principles.

The Company is in the development stage as of June 30, 1998. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its present and future obligations and sustain its operations. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                         /s/ Schuhalter, Coughlin & Suozzo, LLC
                             Schuhalter, Coughlin & Suozzo, LLC

Raritan, New Jersey
January 28, 1999







                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
                    Consolidated Balance Sheet



                                                     June 30,   December 31,
                                                       1998         1998
                                                                 (Unaudited)
ASSETS

Cash and equivalents                                 $        - $  969,680
Prepaid expenses                                         16,000      4,400
Deposits                                                      -      7,415
Equipment used in research and development, less
  accumulated depreciation of $29,427 and $47,661        59,115     82,603
Marketing equipment, less accumulated depreciation
 of $5,268 and $8,951                                    16,350     15,826
Patents and licensing rights, at cost, less
 accumulated amortization of $46,534 and $142,366     1,084,492    972,624
Organization costs, less accumulated amortization
 of $187 and $253                                           468      1,122
Note receivable - unconsolidated subsidiary, net
 of $150,000 bad debt reserve                                 -          -
Goodwill, less accumulated amortization of
 $0 and $49,929                                         998,085    948,181

    TOTAL                                             2,174,510  3,001,851



      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Cash overdraft                                            8,432           -
Accounts payable                                      1,706,584   2,290,288
Accrued expenses                                        638,554     601,079
Due to affiliates                                       525,729     442,490
Deferred revenue                                              -      40,000
Loan payable                                            210,000     222,600

      TOTAL LIABILITIES                               3,089,299   3,596,457

STOCKHOLDERS DEFICIT

Common stock, no par value, 50,000,000 shares
 authorized; 13,579,711 shares issued and
 outstanding at June 30, 1998 and 17,109,043
 shares issued and outstanding at
 December 31, 1998 (unaudited)                        4,215,489   7,976,739
Deficit accumulated during development stage,
 subsequent to recapitalization effective
 October 2, 1996                                     (5,122,305) (8,563,372)
 Treasury Stock, 13,750 shares at cost                   (7,973)     (7,973)

TOTAL STOCKHOLDERS' DEFICIT                            (914,789)   (594,606)

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT    $2,174,510  $3,001,851






The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Operations




                                                      From
                                                    October 2,
                                                      1996
                                                    (Date of     For the
                                                    Inception)     Year
                                                       to          Ended
                                                     June 30,     June 30,
                                                      1997          1998


TOTAL REVENUE                                     $      -    $         -

COSTS AND EXPENSES
  Research and development (including $109,646
    and $101,240 for the periods ended
    June 30, 1997 and 1998 respectively and
    $302,188 for the period ended                   192,502     2,297,282
    December 31, 1998 incurred with affiliate)
  Licensing fees, including $450,000 for the
    period ending June 30, 1998 incurred
    with affiliate                                   37,500       450,000
  General and administrative (including $223,488
    and $61,131 for the period ended June 1997
    and 1998 respectively, and $60,000 for the
    period ended December 31, 1998 incurred
    with affiliate)                                 540,722     1,109,801
  Depreciation and amortization                      10,522        29,131
  Stock based compensation                                -       150,000
  Interest expense                                        -             -

      TOTAL COSTS AND EXPENSES                     (781,247)   (4,036,214)

      NET (LOSS) FROM OPERATIONS                $  (781,246)   (4,036,214)

      LOSS FROM UNCONSOLIDATED SUBSIDIARY
        INCLUDING $150,000 RESERVE FOR BAD DEBT           -      (304,845)

      NET (LOSS)                                $  (781,246)  $(4,341,059)

      BASIC LOSS PER COMMON SHARE               $     (.100)  $     (.465)

      COMMON SHARES OUTSTANDING                   7,806,457     9,336,340

      DILUTED LOSS PER COMMON SHARE             $     (.068)  $     (.313)

      COMMON SHARES AND EQUIVALENTS OUTSTANDING  11,481,457    13,883,185












The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
        Consolidated Statement of Operations - (Continued)




                                        From
                                     October 2,
                          For the       1996
                           Six         (Date of
                          Months      Inception)
                          Ended          to
                        December 31,  December 31,
                           1998          1998
                       (Unaudited)    (Unaudited)

                           $         - $         -






                             1,887,210   4,376,994


                                     -     487,500




                               717,786   2,368,309
                               165,721     205,374
                               655,750     805,750
                                14,600      14,600

                            (3,441,067) (8,258,527)

                            (3,441,067) (8,258,527)


                                     -    (304,845)

                           $(3,441,067)$(8,563,372)

                           $     (.251)$     (.500)

                            13,736,365  17,109,043

                           $     (.160)$     (.344)

                            21,536,960  24,909,638












The accompanying notes are an integral part of these financial statements


                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
    Consolidated Statement of Changes in Stockholders' Deficit
From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)

                        Number     Common     Treasury
                      of Shares     Stock       Stock    (Deficit)    Total

Balance, July 1, 1996,
 as previously
 reported            9,876,800   $ 389,291   $     -   $(671,039)  $ (281,748)
Conversion of Loans
 Payable to Common
 Stock               1,500,000       5,000         -           -       75,000
Conversation of
 Accounts Payable
 to Common Stock        27,465       6,866         -           -        6,866
One-for-Ten Reverse
 Common Stock Split(10,263,838)          -         -           -            -
Assignment of
 Certain Assets and
 Liabilities of
 Prior Tecma
 Laboratories, Inc.
 to TLI Industries,
 Inc. and Spin-off
 of 100% of TLI
 Industries Common
 Stock to
 Shareholders, net
 of $46,990 Loss
 from Discontinued
 Operations and
 Dividend of $11,404         -           -         -       133,332    133,332
Subtotal             1,140,427     471,157         -      (537,707)   (66,550)

Issuance of Common
 Stock in
 Consideration for
 100% of the Common
 Stock of Lightpaths,
 Inc.               6,600,000      66,550          -            -      66,550

Elimination of
 Predecessor Retained
 Deficit in
 Recapitalization           -    (537,707)         -      537,707          -

Balance as Restated
 for Recapitalization,
 Effective for
 October 2, 1996
 (Date of Inception
 for Lightpaths,
Inc.)               7,740,427   $      -   $      -  $        -   $        -











The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Deficit (Continued) From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)

                          Number    Common    Treasury
                        of Shares    Stock     Stock     (Deficit)     Total

Balance, as Restated    7,740,427 $      -           -          -          -

Issuance of Common
 Stock, in Private
 Placement Transactions,
 Net of Offering Costs
 of $138,931             594,270   758,474           -          -    758,474

Net (Loss) for the
 Year                          - $       -    $      - $ (781,246)$ (781,246)

Balance, June 30,
 1997                  8,334,697   758,474           -   (781,246)   (22,772)

Issuance of Common
 Stock, Net of
 Offering Costs
 of $205,203           2,195,014 1,472,015           -          -  1,472,015

Issuance of Common
 Stock for Services      300,000   150,000           -          -    150,000

Issuance of Common
 Stock in Connection
 with investment in
 Subsidiary              250,000   125,000           -          -    125,000

Repurchase of 13,750
 Shares of Common
 Stock at Cost                 -         -      (7,973)         -     (7,973)

Issuance of common
 stock in
 consideration for
 100% of the common
 stock of Microphase
 Telecommunications,
 Inc.                  2,500,000 1,710,000          -           -  1,710,000

Net loss for the year          -         -          -  (4,341,059)(4,341,059)

Balance, June 30,
  1998                13,579,711$4,215,489   $ (7,973)$(5,122,305)$ (914,789)














The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Deficit (Continued) From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)



                          Number    Common    Treasury
                        of Shares    Stock     Stock     (Deficit)     Total

Balance,July 1,1998    13,579,711 $4,215,489  $(7,973) $(5,122,305) $(914,789)

Issuance of common
 shares for services
 (unaudited)              414,332    655,750        -           -     655,750

Issuance of common
 stock net of offering
 costs of $142,000
 (unaudited)            3,115,000  3,105,500        -           -   3,105,500

Net loss for six
 months ended
 December 31, 1998
 (unaudited)                    -          -        -  (3,441,067) (3,441,067)

Balance, December 31,
 1998 (unaudited)      17,109,043  7,976,739   (7,973) (8,563,372)   (594,606)




































The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Cash Flow


                                                       From
                                                     October 2,
                                                       1996
                                                     (Date of     For the
                                                     Inception)  Year Ended
                                                       June 30,    June 30,
                                                        1997        1998

 Cash Flow Used In Operating Activities:
  Net (Loss)                                       $ (781,246)$(4,341,059)
  Adjustments to reconcile net (loss) to net
   cash (used in) operating activities:
    Depreciation and Amortization                      10,522      41,467
    Depreciation of research and
      development equipment                             2,053      27,374
    Interest expense                                        -           -
    Loss on unconsolidated subsidiary                       -     304,845
    Stock based compensation                                -     150,000
  Changes in assets and liabilities:
   (Increase) Decrease in deposits                          -           -
   (Increase) Decrease in prepaid expenses             (6,705)     (9,295)
   Increase in accounts payable                        86,297   1,620,387
   Increase in accrued expenses                       227,197     452,180
   Increase in due to affiliate                       425,766      78,294
   Increase in deferred revenue - license fee               -           -
   Increase in cash overdraft                               -       8,432
   Increase in receivables from subsidiary                  -    (150,000)

      Net cash (used in) operating activities        (450,216) (1,817,375)

Cash Flow Used in Investing Activities:
  Investment in organizational costs                  (54,110)          -
  Investment in licensing rights                         (655)          -
  Investment in fixed assets                          (80,906)    (29,254)
  Investment in unconsolidated subsidiary                   -           -

      Net cash (used in) investing activities        (135,641)    (29,254)

Cash Flow From Financing Activities:
  Proceeds from loan                                        -     210,000
  Proceeds from issuance of common stock, net
   of offering costs of $138,931, $205,203
   and $132,666                                       747,674   1,482,815
  Repurchase of Treasury stock at cost                      -      (7,973)

     Net cash provided by financing activities        747,674   1,684,842

Net Increase (Decrease)in Cash                        161,787    (161,787)

Cash, Beginning of Period                                   -     161,787

Cash, End of Period                                 $ 161,787  $        -








The accompanying notes are an integral part of these financial statements.


                   mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
        Consolidated Statement of Cash Flow - (Continued)

                                        From
                                      October 2,
                          For the       1996
                            Six       (Date of
                           Months     Inception)
                            Ended         to
                        December 31,  December 31,
                            1998         1998
                        (Unaudited)

                           $(3,441,067)$(8,563,372)


                               149,510     201,499

                                18,234      47,661
                                12,600      12,600
                                     -     304,845
                               655,750     805,750

                                (7,415)     (7,415)
                                11,600      (4,400)
                               583,704   2,290,288
                               (29,896)    649,481
                               (83,239)      6,821
                                40,000      40,000
                                     -       8,432
                                     -    (150,000)

                            (2,090,219) (4,357,810)


                                  (720)    (54,830)
                                     -        (655)
                               (44,881)   (155,041)
                                     -           -

                               (45,601)   (210,526)


                                     -     210,000


                             3,105,500   5,335,989
                                     -      (7,973)

                             3,105,500   5,538,016

                               969,680     969,680

                                     -           -

                            $  969,680  $  969,680








The accompanying notes are an integral part of these financial statements.


                  mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


NOTE 1 -     LOSSES DURING THE DEVELOPMENT STAGE:

The Company and its predecessor corporation, discussed in Notes 2 and 3 below, have recorded operating losses since inception, totaling $5,840,334 through June 30, 1998 which represents $718,029 operating losses by the predecessor and $5,122,305 by the Company since the recapitalization.

Management plans to raise additional capital, primarily through the issuance of common stock, until successful operations are obtained and the Company is no longer in the development stage.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to underwrite the Company's development stage through completion will provide the necessary financial requirements which in turn will provide the opportunity for the Company to continue as a going concern.

NOTE 2 -     ORGANIZATION AND NATURE OF BUSINESS:

The Company and its predecessor corporation was organized in the State of New Jersey in December, 1979 under the name Tecma Laboratories, Inc. On April 7, 1997, the Company amended its certificate of incorporation and changed its name to Lightpaths TP Technologies, Inc. On June 2, 1997, the Company amended the certificate of incorporation and changed its name to mPhase Technologies, Inc.

The predecessor corporation was a development stage company primarily engaged in research, development and the exploitation of certain products in the medical and health care field. Since the recapitalization discussed in Note 3, the Company is still in the development stage. The present activities of the Company are focused on the completion of its proprietary Traverser Digital
Data Delivery System utilizing existing twisted pair copper wire infrature in "plain old telephone systems" or "POTS".

NOTE 3 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. These include Lightpaths, Inc., a Delaware corporation, formed on October 2, 1996. Additionally, the Company formed another wholly owned subsidiary called TLI Industries, Inc. on January 29, 1997, shares of which were spun off to the stockholders of the Company, effective March 31, 1997, after transferring certain assets and liabilities, primarily fixed assets, patents and shareholder loans.
 Effective for the period beginning July 1, 1998, these also include Microphase Telecommunications, Inc. ("Microtel"). The liabilities in excess of basis, and therefore the resultant gain on the disposal of discontinued operations reduced by the loss from this discontinued operation through March 31, 1997, was treated as a decrease of the accumulated deficit prior to the recapitalization.










                 mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

The consolidated financial statements do not include an affiliate (see Note 5 - Related Party Transactions) which the Company has been dependent upon for facilities and technological assistance (see also Note 3).

Schedule of NonCash Investing and Financing Activities:

                                           From
                                         October 2,               For the
                                           1996        For the      Six
                                         (Date of       Year       Months
                                         Inception)     Ended       Ended
                                          to June 30,   June 30,   December 31,
                                            1997         1998        1998
                                                                  (Unaudited)
 Accounts payable assumed in the
 reverse acquisition of Lightpaths, Inc.   $ 66,500

 Common stock issued in connection with
 investmentin subsidiary                              $ 125,000

 Common stock issued for services                     $ 150,000      $655,750

 Common stock issued in connection with
 the acquisition of Microphase
 Telecommunications, Inc.                            $1,710,000

 Other Supplemental Cash Flow Information:

 Interest paid                             $      0    $      0       $ 2,000

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of five years.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Dependence:

The Company is dependent on an affiliated company for facilities and technological assistance. (See Note 5 - Related Party Transactions). The Company is also dependent on a co-patent holder, a research institute affiliated with Georgia Tech University. This institute presently has the most significant commitment of the Company. (See Note 6)











                  mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)





Effect of Uncertainty of Affiliate:


The affiliated companies for which the Company's depended on have not been audited. Management has indicated that the affiliated companies have fiscal uncertainties which question their ability to continue as a going concern. No liabilities have been recorded in these financial statements for this uncertainty.

Financial Instruments:

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the use of management's estimates.

The following methods and assumptions were used by the Company to estimate fair values of financial instruments as discussed herein:

Cash and equivalents:

The carrying amount approximates fair value because of the short period of maturity.

Receivables from and Payables to Affiliates:

The carrying amount approximates fair value because the Company anticipates either repayment or offsets in the current period.

Marketing Expenses:

Marketing expenses are charged to Operations as incurred. Included in General and Administrative expenses is $85,941 and $118,858 of marketing expenses for the periods ended June 30, 1997 and 1998 respectively.

Licensing Rights:

Licensing rights are recorded at cost including $51,555 acquired in the acquisition of Lightpaths, Inc. and are being amortized over the license period of sixty months.

Equity Method:

The investment in a corporation in which the company has a 41.724% interest is carried at cost, adjusted for the corporation's proportionate share of their undistributed earnings or (loss).

Loss per Common Share

For the period ended June 30, 1997, and all periods subsequent thereto, the Company adopted FASB 128 Statements of Financial Accounting Standards No. 128, "Earnings Per Share," to compute earnings per share. Basis EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted









                  mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. EPS from inception to date at December 31, 1998 is computed as if all these shares were outstanding for all periods presented.

Long-Lived Assets

In March, 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" which states that whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles are to be disposed of, they should be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also established the procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity. The Company adopted SFAS No. 121 for the year ended June 30, 1997, and all periods subsequent thereto. The carrying value of assets of the Company have not been affected by this statement.

Stock-Based Compensation:

The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for "Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of the Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. As such, compensation expense is generally recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Purchase of Subsidiary

In June, 1998, the Company issued 2,500,000 post reverse split shares in exchange for all of the issued and outstanding shares of Microphase Telecommunications, a Delaware corporation. The transaction is an acquisition accounted for as a purchase of Microphase Telecommunications, Inc. pursuant to APB 16. The excess (approximately $998,085) of the total acquisition cost over the recorded value of assets acquired was allocated to goodwill and will be amortized over ten years effective July 1, 1998. Pursuant to the agreement of merger, Microphase Telecommunications has become a wholly owned subsidiary.
As such, the Company will no longer be subject to the licensing fee for technology development and transfer discussed in Note 6. The agreement of merger further provides for the payment of a 3% royalty on the net sales of mPhase Technologies, Inc. to be paid to Microphase Corporation, an affiliate. The agreement also provides that the Company shall receive from Microphase Corporation a 3% royalty on the net sales of digital subscriber line components.











                  mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

Condensed financial information for the corporation immediately before the acquisition is as follows:

                                                                   June 30,
            Balance Sheet                                            1998

            Assets:

            Patents, net of $12,336 accumulated amortization    $ 131,830

                  Total Assets                                  $ 131,830

            Liabilities Due to Affiliates                       $ 286,169

            Common stock                                            1,000

            Retained Deficit                                     (155,339)

            Total Liabilities and Shareholders Deficit          $ 131,830


                                                                    For the
                                                                     Six
                                                                    Months
                                                                    Ended
                                                                   June 30,
            Summary of Statement of Operations                       1998

            Revenues - including

            Licensing fees from M-Phase Technologies, Inc.      $ 457,500

            Expenses                                              400,551

            Operating Income                                       72,288

            Gain on sale of patents and license rights            366,650

            Net Income                                          $ 438,938

























                 mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

Investment in Unconsolidated Subsidiary

On July 31, 1997 the Company and or its designates, agreed to purchase up to a 50% interest in Complete Telecommunications, Inc., together with Global Music and Medica, Inc., a Tennessee corporation, a transaction which was memorialized in an October 27, 1997 license agreement. Complete was intended to be a local cable provider and a marketing vehicle for the Company's technology in certain markets in the United States. The October 27th licensing agreement with Complete, provided Complete certain rights of distribution in the continental United States for mPhase technology for $2,000,000, the terms of which were $300,000 cash and $1,700,000 to be paid upon the receipt by Complete of a proposed financing ranging from $3,000,000 to $5,000,000 pursuant to a memo of understanding between the Company and Global dated April 30, 1997.

The Company has an interest in a corporation, Complete Telecommunications, Inc. which is involved in marketing the Company's technology. The investment is accounted for using the equity method and represents a 41.724% ownership in the subsidiary. The Company's accumulated deficit in the unconsolidated loss of the corporation included in retained deficit at June 30, 1998 amounted to $304,845.

Unaudited condensed financial information of the unconsolidated subsidiary is as follows:

          Balance Sheet                              June 30, 1998

          Assets:

          Licensing fee, Net of $300,000
           accumulated amortization                      $       0


          Pre-organizational costs, net of
          $120,908 of accumulated amortization             211,081

          TOTAL ASSETS                                   $ 211,081

          Liabilities, including $150,000
          note payable to mPhase                           641,704

          Common stock                                     300,000

          Retained Deficit                                (730,623)

          TOTAL LIABILITIES AND SHAREHOLDERS DEFICIT      $ 211,081

          Summary of Statement of Operations             June 30, 1998

          Revenues                                       $        0

          Expenses                                         (730,623)

          NET LOSS                                        $(730,623)












                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 4 -  COMMON STOCK:

Prior to June 30, 1989 the predecessor corporation issued 8,800,200 shares of common stock for aggregate consideration of $222,093, after giving effect for a stock split of 600 for 1 on September 1, 1987.

During 1988 the predecessor corporation entered into an Underwriting Agreement with First Nutley Securities, Inc. for the proposed sale of its securities. The underwriter agreed to sell 600,000 units to the public on a "best efforts, 250,000 unit or more" basis as to the first 250,000 units, and a "best efforts basis" as to the remaining 350,000 Units at a price to the public of $1.00 per unit. Each unit consisted of four shares of common stock, no par value, four Class A redeemable common stock purchase warrants, and four Class B redeemable common stock purchase warrants. Each Class A warrant and Class B warrant had entitled the holder to purchase one share of common stock at a purchase price of $.50 and $1.00 per share for a two and three year period respectively, after the offering. The terms of the Class A and Class B warrants were extended to February 13, 1997 and February 13, 1998 respectively and are now expired. Prior to their expiration 4,400 net warrants for a like amount of common shares were exercised for consideration of $2,125.

On July 20, 1989 the unit public offering was completed, 256,050 units were issued, and the Company received $206,062 which was net of certain expenses of the sale and offering costs of $49,988, and after giving effect to deferred offering costs it had previously recorded of $53,015, generated net proceeds to the Company of $153,048. Concurrently, the predecessor corporation issued 102,440 warrants to the underwriter for $.00025 per warrant and received $25.

During the six months ended December 31, 1995 the predecessor corporation issued 48,000 shares for aggregate consideration of $12,000.

Prior to recapitalization due to the reverse acquisition discussed in Note 3, the Company issued 1,500,000 and 27,465 shares of stock in cancellation of $75,000 of loans and $6,866 of accounts payable respectively, bringing the aggregate shares to 11,404,270.

The Company effected a one-for-ten reverse split for the shares above, effective March 31, 1997.

The Company issued 6,600,000 post reverse split shares in connection with the reverse acquisition of Lightpaths, Inc. discussed in Note 3.

In June of 1997, the Company issued 594,270 post reverse split shares for 897,405, which net of offering costs of $138,931, generated net proceeds of $758,474 to the Company. Included in the net proceeds was a stock subscription of 10,800 which was collected in early July, 1997.

In October, 1997, the Company issued 250,000 shares in connection with its investment in an unconsolidated subsidiary valued at $125,000 considering the Rule "144" restrictions to which they were subject.













                  mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

During the year ended June 30, 1998, the Company issued 2,195,014 post reverse split shares for $1,677,218, which net of offering costs of $205,203, generated net proceeds of $1,472,015 to the Company.

During the year ended June 30, 1998, the Company issued 250,000 shares valued at $125,000 in connection with an investment in subsidiary.

During the year ended June 30, 1998, the Company issued 300,000 shares, valued at $150,000, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.

On June 25, 1998, the Company issued 2,500,000 shares, valued at $1,710,000 in consideration for 100% of the common stock of Microphase Telecommunications, Inc.

During the six month period ended December 31, 1998, the Company issued 360,000 shares, valued at $615,000, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.

During the period ended December 31, 1998, the Company issued 54,332 shares valued at $40,750 for services.

During the period ended December 31, 1998, the Company issued 3,115,000 shares for $3,197,416, which net of offering costs of $132,666, generated net proceeds of $3,064,750 to the Company.

RESERVED SHARES:

On August 15, 1997, the Board of Directors authorized the grant of options to purchase 3,675,000 shares of the Company's common stock at $1.00 per share, including grants to purchase 3,000,000 shares of the Company's common stock to officers and directors, upon the approval and implementation of a stock option plan. No compensation was charged to expense as the grant price approximates the fair market value of the options considering the Rule "144" restrictions on the shares if exercised during the period. No shares have been exercised under these grants. During the year ended June 30, 1998, the Company terminated an employee for cause, which under the terms of the Company's stock option plan voided a grant of options to purchase 750,000 shares at $1.00 per share. The effect of such was to reduce the options outstanding from 3,675,000 to 2,925,000. During the period ended December 31, 1998, the Company also issued options to purchase an additional 2,648,750 shares of the Company's common stock at $1.00 per share, bringing the total to 5,573,750 of such options.

During the six month period ended December 31, 1998, the Company issued options to purchase 80,000 shares of the Company's common stock at $1.50 per share, and 50,000 shares of the Company's common stock at $2.00 per share.

During the period ended December 31, 1998, the Company issued 1,621,845 warrants to purchase one share of common stock at a price of $0.75 per share, exercisable for five years from the date of issuance. These warrants are callable by the Company if the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.










                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


During the six month period ended December 31, 1998, the Company also issued 400,000 warrants to purchase one share of common stock at a price of $1.00 per share, exercisable for five years from the date of issuance. These warrants are callable by the Company is the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.

During the six month period ended December 31, 1998, the Company issued 25,000 warrants on September 15, 1998 to purchase one share of common stock at a price of $1.06 per share, and 50,000 warrants on September 15, 1998 to purchase one share of Common Stock at a price of $2.4375 exercisable for five years from the date of issuance. These warrants are callable by the Company if the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.

NOTE 5 -  RELATED PARTY TRANSACTIONS:

The management of the Company are also employees of an affiliated Company which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

During the period ended June 30, 1997, the Company advanced $164,000 and $250,000 to companies then under common control. Additionally, the Company agreed to reimburse another affiliate $383,266 for research and development expenses as well as certain marketing expenses and $42,500 for other costs including licensing fees and facilities and administrative services discussed in

Note 6.
The Company has agreed in principle to have a convertible option to convert its $164,000 account receivable to equity in that affiliate.

On August 15, 1997 the Board of Directors of the Company and the Board of Directors of the affiliates agreed to permit the right of offset for the above advances against the liability of the affiliate discussed in Note 6.

On October 27, 1997, the Company, in connection with a planned joint venture licensing agreement discussed in Note 3, became the 41.724% owner in an unconsolidated subsidiary which included the investment of $300,000 and 250,000 shares of common stock valued at $125,000. Additionally, the Company advanced $150,000 in the form of a note receivable bearing interest of 12% and due within one year. No interest income was recorded in the statement of operations as the unconsolidated subsidiary has failed to make any payments under the note. The proposed joint venture partner in the unconsolidated subsidiary has continually failed to raise and contribute its originally planned equity contributions to the unconsolidated subsidiary and commenced an action against the Company and the Company is presently negotiating a proposed revised licensing agreement with the co-owners of the subsidiary.
















                 mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


During the period ended June 30, 1998, the subsidiary is not consolidated in these financial statements as management of the Company does not believe it had effective control of the subsidiary.

During the period ended June 30, 1997, the Company paid $95,141 in offering costs to a securities firm owned by a director, and dring the period ended June 30, 1998 the Company paid offering costs to the same firm totaling $153,999.

The licensing fees paid by the Company, discussed in Note 6, were paid to an affiliate. The acquisition, pursuant to an agreement dated June 25, 1998, discussed in Note 2, was of the same affiliate the licensing fees were previously paid to and this company was acquired from another affiliate the Company will be obligated to pay a 3% royalty to on revenues from the Company's proprietary TRAVERSER Digital Video Data Delivery System.

NOTE 6 -  COMMITMENTS AND CONTINGENCIES:

On February 15, 1997 the Company entered into a Technology, Patent and Trademark License Agreement with Microphase Telecommunications, Inc., an affiliated Company. The agreement permits the Company to utilize the patent and trademark technology of Microphase Telecommunications, Inc. under a licensing arrangement with payments as follows:

(1) a one time non-refundable payment of $37,500 which the Company has recorded as a license agreement in the Balance Sheet.

(2) Minimum annual royalties, based upon sales of the Company at rates of ten (10%) percent on the first $1,000,000 of sales; nine (9%) percent for sales between $1,000,001 and $5,000,000; eight (8%) percent for sales between $5,000,001 and $10,000,000; seven (7%) percent for sales between $10,000,001 and $20,000,000; and six (6%)percent for sales above $20,000,000 per year. Regardless of the Company sales, the Company has agreed to pay $50,000, $250,000 and $500,000 as a minimum payment in years one, two and three and additionally, $1,000,000 every year thereafter.

(3) The Company also agreed to make payments of $37,500 per month, starting June 1, 1997 and during the life of the Agreement, which in periods where no royalties are earned, can be applied to the minimum royalty above, for technology development and transfer. The Agreement is for the life of the trademark and patented items, which have been applied for and are expected to be seventeen years. During the period ended June 30, 1997, $37,500 has been charged to expense under this Agreement.

On May 1, 1997 the Company entered into an agreement with Microphase Corporation, an affiliate with common yet unidentical ownership, whereby the Company will use office space as well as the administrative services of the Company including the use of accounting personnel. This Agreement is for $5,000 per month and is on a month to month basis. During the period ended June 30, 1997, $10,000 has been charged to expense under this Agreement.

The predecessor corporation had previously abandoned its Bridgewater, New Jersey facility and has claimed no obligation for rent under a lease which has since expired during the current period. The Company has recorded $54,250 for unpaid rent under this Agreement and the same is included in accounts payable at June 30, 1997. Management believes it will have no obligation under this lease and if it is found otherwise, believes such obligation will be less than the amounts recorded in the financial statements.



                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

The Company has entered into various agreements with Georgia Tech Research Corporation, GTRC, a Company affiliated with Georgia Tech Research Institute, located in Atlanta, Georgia, pursuant to which the Company receives technical assistance in developing the commercialization of its digital video and data system. If and when sales commence utilizing this particular technology, the Company will be obligated to record and pay to GTRC a royalty of net sales of 3% to 5%, determined by mutual agreement on a product by product basis.

The dollar amount incurred by the Company of GTRC for technical assistance with respect to its Research and Development activities during the year ended June 30 , 1998 totaled $2,100,644 and included in accounts payable at June 30, 1998 is $1,310,062 to GTRC. For the six months ended December 31, 1998, the $1,565,068 of research and development expenses with GTRC and $1,847,249 was included in accounts payable to GTRC at December 31, 1998.

In June, 1998, the Company was advised by Global Music & Media, Inc., a Tennessee Corporation, and a major shareholder in the Company's unconsolidated subsidiary, Complete Telecommunictions, Inc. that they may be subject to suit for an alleged breach of contract of an April 30, 1997 agreement, and subsequently a suit was filed. The suit alleges Global was given the exclusive right to market mPhase Technology as well as television programming and related services. The Company believes the April 30, 1997 agreement was never intended to give exclusive rights to its technology; the April 30, 1997 agreement was superseded by the October 27, 1997 agreement with respect to which Global and a related Company has defaulted under its obligations and clearly does not provide for exclusivity. Accordingly, the Company considers the suit meritless and intends to vigorously defend its position.

NOTE 7 -  CORPORATE INCOME TAXES:

No provision has been made for corporate income taxes due to cumulative losses incurred. The Company has available unrealized tax benefits of approximately $1,935,000 in the form of net operating loss carryforwards of approximately $5,221,200 for federal income tax purposes and $5,025,200 for state income tax purposes to reduce future taxable income.

The Company has recognized these tax benefits as a deferred tax asset subject to a 100% valuation allowance since it is uncertain whether or not these tax benefits will be realized.

As of June 30, 1998 these losses expire as follows:

                                                        Federal      State

          June 30, 1998 through 2005                $        0 $5,025,200
          June 30, 1999 and 2000                       175,000          0
          June 30, 2001 thru 2005                       47,000          0
          June 30, 2006                                 76,000          0
          June 30, 2007                                 48,000          0
          June 30, 2008                                 75,000          0
          June 30, 2009                                 73,000          0
          June 30, 2010                                 86,000          0
          June 30, 2011                                 85,600          0
          June 30, 2012                                519,400          0
          June 30, 2013                              4,036,200          -

          TOTAL:                                    $5,221,200 $5,025,200




                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 8 -     PROPERTY AND EQUIPMENT:

Property and equipment owned by the Company at June 30, 1997, June 30, 1998 and December 31, 1998 (Unaudited) as well as the estimated useful lives used in computing depreciation are as follows:

                                            June 30,    June 30,   December 31,
                                              1997        1998        1998
                                                                   (Unaudited)
          Equipment used in research
          and development (5-7 years)      $ 66,906  $  88,542     $ 130,264

          Marketing equipment (3-5 years)    14,000     21,618        24,977

               Subtotal                      80,906    110,160       155,241

          Less accumulated depreciation      (2,442)   (34,695)      (56,812)

               Net Total                   $ 78,464  $  75,465     $  98,429


Depreciation expense for the period ended June 30, 1997, June 30, 1998 and December 31, 1998 (Unaudited) was $389, $4,879 and $3,883 respectively for marketing equipment and $2,053, $27,374 and $18,234 respectively for equipment used in research and development.

NOTE 9 -  CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK:

In the course of the Company business, it has advanced monies to a supplier and a licensing agent in the technology industries. Furthermore, these are affiliated companies with limited history of operations.

These expose the Company to risk of loss of the amounts advanced should the supplier ultimately be unable to produce what the Company intends upon purchasing as well as risk of loss should the technology to be assigned encounters obsolescence prior to its utilization by the Company. Additionally, the Company may be exposed to off-balance sheet risk arising from potential claims should the technology or products create a liability in which the Company's counterparties may fail to satisfy their obligations.

The Company measures its exposure on a commitment by commitment basis. This risk can be effected by changes in geographic, industrial or other economic factors. To alleviate the potential for risk concentration, management has monitored the progress of the supplier as well as the status of technological advances and changes with its providers and within the industry itself.
















                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of the Company's financial instruments are as follows:
                                    June 30, 1998         December 31, 1998
                                                             (Unaudited)
                                 Carrying      Fair      Carrying     Fair
                                  Amount       Value      Amount      Value
          Assets:

          Cash and
           Equivalents        $        -  $        -   $  969,681  $  969,681
          Stock Subscription
           Receivable                  -           -            -           -

          Liabilities:
          Cash overdraft      $    8,432  $    8,432   $        -  $        -
          Accounts payable    $1,571,945  $1,571,945   $2,163,449  $2,163,449
          Accrued expenses    $  638,554  $  638,554   $  601,078  $  601,078
          Due to Affiliate(s) $    8,432  $    8,432   $  699,990  $  699,990


NOTE 11 - YEAR 2000 ISSUES

Many computer systems and software programs, including several used by the Company may require modification and conversion to allow date code fields to accept dates beginning with the year 2000. Major system failures or erroneous calculations can result if computer system failures are not year 2000 compliant.

The Company is in the process of evaluating the computer systems they now have in use and does not anticipate a major undertaking to be compliant.

All costs associated with year 2000 compliance that have been incurred by the Company have been expensed and have not been capitalized. The overall cost t othe Company of modifications and conversion for year 2000 compliance with relation to the financial statements taken as a whole is not material. The Company is advised by a substantial majority of its vendors of computer products upgraded to be year 2000 compliant, or will not be affected by the year 2000 problem. The Company's business could be materially adversely affected if the Company's computer-based systems are not year 2000 compliant in a timely manner, the Company incurs significant additional expenses pursuing year 2000 compliance, the Company's vendors do not timely provide year 2000 compliant products, or the Company is subject to warranty or other claims by the Company's clients related to product failures caused by the year 2000 problem.

NOTE 12 - SUBSEQUENT EVENTS

Common Stock:

During the period ended June 30, 1999, the Company issued 85,000 shares, valued at $145,208, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.
























                  INDEPENDENT AUDITORS' REPORT


March 25, 1997


To the directors and stockholders of

Tecma Laboratories, Inc.:

We have audited the accompanying balance sheets of Tecma Laboratories, Inc. (A Development Stage Company), at June 30, 1996 and 1995, and the related statements of operations, stockholders' deficiency, and cash flows for the two years then ended and for the cumulative period from inception (December 20, 1979) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tecma Laboratories, Inc. and the results of operations and cash flows for the two years ended June 30, 1996 and for the cumulative period from inception (December 20, 1979) to June 30, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has utilized substantially all of the cash funds which were derived from the initial public offering of securities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                       /s/ Mauriello, Franklin & LaBrace, CPA's
                           Mauriello, Franklin & LaBrace, CPA's

PAGE 1




                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                         BALANCE SHEETS


                                                           June 30,
                                                       1996         1995
ASSETS

Current assets:
  Cash in banks                                     $     173  $      39
  Prepaid expenses and other current assets                 -          -



     Total current assets                                 173         39

Security deposits                                       4,370      4,370

Patents, at cost, net of  accumulated
  amortization of $7,642 and $6,432
  respectively (Note 1)                                12,939     14,149
Property and equipment, at cost,  net of
  accumulated depreciation  of $39,918 and
  $31,176 respectively (Notes 1 and 3)                 28,752     37,494

   Total assets                                     $  46,234  $  56,052

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Accounts payable-trade                            $  57,898  $  18,898
  Accrued interest-stockholders (Note 4)               48,897     31,536
  Accrued legal fees                                    3,000      3,000

   Total current liabilities                          109,795     53,434

Loans payable-stockholders (Note 4)                   218,187    210,767

   Total liabilities                                  327,982    264,201

Stockholders' deficiency:
  Common stock-no par value;  Authorized-
   50,000,000 shares;  Issued and outstanding
   -9,876,800 shares (1995 - 9,828,800 shares)
   (Note 2)                                          $389,291   $377,291
  Deficit accumulated during the development stage   (671,039)  (585,440)

   Total stockholders' deficiency                   $(281,748) $(208,149)

   Total liabilities and stockholders' deficiency   $  46,234  $  56,052


SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 2














                   TECMA LABORATORIES, INC.
                 (A Development Stage Company)
             STATEMENT OF STOCKHOLDERS' DEFICIENCY
             TOTAL FROM INCEPTION TO JUNE 30, 1996

                                   Common Stock         Accumulated
                                  Shares      Amount      Deficit        Total
Issued prior to June 30, 1982  4,177,200   $ 159,216
Issued July 1, 1982
 to June 30, 1989              4,623,000      62,877
Balance, July 1, 1989          8,800,200    $222,093    $(188,339)    $33,754

Proceeds from initial public
  offering, net of offering
  costs of $103,003            1,024,200     153,048            -    153,048

Sale of 102,440 warrants
  at $.00025 each                      -          25            -         25

Proceeds from exercise
  of 4,400 warrants                4,400         125            -      2,125

Net loss for year ended
  June 30, 1990                        -           -     (39,145)    (39,145)

Net loss for year ended
  June 30, 1991                        -           -     (75,739)    (75,739)

Net loss for year ended
  June 30, 1992                        -           -     (47,854)    (47,854)

Net loss for year ended
  June 30, 1993                        -           -     (75,650)    (75,650)

Net loss for year ended
  June 30, 1994                        -           -     (72,910)    (72,910)

Net loss for year ended
  June 30, 1995                        -           -     (85,803)    (85,803)

Proceeds from issuance of
  common stock                    48,000      12,000           -      12,000

Net loss for year ended
  June 30, 1996                        -           -     (85,599)    (85,599)

Balance, June 30, 1996         9,876,800    $389,291  $ (671,039)  $(281,748)


SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 3















                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)

                    STATEMENTS OF OPERATIONS



                                                                Total From
                                               Years Ended      Inception
                                                 June 30,       To June 30,
                                             1996      1995        1996
Revenue:
  Sales                                       $ -0-     $ -0-    $ 2,409
  Interest income                               -0-       -0-     15,132
    Total Revenue                               -0-       -0-    $17,541
Costs and expenses:
  Write off of investment in common
    stock- foreign corporation                  -0-       -0-    141,208
  Selling and administrative
    expenses                                 57,086   60,107     438,207
  Depreciation-property and
    equipment                                 8,742    8,743      39,918
  Amortization-patents                        1,210    1,209       7,642
  Interest expense                           18,561   15,744      61,605

                                          $ (85,599)$ 85,803    $688,580

Net loss (Note 5)                         $ (85,599)$(85,803)  $(671,039)

Net loss per share (Note 1)               $   -0-   $    -0-


SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 4
































                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS

                                               Years Ended       Total From
                                                 June 30,        Inception to
                                            1996       1995     June 30, 1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                   $(85,599)$ (85,803)  $ (671,039)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization               9,952       952       47,560
    Interest expense                           17,361    14,540       48,897
    Increase (decrease) in cash arising from
     changes in current assets and liabilities:
      Security deposits                             -         -      (4,370)
      Accounts payable                         39,000     2,364      57,898
      Accrued expenses                              -         -       3,000
    Total adjustments                         $66,313   $26,856    $152,985

    Net cash used in operating activities    $(19,286) $(58,947)  $(518,054)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Patent expenditures                               -         -     (20,581)
  Property and equipment expenditures               -         -     (68,670)

    Net cash used in investing activities           -         -     (89,251)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock     $ 12,000  $      -    $490,143
  Proceeds from sale and exercise of
    common stock warrants                           -         -       2,150
  Net borrowings from shareholders              7,420    56,022     218,187
  Public offering expenditures                      -         -    (103,002)

  Net cash provided by financing activities  $ 19,420   $56,022    $607,478

NET INCREASE (DECREASE) IN CASH              $    134   $(2,925)   $    173
  Cash balance, beginning of year                  39     2,964
  Cash balance, end of year                  $    173   $    39

Supplementary cash flow data:
  Interest paid                               $     -   $     -    $     -
  Income taxes paid                           $     -   $     -    $     -


SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 5

















                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

Organization and Nature of Business

The Company was organized under the laws of the State of New Jersey on December 20, 1979 for the primary purpose of research, development, and exploitation of certain products in the medical and health care fields.

The Company is in the development stage and has had no U.S. operations but has invested monies in a 97% owned predecessor foreign subsidiary to develop and produce quinine. The operation was unsuccessful and the investment was written off in June 1984. Since then, the Company has been engaged in the research, development and patenting of medicinal products derived from botanical sources. The Company has patented several products and is in the process of producing and marketing these products.

In July, 1989 the Company successfully completed a unit public offering of its securities (See Note 3).

Basis of Presentation

The Company's financial statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company reported a net loss of approximately $86,000 for the year ended June 30, 1996 and cumulative losses since inception of approximately $671,000. Further the Company has utilized substantially all of its cash funds which were derived from the initial public offering of securities.

The continuation of the Company is dependent upon obtaining additional financing and the commencement of production, marketing, and sales of its patented products. To obtain these objectives, management is pursuing a number of options including borrowing of funds from major shareholders, a secondary offering of securities, and a merger with another corporation (See Note 8).

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development costs are charged to operations as incurred.

Property and Equipment

Property and equipment are stated at cost and depreciation has been provided on a straight line basis commencing at the time the assets were placed in service (October 1991) based on the following useful lives:

Useful Lives

     Lab equipment and fixtures            10 years
     Office equipment                       5 years
     Office furniture                       7 years
     Leasehold improvements                10 years
PAGE 6







                   TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies (Continued)

Patent Costs

Patent costs are capitalized as incurred and amortized over the remaining legal life of the patents commencing when the patents are issued by federal authorities. As of June 30, 1996, five patents were issued and amortization provided thereon.

Income Taxes

Taxes are computed on pre-tax financial income which is consistent with income reported for income tax filing purposes.

Loss Per Share

Loss per share is based on the weighted average number of common shares outstanding.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 1--Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2--Capitalization Changes

The Company entered into an Underwriting Agreement with First Nutley Securities, Inc. for the proposed sale of its securities. The underwriter agreed to sell 600,000 Units to the public on a "best efforts, 250,000 unit or more" basis as to the first 250,000 Units, and on a "best efforts basis" as to the remaining 350,000 Units at a price to the public of $1.00 per Unit. Each Unit consisted of four shares of common stock, no par value, four Class A redeemable common stock purchase Warrants, and four Class B redeemable common stock purchase Warrants. Both classes of Warrants were exercisable and transferable immediately upon the successful closing of the offering herein. Each Class A Warrant and Class B Warrant entitled the holder to purchase one share of common stock at a purchase price of $.50 and $1.00 per share for two and three year periods respectively, from the effective date of the offering. The terms of the Class A and Class B warrants have expired.

On July 20, 1989 the unit public offering was completed, 256,050 Units were issued, and the Company received $206,062 which is net of certain expenses of the sale and offering costs of $49,988. Concurrently the Company issued 102,440 warrants to the underwriter for $.00025 per warrant and received $25. The warrants entitled the Underwriter to purchase 102,440 shares of common stock at $.30 per share for a period of 48 months commencing February 13, 1990. The term for exercise of the warrants had been extended until February 13, 1997 at which time they expired.

Note 3--Property and  Equipment

Property and equipment are comprised as follows:

                                                               June 30,
                                                           1996      1995
Laboratory equipment
   and fixtures                                      $  9,922   $  9,922
Office equipment                                        5,239      5,239
Office furniture                                       30,480     30,480
Leasehold improvements                                 23,029     23,029
Total cost                                             68,670     68,670
Accumulated depreciation                               39,918     31,176
Net                                                  $ 28,752   $ 37,494

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 4--Related Party Transactions

During the years ended June 30, 1996 and 1995, the Company engaged in the following related party transactions:

1. Was advanced unsecured funds with no stated maturity from two major stockholders of $7,420 and $56,022 to pay for rent and other related
     operating expenditures of which   $218,187 and $210,767 was owing as of
     June 30, 1996 and 1995 respectively.

2. Was charged 8% interest per annum on such loans totaling $17,361 in 1996 and $14,540 in 1995 of which $48,897 and $31,536 was outstanding at June 30, 1996 and 1995 respectively.

Note 5--Corporate Income Taxes

No provision has been made for corporate income taxes due to cumulative losses incurred. As of June 30, 1996 and 1995, the Company has available unrealized tax benefits of approximately $253,000 and $219,000 respectively in the form of net operating loss carryforwards which can reduce future taxable income.

The Company has recognized these tax benefits as a deferred tax asset subject to a 100% valuation allowance since it is more likely than not that these tax benefits will not be realized.

As of June 30, 1996 these losses expire as follows:

                                                      Federal           State

December 31, 1996 thru 1999                         $175,000   $     -0-
June 30, 1997 thru 2000                                  -0-     233,000
June 30, 2001 thru 2005                               47,000     222,000
June 30, 2006                                         76,000         -0-
June 30, 2007                                         48,000         -0-
June 30, 2008                                         75,000         -0-
June 30, 2009                                         73,000         -0-
June 30, 2010                                         86,000         -0-
June 30, 2011                                         86,000         -0-

                                                    $666,000    $455,000

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 6-Fair Value of Financial Instruments

The fair value of the Company's long-term debt to stockholders is deemed equal to its reported value based on estimated interest rates available to the Company for debt of similar terms and maturity.

Note 7-Commitments

The Company is committed to a three year operating lease covering its plant and office facility in Bridgewater, New Jersey, commencing from August 12, 1996. The minimum annual rent is $32,775 and is without regard to the Company's proportionate share of real estate taxes, utilities, and maintenance costs which it is obligated to pay. The Company reported lease charges of $48,136 and $47,866 in the years ended June 30, 1996 and 1995 respectively.

Future minimum rental payments for the five years ending June 30, 2001 and thereafter are as follows:

                                 Year Ended June 30,

                                1997                             $ 27,312
                                1998                               32,775
                                1999                               32,775
                                2000                                5,463
                                2001                                  -0-
                                Thereafter                              -

                                Total                            $ 98,325

Note 8--Subsequent Events

Effective January 27, 1997 the Company terminated its facility lease due to constructive eviction. The Company is disputing both unpaid and paid rent and escalation charges from the landlord based on the Company being the last tenant in an unoccupied building which has not been maintained. The Company feels the settlement of such dispute shall not have a material adverse effect on the financial statements.

Effective February 5, 1997 the Company authorized the issuance of 1,500,000 and 27,465 shares of unissued common stock in consideration for the forgiveness of $75,000 of loans payable -stockholders as described in Note 4 and accounts payable of $6,866.



                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS



Note 8--Subsequent Events (Continued)

On March 24, 1997 a majority of the stockholders of the Company approved the following resolutions:

1) Agreed to the terms of an Exchange and Plan of Reorganization Agreement dated January 15, 1997 with the stockholders of Lightpaths, Inc., a Delaware Corporation, wherein the Company shall acquire 100% of the issued and outstanding common stock of Lightpaths, Inc. in consideration for 6.6
     million post reverse split shares of the Company.    The Company shall
     account for the acquisition as a pooling of interests for financial reporting purposes.

     Summarized operating data giving effect to the acquisition had it occurred on July 1, 1995 has not been disclosed since there is minimal historical operating data for Lightpaths, Inc.

2) Authorized a 1 for 10 reverse stock split to be effective March 31, 1997 for stockholders of record of the same date and to change the name of the Company to Lightpaths TP Technologies, Inc.

3) Authorized the transfer to a newly formed wholly-owned subsidiary, TLI Industries, Inc. all of its assets and all of its liabilities effective March 31, 1997. Immediately thereafter the Company shall spin off all of the outstanding shares of TLI's common stock to the stockholders of the Company as a dividend.
















































To the Board of Directors and Stockholders of Microphase Telecommunications, Inc.

We have audited the accompanying balance sheets of Microphase Telecommunications, Inc., Inc. as of June 30, 1997 and June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the period September 12, 1995 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and the results of its operations and its cash flows for the period of September 12, 1995 (date of inception) through June 30, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 3, substantially all transactions of the Company have been incurred with affiliates, and the Company is dependent on these affiliates.

The Company was in the development stage as of June 30, 1998.  As discussed in
Note 2, on June 25, 1998, effective for accounting purposes July 1, 1998, the Company was acquired by mPhase Technologies, Inc. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.






                         /s/ Schuhalter, Coughlin & Suozzo, LLC
                             Schuhalter, Coughlin & Suozzo, LLC

Raritan, New Jersey
January 28, 1999









               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
                    Consolidated Balance Sheet



                                                           June 30,
                                                       1997         1998

ASSETS

Cash and equivalents                               $        - $        -
Patents and licensing rights, at cost, less
 accumulated amortization of $9,639 and $12,336       154,230    998,585
Goodwill, less accumulated amortization of
 $0                                                         -    998,585

    TOTAL                                             154,230  1,997,170



      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Due to affiliates                                     747,507    286,170

      TOTAL LIABILITIES                               747,507    286,170

STOCKHOLDERS EQUITY

Common stock, no par value, 5,000,000 shares
 authorized; 1,000 shares issued and
 outstanding at June 30, 1997 and 1998
 shares issued and outstanding at
 June 30, 1998                                          1,000      1,000
Retained Deficit                                     (594,277)  (155,339)
Additional paid in capital                                  -  1,865,339

TOTAL STOCKHOLDERS' EQUITY                           (593,277) 1,711,000

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT  $  154,230 $1,997,170


























               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
               Consolidated Statement of Operations



                                            From                   From
                                          Inception              Inception
                                             to                      to
                                        (September 12, For the (September 12,
                                             1995)       Year       1995)
                                           Through       Ended     Through
                                           June 30,     June 30,   June 30,
                                             1997        1998        1998

TOTAL REVENUE                              $ 119,712  $ 472,839 $  592,551

COSTS AND EXPENSES
  Marketing (including $350,000 and
   $161,750 for the periods ended
   June, 1997 and 1998, respectively
   incurred with affiliate)                  350,000   161,750    511,750
  Research and development (including
   $136,750 for the period ended
   June 30, 1997 incurred with affiliate)    136,750         -    136,750
  General and administrative (including
   $217,600 for the periods ended
   June 1997 and June 30, 1998 incurred
   with affiliate)                           217,600   217,600    435,200
  Depreciation and amortization                9,639    21,201     30,840

      TOTAL COSTS AND EXPENSES              (713,989) (400,551)(1,114,540)

      NET INCOME (LOSS) FROM OPERATIONS     (594,277)   72,288   (525,989)

      GAIN ON SALE OF PATENTS AND
        LICENCE RIGHTS                             -   366,650    366,650

      NET INCOME (LOSS)                    $(594,277)$ 438,938 $ (155,339)





























               MICROPHASE TELECOMMUNICATIONS, INC.
                   (A Development Stage Company)
    Consolidated Statement of Changes in Stockholders' Deficit
   From September 12, 1995 (Date of Inception) to June 30, 1998


                                             Additional
                          Number    Common    Paid in
                        of Shares    Stock    Capital    (Deficit)     Total

September 12, 1995          -      $ 1,000  $      -    $       -  $        -

Initial capitalization  1,000        1,000         -            -       1,000

Net (Loss) for the
 Period from September
 12, 1995 to June 30,
 1997                       -            -         -     (594,277)  (594,277)

Balance, June 30, 1997  1,000        1,000         -     (594,277)  (593,277)

Increase in additional
 paid in capital in
 connection with push
 down accounting
 pursuant to merger
 agreement dated
 June 25, 1998             -            -  1,865,339           -  1,865,339

Net income for the year    -            -          -     438,938    438,938

Balance, June 30, 1998 1,000      $ 1,000 $1,865,339   $(155,339)$1,711,000




































               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
               Consolidated Statement of Cash Flow


                                             From                   From
                                           Inception              Inception
                                              to                      to
                                         (September 12, For the (September 12,
                                              1995)       Year       1995)
                                            Through       Ended     Through
                                            June 30,     June 30,   June 30,
                                              1997        1998        1998

 Cash Flow From Operating Activities:
  Net (Loss) Income                      $(594,277)    $ 438,938   $ 155,339
  Adjustments to reconcile net (loss)
   to net cash (used in) operating
   activities:
    Depreciation and Amortization            9,639        21,201      30,840
    Gain on the sale of patents and
      license rights                             -      (366,650)   (366,650)
  Changes in assets and liabilities:
   Increase (decrease) in due
     to affiliate                          747,507       (93,489)    654,018
      Net cash from operating
       activities                          162,869             -     162,869

Cash Flow Used in Investing Activities:
  Investment in licensing rights          (163,869)            -    (163,869)
      Net cash (used in) investing
       activities rights                  (163,869)            -    (163,869)

Cash Flow From Financing Activities:
  Proceeds from issuance of common           1,000             -       1,000
     Net cash provided by financing
      activities                             1,000             -       1,000

Net Increase (Decrease)in Cash                   -             -           -

Cash, Beginning of Period                        -             -           -

Cash, End of Period                      $       -     $       -   $       -

























              MICROPHASE TELECOMMUNICATIONS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENT


NOTE 1 - DEVELOPMENT STAGE ENTERPRISE:

The Company was organized in the State of Delaware on September 12, 1995.

The Company is a development stage company primarily engaged in research and development of technological products in the defense and communications industries. On June 25, 1998 the Company sold all its technology relating to the defense industry to one affiliate and, simultaneously retained all its technology relating to the communications industry. The present activities of the Company are focused on the completion of its proprietary Traverser
Digital Date Delivery System utilizing existing twisted pair copper wire infrastructure in "plain old telephone systems" or "POTS".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Push Down Method of Accounting

The financial statement includes the accounts of the Company, as adjusted for a write up of intangible assets for its merger (acquisition by mPhase Technologies, Inc. "mPhase") whereby the Company became a wholly owned subsidiary of mPhase, utilizing the push down method of accounting.

Intangible Assets

Patents and goodwill are recorded at cost. Amortization is provided on the straight-line method over the estimated useful lives of seventeen and ten years, respectively.

Research and Development

Research and development costs are charged to operations as incurred.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Dependence

The Company is dependent on an affiliated company for facilities and technological assistance. (See Note 3 - Related Party Transaction)

Financial Instruments

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the use of management's estimates.

The following methods and assumptions were used by the Company to estimate fair values of financial instruments as discussed herein:

Receivables from and Payables to Affiliates

The carrying amount approximates fair value because the Company anticipates either repayment or offsets in the current period.








              MICROPHASE TELECOMMUNICATIONS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Long-Lived Assets

In March, 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which states that whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles are to be disposed of, they should be reported at the lower of carrying amount of fair value less cost to sell. SFAS No. 121 also established the procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity. The Company adopted SFAS No. 121 for the year ended June 30, 1997, and all periods subsequent thereto. The carrying value of assets of the Company have not been affected by this statement.

NOTE 3 -RELATED PARTY TRANSACTIONS:

The management of the Company are also employees of an affiliated Company which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

The licensing fees received by the Company, discussed in Note 2, were paid by an affiliate. The acquisition, pursuant to an agreement dated June 25, 1998, discussed in Note 2, was of the same affiliate the licensing fees were previously received from and this company has acquired the Company from another affiliate.
The Company will be obligated to pay a 3% royalty to on revenues from the Company's proprietary TRAVERSER Digital Video Data Delivery System to the affiliate going forward.

Prior to June 25, 1998, the Company was dependent on an affiliate experiencing financial difficulties. Subsequent to June 25, 1998, the Company became the wholly owned subsidiary fo a different affiliate whose financial state indicated going concern uncertainties.

NOTE 4 -  CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK:

In the course of the Company business, it has advanced monies to a supplier and a licensing agent in the technology industries. Furthermore, these are affiliated companies with limited history of operations.

These expose the Company to risk of loss of the amounts advanced should the supplier ultimately be unable to produce what the Company intends upon purchasing as well as risk of loss should the technology to be assigned encounters obsolescence prior to its utilization by the Company. Additionally, the Company may be exposed to off-balance sheet risk arising from potential claims should the technology or products create a liability in which the Company's counterparties may fail to satisfy their obligations.

The Company measures its exposure on a commitment by commitment basis. This risk can be effected by changes in geographic, industrial or other economic factors. To alleviate the potential for risk concentration, management has monitored the progress of the supplier as well as the status of technological advances and changes with its providers and within the industry itself.











Part III

Item 1    Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit   Name and/or Identification of Exhibit
Number

 1.   Underwriting Agreement

              Not applicable

 2.  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
     Succession.

     (a) Exchange of Stock Agreement and Plan of Reorganization, Dated January 15, 1997

     (b) Exchange of Stock Agreement and Plan of Reorganization, Dated June 25, 1998

 3.  Certificate of Incorporation and By-Laws

     (a)  Certificate of Incorporation of Tecma Laboratory, Inc. filed
          December 20, 1979
     (b) Certificate of Correction to Certificate of Incorporation of Tecma Laboratory, Inc. dated June 29, 1987
     (c) Certificate of Amendment of Certificate of Incorporation of Tecma Laboratory, Inc. dated August 28, 1987 (changing name to Tecma Laboratories, Inc.)
     (d) Certificate of Amendment of Certificate of Incorporation of Tecma Laboratories, Inc. filed April 7, 1997 (changing its name to Lightpaths TP Technologies, Inc.
     (e) Certificate of Amendment of Certificate of Incorporation filed June 2, 1997 (changing its name to mPhase Technologies, Inc.)
     (f) Certificate of Incorporation of Lightpaths, Inc. Filed October 2, 1996 with the Delaware Secretary of State
     (g)  By-Laws of mPhase Technologies, Inc.
     (h)  mPhaseTV.net/Inc. Certificate of Incorporation dated August 21, 1998.
     (i)  Certificate of Incorporation of Microphase Telecommunications, Inc.

 4.  Instruments Defining the Rights of Security Holders

     (a) mPhase Long Term Stock Incentive Plan authorized by the Company on August 15, 1997
     (b) A warrant agreement between the Company and Jersey Transfer & Trust Co., Warrant Agent, relating to the warrants issued pursuant to Rule 505 offering

 5.  Opinion on Legality

          Not applicable

 6.  No Exhibit Required

          Not applicable

 7.  Opinion on Liquidation Preference

          Not applicable

 8.  Opinion on Tax Matters

          Not applicable

Exhibit   Name and/or Identification of Exhibit
Number


 9.  Voting Trust Agreement and Amendments

          Not applicable

10.  Material Contracts

     (a) Technology agreement Dated February 15, 1997 between Microphase Telecommunications and mPhase Technologies, Inc.

     (b) Loan Agreements and Promissory Notes between Janifast Holdings, LTD (the Maker) and mPhase Technologies Inc. (the Holder), Dated April 10,1997, May 5, 1997, June 19, 1997 and August 31,

     (c) Joint Venture Agreement dated April 30, 1997 between the Company and Global Music & Medica, Inc. detailing terms and conditions under which Complete Telecommunications, Inc. is to be organized and operated.

     (d) License Agreement dated October 27, 1997 between the Company, Complete Telecommunications, Inc. and Global Music & Media, Inc.

     (e) License Agreement dated March 26, 1998, by and between Georgia Tech Research Corporation and the Company relating to the commercialization of a certain invention entitled "Digital Video and Data System."

     (f)  Infospace Content Distribution Agreement dated January 25, 1998, by and between InfoSpace.com, Inc. and the Company.

     (g)  IP Equity Internet Investor Communication dated February 1, 1999.

11.  Statement Re Computation of Per Share Earnings

     Primary and fully diluted earnings per share

12.  No Exhibit Required

          Not applicable

13.  Annual or Quarterly Reports - Form 10-Q

          Not applicable

14.  Material Foreign Patents

          Not applicable

15.  Letter on Unaudited Interim Financial Information

          Not applicable

16.  Letter from Mauriello, Franklin & LaBrace, CPAs

17.  Letter on Director Resignation

18.  Letter on Change in Accounting Principles

          Not applicable

Exhibit   Name and/or Identification of Exhibit
Number

19.  Reports Furnished to Security Holders

          Not applicable

20.  Other Documents or Statements to Security Holders

          Not applicable

21.  Subsidiaries of Small Business Issuer

          See list of subsidiaries

22.  Published Report Regarding Matters Submitted to Vote of Security Holders

          Not applicable

23.  Consent of Experts and Counsel

          Consents of Schuhalter, Coughlin & Suozzo, LLC and Mauriello, Franklin & LoBrace, P.C.

24.  Power of Attorney

          Not applicable

25.  Statement of Eligibility of Trustee

          Not applicable

26.  Invitations for Competitive Bids

          Not applicable

27.  Financial Data Schedule

          Not applicable

28.  Information from Reports Furnished to State Insurance Regulatory
     Authorities

          Not applicable

99.  Additional Exhibits

     (a) Patent Application (not supplied to protect confidentiality of information - can be supplied to Commission if requested under protective order)

     (b)  Sample Subscription Agreement for Rule 504 Offering

     (c)  Sample Subscription Agreement for Rule 505 Offering

                           SIGNATURES

  In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                   mPhase Technologies, Inc.
                          (Registrant)

Date:     April 23, 1999


By:  /s/ Ronald Durando

Ronald Durando, Director and President

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D. C. 20549


                     EXHIBITS TO FORM 10-SB
                  DATED AS OF AUGUST 31, 1998
               FILED BY mPHASE TECHNOLOGIES, INC.
              (Formerly Tecma Laboratories, Inc.),
                    A NEW JERSEY corporation
         IRS EMPLOYER IDENTIFICATION NUMBER 22-2287503

                           EXHIBIT 2

       PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT,
                   LIQUIDATION OR SUCCESSION

EXCHANGE OF STOCK AGREEMENT AND PLAN OF REORGANIZATION

Exchange of Stock Agreement and Plan of Reorganization dated as of January 15, 1997 (the "Agreement"), by and between Tecma Laboratories, Inc. ("Tecma" or "the public company") a New Jersey Corporation, having its principal place for the transaction of business at 7 Finderne Avenue, Bridgewater, New Jersey and Lightpaths, Inc. a Delaware Corporation, ("Lightpaths" or "the Corporation"), having its principal place for the transaction of business at 8 Mountain Avenue, Springfield, New Jersey 07081.

                       W I T N E S S E T H:

WHEREAS, the shareholders of Lightpaths collectively own 10,000 shares (the "Corporation Shares") which constitutes all of the issued and outstanding shares of the common stock of the Corporation; and WHEREAS, before giving effect to a reverse stock split on a ten share for one share basis ("the Stock Split"), Tecma shall have a capitalization of 50,000,000 shares of common stock, no par value per share, of which 11,404,265 shares are issued and outstanding; and

WHEREAS, Tecma desires to acquire from the stockholders of Lightpaths all of the Corporation Shares in exchange solely for 6,600,000 shares (after giving effect to the Stock Split) of Tecma common stock (the "New Issue Exchange Shares"); and

WHEREAS, at the closing of the exchange of stock contemplated by this Agreement, Tecma will not have any assets or liabilities, said assets and liabilities having been transferred to a new business entity to be called TLI Industries, Inc. in accordance with authority granted by the board of directors of the public company to be confirmed at a stockholders' meeting of Tecma scheduled to be held on January 17, 1997; and WHEREAS, it is the intention of Tecma and Lightpaths that the exchange of the Corporation Shares for the New Issue Exchange Shares constitute a "reorganization" as defined in Section 368(a) (1)
(B) of the Internal Revenue Code of 1986, as amended.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement, IT IS AGREED is follows:

                           ARTICLE I
                       EXCHANGE OF SHARES

Section 1.1 Exchange of Stock. Subject to the terms and conditions of this Agreement, at the "Closing" as such term as defined in Section 7.1 hereof, the Corporation Shares shall be exchanged with Tecma for the New Issue Exchange Shares.

Section 1.2 Delivery of Certificates. After the Closing, certificates representing all of the outstanding shares of Corporation Shares duly endorsed to Tecma with signatures guaranteed and with all requisite stock transfer tax stamps affixed, shall be delivered to the public company. The cost of any transfer tax stamps required to be affixed to any stock certificates shall be paid by Lightpaths. Upon delivery by Tecma of the certificates evidencing the new Issue Exchange Shares, all shareholders of Lightpaths, shall be vested with good and valid title to such New Issue Exchange Shares, free and clear of all liens, claims and encumbrances. The New Issue Exchange Shares shall constitute more than eighty (80%) percent of the outstanding common stock of Tecma giving effect to the Stock Split.

                           ARTICLE II
            REPRESENTATIONS AND WARRANTIES OF TECMA

Tecma represents and warrants to Lightpaths as follows:

Section 2.1 Organization and Qualification of Tecma. Tecma is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of the State of New Jersey. It has the corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as such business in now being conducted and is duly licensed or qualified to do business and is in good standing in the State of New Jersey. The legal representatives of Tecma (the "Representatives") have received copies of the certificate of incorporation and by-laws of Tecma, certified by its Secretary to be complete and correct, as amended.

Section 2.2 Capitalization and Ownership of Tecma. The authorized capital stock of Tecma consists of (i) 50,000,000 shares of common stock, no par value per share, of which 11,404,265 shares are issued and outstanding prior to giving effect to the Stock Split. All outstanding shares of Tecma common stock are validly issued, fully paid for and nonassessable with no personal liability attaching to the ownership thereof and free of preemptive rights. There are no shares of Tecma common stock issued or outstanding except as referred to above, and, except as set forth on Exhibit 2.2 of the disclosure document annexed hereto (the "Disclosure Document"), there are no options, calls, subscriptions, warrants, rights, agreements or commitments of any character obligating the public company, contingently or otherwise, to issue shares of its common stock or to register shares of its common stock under the Securities Act of 1933, as amended (the "1933 Act"), or any other applicable federal or state securities laws.

Section 2.3 No Violations. The execution and delivery of this Agreement by Tecma will not violate any provisions of its certificate of incorporation or by-laws, conflict with any law, rule, statute or regulation to which is subject or violate or result in a default under any agreement to which Tecma is a party or by which it is bound.

Section 2.4 Investments. Tecma has not made any investments and does not own any capital stock of any other corporation or other entity.

Section 2.5 Consents and Approvals. To the best knowledge of Tecma, no permit, consent, approval or authorization of, or declaration, filing or registration with any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by the public company of this Agreement or the consummation by it of the transactions contemplated hereby.

Section 2.6 Compliance with Law. Tecma holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and has complied and is in compliance with all applicable statutes, laws, ordinances, rules and regulations of all federal, state, local and foreign governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over it or over any part of its operations. In connection with the sale of its securities, the public company has complied with applicable provisions of the 1933 Act, the Securities Exchange Act of 1934 Act, as amended (the "1934 Act"), all rules and regulations of the United States Securities and Exchange Commission ("SEC") and the laws, rules and regulations of each state in which such securities here offered for sale.

Section 2.7 Financial Statements. The Representatives have received copies of the financial statements of Tecma for the fiscal years ended June 30, 1994 and June 30, 1995 including the related balance sheets, statements of operations, statement of changes in shareholders' equity for such years and the notes thereto. The financial statements for the fiscal year ending June 30, 1996 and the six month period ending December 31, 1996 are in the process of being prepared by the public company and will be supplied to Lightpaths at least five days prior to closing. The financial statements of Tecma represent or will represent when presented to Lightpaths (a) the financial position, results of operations and changes in financial position of Tecma, as of the respective dates and for the respective periods indicated, and (b) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied.

Section 2.8 Existing Condition. Except as disclosed in Exhibit 2.8 of the Disclosure Document, since December 31, 1996, Tecma has not:

(a)  incurred any liabilities out of the ordinary course of business;

(b)  sold, encumbered, assigned or transferred any of its assets;

(c) made or suffered any amendment or termination of any material agreement, contract, commitment, lease under which the public company is lessee, or canceled, modified or waived any significant debts or claims held by it or waived any rights of significant value, whether or not in the ordinary course of business;

(d) suffered any damage, destruction or loss, whether or not covered by insurance;

(e) suffered any material adverse change in its business, operations, assets, properties, prospects or condition (financial or otherwise) other than the transactions required to transfer the assets and liabilities of the public company to a new business entity called TLI Industries, Inc. as more fully reflected in a certain information statement dated as of January 15, 1997 prepared to be submitted to Tecma stockholders, a copy of which is attached as Exhibit "A" to this Agreement;

(f)  made commitments or agreements for capital expenditures;

(g) hired any employees or increased the salaries or other compensation of, or made any advance or loan to, any of its employees or consultants or made any increase in, or any addition to, other benefits to which any of its employees may be entitled;

(h) changed any of the accounting principles followed by it or the methods of applying such principles;

(i) entered into any transaction other than in the ordinary course of business consistent with past practice; or

(j)  issued any shares of its common stock.

Section 2.9 Title to Properties; Leasehold Interests. Tecma has good and valid title to all properties and assets, real, personal and mixed, free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except for liens for taxes not yet due and payable.

Section 2.10 Condition of Tangible Assets. All material items of tangible personal property are in good condition and repair, subject to normal wear and tear, and are usable in the regular and ordinary course of business of Tecma.

Section 2.11 Books of Account. The books, records and accounts of Tecma maintained with respect to its business accurately and fairly reflect, in reasonable detail, all the transactions and all the assets and liabilities of the public company. Tecma has not engaged in any transaction, maintained any bank account or used any of its funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the business.

Section 2.12 Litigation. Except as listed and annexed to Exhibit 2.13 of the Disclosure Document, no litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or, to the best of its knowledge, is threatened against Tecma. The public company is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which may materially and adversely affect the business or assets of Tecma.

Section 2.13  Contracts and Commitments.  Except as listed and annexed to
Exhibit 2.13 of the Disclosure Document, Tecma is not a party to any written or oral:

(a) agreement, contract or commitment with any present or former employee or consultant or for the employment of any person, other than contracts terminable at will without future liability to the public company;

(b) agreement contract or commitment for the future purchase of, or payment for, equipment, supplies or products, or for the performance of services by a third party except for any agreement, contract or commitment arising in the ordinary course of business;

(c) agreement, contract or commitment to finance any acquisition of or purchase any asset or to perform any service; or

(d) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement or to their contract or commitment for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person.

Each of the agreements, contracts, commitments, leases, plans and other instruments, documents and undertakings annexed to Exhibit 2.13 is valid and enforceable in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting the rights of creditors generally; Tecma is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed on Exhibit 2.13, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of the public company, contains any contractual requirement with which there is a likelihood Tecma will be unable to comply.

Section 2.14 No Broker or Finder. Tecma has not dealt with or retained any finder or broker whose fees or expenses have been paid by the public company or for whose fees or expenses it would be responsible in connection with this Agreement or the transactions contemplated hereby.

Section 2.15 Personnel and Certain Authorized Persons. Exhibit 2.15 of the Disclosure Document contains a true and complete list of all bank accounts of Tecma and the names of all persons who are authorized signatories with respect to such accounts.

Section 2.16 Employee Benefit Plans and Arrangements. Tecma has not sponsored, maintained or supported, or otherwise been a party to, in default under, or had any liability or accrued obligations under, any plan, program, fund or arrangement, either qualified or non-qualified for federal income tax purposes, relating to the employees of the public company, whether for the benefit of a single individual or for more than one individual, and whether or not funded, including, without limitation, any incentive or other benefit arrangement for employees, their dependents and/or their beneficiaries and any "employee pension benefit plan" or "employee welfare benefit plan", as such terms are defined in
Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Tecma has not, at any time, maintained or contributed or been required to maintain or contribute to any "Multi-Employer Plan" as such term is defined in Section 3(37) of ERISA.

Section 2.17 Completeness of Disclosure. No representation or warranty in this Agreement nor any certificate, Exhibit, statements, document or instrument furnished or to be furnished to Lightpaths by Tecma pursuant to this Agreement, or in connection with the negotiation, execution or performance of this Agreement, contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary to make any statement made, not misleading.

Section 2.18 Tax Matters. Tecma has filed or will file on a timely basis (including all extensions) all tax returns which were required to have been filed, or are hereafter required to be filed up to the Closing Date by it (including, without limitation, all federal, state, county, local and foreign tax returns) and such returns are complete and accurate in all material respects, and the public company has paid or provided for all taxes, interest or penalties which have been incurred or are due and payable pursuant to such returns or pursuant to any assessments received by it in connection with such returns. No foreign, federal, state, local or other taxing authority has provided the public company with any notice of any questions relating to, or claims asserted for, taxes against Tecma for which it may be liable. All taxes which Tecma is required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid over to the proper governmental authorities.

                          ARTICLE III
          REPRESENTATIONS AND WARRANTIES OF LIGHTPATHS

Lightpaths represents and warrants to Tecma as follows:

Section 3.1 Organization and Qualification of Lightpaths. Lightpaths is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of Delaware. The Corporation has the corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as such business is now being conducted and is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the nature of its business or the character or location of the properties and assets owned or leased by it makes such licensing or qualifications necessary and where the failure to qualify would not have a material adverse effect on operations, properties, assets, liabilities, earnings or business.

Section 3.2 Capitalization and Ownership of Lightpaths. The authorized capital stock of Lightpaths consists of 100,000 shares of common stock, $.001 par value per share, of which 10,000 shares are issued and outstanding. All outstanding shares of Lightpaths common stock are validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, free of preemptive rights and are owned free and clear of all liens, claims and encumbrances. No securities are issued or outstanding except for the aforementioned 10,000 shares of common stock and, at closing, there will be no options, calls, subscriptions, warrants, rights, agreements or commitments of any character obliging the Corporation on a contingent basis or otherwise, to issue shares of common stock or to register shares of its common stock under the 1933 Act or other applicable federal or state securities laws.

Section 3.3 Authority. Lightpaths has the full power and authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by its board of directors, no proceedings, on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and bind obligation of Lightpaths enforceable in accordance with its terms.

Section 3.4 Consents and Approvals. No permit, consent, approval or authorization of, or declaration, filing or registration with, any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by Lightpaths of this Agreement or the consummation by the Corporation of the transactions contemplated hereby.

Section 3.5 Financial Statements. Tecma has received copies of the audited financial statements of Lightpaths prepared for the period ending December 31, 1996 by Schuhalter, Coughlin & Suozzo, LLC of Raritan, New Jersey, certified public accountants for Lightpaths. These financial statements (a) present fairly the financial position, results of operations and changes in financial position of the Corporation, as of the respective dates and for the respective periods indicated, and (b) have been prepared in accordance with GAAP consistently applied.

Section 3.6 Completeness of Disclosure. No representation or warranty in this Agreement nor any certificate, exhibit, statements, document or instrument furnished or to be furnished to Tecma by Lightpaths in connection with the negotiation, execution or performance of this Agreement, contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary to make any statement made, not misleading.

                           ARTICLE IV
           SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 4.1 Survival of Representations and Warranties. The representations and warranties made by the parties to this Agreement or in any certificate, exhibit, document or instrument furnished hereunder shall survive for one year from the closing of the transactions contemplated hereby.

                           ARTICLE V
                   AGREEMENTS PENDING CLOSING

Section 5.1  Agreement Pending the Closing.   Tecma  covenants and agrees that,
pending the Closing and except as otherwise agreed to in writing by Lightpaths, it will:

(a) Business in the Ordinary Course. Conduct its business solely in the ordinary course.

(b) Maintenance of Physical Assets. Continue to maintain and service the physical assets used in the conduct of its business in the same manner as has been its consistent past practice.

(c) Employees and Business Relations. Continue to maintain its business relations and relations with its employees in the same manner as has been its consistent past practice.

(d) Compliance with Law. etc. Comply with all laws, ordinances, rules, regulations and orders applicable to it or their operations, assets or properties in respect thereof, the noncompliance with which might materially affect its business or assets.

(e) Cooperation. Cooperate with the other parties to this Agreement and use its best efforts to cause all of the conditions to the obligations on its part to be performed under this Agreement to be satisfied before or immediately after the Closing Date.

(f) Sales of Assets; Negotiations. Except for the transaction deemed to have taken place as of January 1, 1997 whereby the assets and liabilities of Tecma were transferred to a new business entity to be called TLI Industries, Inc., all as more fully set forth in the information statement dated as of January 15, 1997 attached as Exhibit "A" to this Agreement, other than in the ordinary course of business consistent with past practice, the public company will not initiate or participate in any discussions or negotiations or enter into any agreement to sell or encumber any part of its assets.

(g) Press Releases. No party to this Agreement shall give notice to third parties or otherwise make any public statement or release concerning this Agreement or the transactions contemplated hereby except for such written information as shall have been approved in writing by the representatives of Lightpaths as to form and content.

                           ARTICLE VI
              CONDITIONS PRECEDENT TO THE CLOSING
               AND ADDITIONAL COVENANTS OF TECMA

Section 6.1 Conditions Precedent to the Obligations of Lightpaths. All obligations of Lightpaths under this Agreement are subject to the fulfillment or satisfaction, and Tecma covenants and agrees to fulfill or satisfy, prior to or at the Closing, each of the following conditions precedent:

(a) Representations and Warranties True as of the Closing Date. The representations and warranties of Tecma contained in this Agreement or in an Exhibit contained in the Disclosure Document, certificate or document delivered by the public company to Lightpaths pursuant to its provisions shall be true on the date of this Agreement without regard to any updates furnished by Tecma after the date of this Agreement and shall be true on the Closing Date with the same effect as though such representations and warranties were made as of such date.

(b) Compliance with this Agreement. Tecma shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(c) No Threatened or Pending Litigation. On the Closing Date, no suit, action or other proceeding, or injunction or final judgment relating thereto, shall be threatened or be pending before any court or government or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, and no investigation that might result in any such suit, action or proceeding shall be pending or threatened.

(d) Consents and Approvals. All of the consents required to carry out the transactions contemplated hereunder have been obtained or will be obtained by the closing date including resolutions of the board of directors and stockholders of Tecma approving the entry into this Agreement and the carrying out of transactions contemplated herein.

(e) Material Adverse Changes. There has been no material adverse change in the business, operations, assets or properties of Tecma other than the transactions whereby the existing assets and liabilities of the public company were transferred to a new entity called TLI Industries, Inc. as more fully described in the information statement dated as of January 15, 1997 attached as Exhibit "A" to this Agreement.

(f) Approval of Counsel; Corporate Matters. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing Date by counsel for Lightpaths in the exercise of its reasonable judgment.

(g) Certificates. Tecma shall have delivered to the representatives of Lightpaths, one or more certificates for the New Issue Exchange Shares and the public company shall also have delivered to the representatives of Lightpaths such other documents, instruments, certifications and further assurances as its counsel may reasonably require.

(h) Resignations. Subsequent to the election of three qualified nominees of Lightpaths to be directors of Tecma and their acceptance of the legal duties and obligations related thereto, all officers and predecessor directors of the public company shall have submitted written resignations.

(i) No Liabilities. At closing, Tecma shall have no liabilities or obligations, either accrued, absolute, contingent or otherwise.

     For purposes of this Agreement, the terms "liabilities" shall include, without limitation, any direct or indirect indebtedness, guaranty, endorsement, indemnity, claim, loss, damage, deficiency, cost, expense, or obligation, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured or a reserve for any of the foregoing.

(j) Stock Split And Change in Par Value. Tecma shall have authorized and effected a one share for ten share reverse stock split (the "Stock Split") such that each holder of outstanding shares of Tecma common stock, par value $.001 (the "Old Tecma Stock"), shall receive one $.001 par value share of Tecma common stock for every ten shares of Old Tecma Stock that the stockholder owns.

(k) Assignment and Assumption Agreement. Tecma shall have executed and delivered a copy to Lightpaths, an Assignment and Assumption Agreement by and between TLI Industries, Inc. and Tecma pursuant to which, for a period of one year, TLI Industries, Inc. agrees to assume or satisfy any liabilities of the public company that remain or are otherwise asserted after the transfer of its assets to TLI Industries, Inc.

Section 6.2 Conditions Precedent to the Obligations of Tecma. All obligations of Tecma under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent:

(a) Representations and Warranties True as of the Closing Date. The representations and warranties of Lightpaths contained in this Agreement or in any list, certificate or document delivered by Lightpaths to Tecma pursuant to the provisions of this Agreement shall be true on the Closing Date with the same effect as though such representations and warranties were made as of such date.

(b) Compliance with this Agreement. Lightpaths shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

(c) No Threatened or Pending Litigation. On the Closing Date, no suit, action or other proceeding, or injunction of final judgment relating thereto, shall be threatened or be pending against Lightpaths before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, and no investigation that might result in any such suit, action or proceeding shall be pending or threatened.

(d) Material Adverse Changes. There shall have been no material adverse changes in the business, operations, assets or properties of Lightpaths.

(e) Approval of counsel; Corporate Matters. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing Date by counsel for Tecma in the exercise of its reasonable judgment.

(f) Certificates. Lightpaths shall have delivered to Tecma one or more certificates for the Corporation Shares and shall also have delivered to Tecma such other documents, instruments, certifications and further assurances as its counsel may reasonably require.

                          ARTICLE VII
                  CLOSING, FURTHER ASSURANCES
                   AND CONDITIONS SUBSEQUENT

Section 7.1 Closing. The Closing (the "Closing") of the exchange of the Corporation Stock and the New Issue Exchange Shares shall take place at the offices of Robert H. Jaffe & Associates, P.A. on February 15, 1997 or such other place or date as may be mutually agreed upon in writing by the parties hereto. The date of the Closing is sometimes herein referred to as the "Closing Date".

Section 7.2 Acts to be Performed by the Corporation. Following the Closing Lightpaths shall cause Tecma to:

(a) accept the resignation of its present registered agent in the State of New Jersey and appoint a successor thereto;

(b)  change the address of its registered office in the State of New Jersey;

(c) change the address of its principal executive offices and to take all actions necessary to qualify to transact business in the jurisdiction thereof and all other jurisdictions in which the nature of business conducted by Tecma or the character or location of the properties and assets owned or leased by it make such qualification necessary, except where the failure to so qualify would not have a material adverse effect on the public company; and

(d) execute the appropriate certificates and make the appropriate public filings to effectuate each of the foregoing actions.

Section 7.3 Further Assurances. After the Closing, Tecma and Lightpaths agree to execute, acknowledge and deliver to the other such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as the other may reasonably require in order to vest more effectively the Corporation Shares and the New Issue Exchange Shares, as the case may be, in the owners thereof. In addition, each of the parties will cooperate by executing and delivering to the other such additional instruments and documents and take such other actions as may be reasonably requested from time to time by any other party necessary to carry out, evidence and confirm the intended purposes of this Agreement.

                          ARTICLE VIII
                         MISCELLANEOUS

Section 8.1  Termination.

(a) Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated by written notice of termination at any time before the Closing Date only as follows:

     (i)  by mutual consent of Tecma and Lightpaths;

     (ii) by Lightpaths at any time if the representations and warranties of Tecma move to be materially incorrect when made;

     (iii) by Tecma at any time if the representations and warranties of Lightpaths were materially incorrect when made; or

     (iv) by either Tecma or Lightpaths if the transactions contemplated by this Agreement do not close on or before April 15, 1997 unless extended in writing by mutual agreement of the parties.

(b) In the event of the termination and abandonment hereof pursuant to the provisions of this Section 8.01, this Agreement, except as provided in this Section 8.01(b) shall become void and have no effect, without any liability on the part of any of the parties or their directors or officers or stockholders in respect of this Agreement. Notwithstanding any such termination and abandonment, the provisions of Section 5.01(j) regarding confidential information shall remain binding upon the parties hereto.

Section 8.2 Brokers' and Finders' Fees. Each party represents and warrants to the other that all negotiations relative to this Agreement have been carried on by it directly without the intervention of any person except for Ronald A. Durando of Nutley, New Jersey, and Tecma agree to indemnify and hold Lightpaths harmless against any and all claims, losses, liabilities and expenses which may be asserted against or incurred by it as a result of its dealings, arrangements or agreements with any other person.

Section 8.3 Income, Sales, Transfer and Documentary Taxes, etc. Lightpaths shall pay all federal, state and local income taxes, if any, due as a result of the purchase, sale or transfer of the New Issue Exchange Shares and the Corporation Shares in accordance herewith.

Section 8.4 Expenses. Each party shall pay its own expenses incidental to the preparation of this Agreement.

Section 8.5 Contents of Agreement; Parties in Interest; etc. This Agreement, including Exhibit "A" attached hereto and the annexed Disclosure Documents, set forth the entire understanding of the parties with respect to the transactions contemplated by this Agreement. It shall not be amended or modified except by written instrument duly executed by representatives of Tecma and Lightpaths. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

Section 8.6 Assignment and Binding Effect. This Agreement may not be assigned prior to the Closing by either party without the prior written consent of the other.

Section 8.7 Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

Section 8.8 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally or sent by telegram or by registered or certified mail, postage prepaid, as follows:

If to Tecma, to:

          Tecma, Inc.
          7 Finderne Avenue
          Bridgewater, New Jersey

Attn:  Theodore Trenzeluk, President

With a required copy to:

         Joel R. Weiner, Esq.
         1952 Washington Valley Road
         P.O. Box 591
         Martinsville, NJ  08836

and

         William J. Reilly, Esq.
         19 Raymond Drive
         Portsmouth, RI  02871


If to Lightpaths, to:

         Ronald A. Durando
         Microphase Corporation
         587 Connecticut Post Road
         Norwalk, Connecticut 06854

With a copy to:

         Robert H. Jaffe, Esq.
         Robert H. Jaffe & Associates, P.A.
         8 Mountain Avenue
         Suite 200
         Springfield, New Jersey 07081

or to such other address as the addressee may have specified in a notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communications will be deemed to have been given as of the date so delivered, telephoned or mailed.

Section 8.9 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New Jersey.

Section 8.10 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto.

Section 8.11 Section Headings. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12 Schedules and Exhibits. All Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

Section 8.13 Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions.

Section 8.14 Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written .

ATTEST:                            TECMA, INC.

___________________________        _____________________________
               , Secretary         Theodore Trenzeluk, President


ATTEST:                            LIGHTPATHS, INC.


_______________________________    ______________________________
               , Assistant         RONALD A. DURANDO,   President
                 Secretary

      EXCHANGE OF STOCK AGREEMENT AND PLAN OF REORGANIZATION

     Exchange of Stock Agreement and Plan of Reorganization dated as of June 25, 1998(the "Agreement"), by and between mPhase Technologies, Inc., ("mPhase" or "the Public Company") a New Jersey corporation, having its principal place for the transaction of business at 587 Connecticut Avenue, Norwalk, Connecticut, 06854 and Microphase Telecommunications, Inc., a Delaware corporation ("MicroTel" or "the Corporation"), having its principal place for the transaction of business at 8 Mountain Avenue, Springfield, New Jersey 07018.

                       W I T N E S S E T H:

     WHEREAS, the existing shareholders of MicroTel collectively own 5,000,000 shares (the "Corporation Shares") which constitutes all of the issued and outstanding shares of the common stock of the Corporation; and

     WHEREAS, mPhase has a capitalization of 50,000,000 shares of common stock, no par value per share, of which 10,979,711 shares are issued and outstanding or otherwise the subject of subscription agreements as of the date of this Agreement; and

     WHEREAS, mPhase desires to acquire from the stockholders of MicroTel all of the Corporation Shares in exchange solely for 2,500,000 shares of mPhase common stock (the "New Issue Exchange Shares"); and

     WHEREAS, it is the intention of mPhase and MicroTel that the exchange of the Corporation Shares for the New Issue Exchange Shares be a tax free exchange of shares pursuant to appropriate revisions of the Internal Revenue Code of 1986, as amended.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement, IT IS AGREED is follows:

                            ARTICLE I
                        EXCHANGE OF SHARES

     Section 1.1 Exchange of Stock. Subject to the terms and conditions of this Agreement, at the "Closing Date" as such term as defined in Section 7.1 hereof, the Corporation Shares shall be exchanged with mPhase for the New Issue Exchange Shares.

     Section 1.2 Delivery of Certificates. At the Closing Date, certificates representing all of the issued and outstanding shares of Corporation Shares duly endorsed to mPhase with signatures guaranteed and with all requisite stock transfer tax stamps affixed, shall be delivered to the Public Company. The cost of any transfer tax stamps required to be affixed to any stock certificates shall be paid by MicroTel. Upon delivery by mPhase of the certificates evidencing the New Issue Exchange Shares all shareholders of MicroTel shall be vested with good and valid title to such New Issue Exchange Shares, free and clear of all liens, claims and encumbrances.

                            ARTICLE II
             REPRESENTATIONS AND WARRANTIES OF mPHASE

     mPhase represents and warrants to MicroTel as follows:

     Section 2.1 Organization and Qualification of mPhase. mPhase is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of the State of New Jersey. It has the corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as such business is now being conducted and is duly licensed or qualified to do business and is in good standing in the State of New

Jersey. The legal representatives of mPhase (the "Representatives") have provided to MicroTel copies of the certificate of incorporation and by-laws of mPhase, certified by its assistant secretary to be complete and correct, as amended.

     Section 2.2 Capitalization and Ownership of mPhase. The authorized capital stock of mPhase consist of (i) 50,000,000 shares of common stock, $0.001 par value per share, of which 10,979,711 shares are issued and outstanding or otherwise the subject of subscription agreements. All outstanding shares of mPhase common stock are validly issued, fully paid for and nonassessable with no personal liability attaching to the ownership thereof and free of pre-emptive rights. There are no shares of mPhase common stock issued or outstanding except as referred to above, and, except as set forth in the disclosure document annexed hereto (the "Disclosure Document"), there are no options, calls, subscriptions, warrants, rights, agreements or commitments of any character obligating the Public Company, contingently or otherwise, to issue shares of its common stock or to register shares of its common stock under the Securities Act of 1933, as amended (the "1933 Act"), or any other applicable federal or state securities laws.

     Section 2.3 No Violations. The execution and delivery of this Agreement by mPhase will not violate any provisions of its certificate of incorporation or by-laws, conflict with any law, rule, statute or regulation to which is subject or violate or result in a default under any agreement to which mPhase is a party or by which it is bound.

     Section 2.4 Investments. mPhase has not made any investments and does not own any capital stock of any other corporation or other entity except for Complete Telecommunications, Inc., a Georgia corporation, which is presently winding down its marketing operations.

     Section 2.5 Consents and Approvals. To the best knowledge of mPhase, no permit, consent, approval or authorization of, or declaration, filing or registration with any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by the Public Company of this Agreement or the consummation by it of the transactions contemplated hereby.

     Section 2.6 Compliance with Law. mPhase holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, and has complied and is in compliance with all applicable statutes, laws, ordinances, rules and regulations of all federal, state, local and foreign governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over it or over any part of its operations. In connection with the sale of its securities, the Public Company has complied with applicable provisions of the 1933 Act, the Securities Exchange Act of 1934 Act, as amended (the "1934 Act"), all rules and regulations of the United States Securities and Exchange Commission ("SEC") and the laws, rules and regulations of each state in which such securities have been offered for sale.

     Section 2.7 Financial Statements. The Representatives have provided to MicroTel copies of the financial statements of mPhase for the fiscal years ended June 30, 1996 and June 30, 1997 including balance sheets, statements of operations, statement of changes in shareholders' equity for such years and the footnotes thereto. The financial statements of mPhase represent (a) the financial position, results of operations and changes in financial position of mPhase, as of the respective dates and for the respective periods indicated, and
(b) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied.

     Section 2.8 Existing Condition. Except as disclosed in the Disclosure Document, since June 30, 1997, mPhase has not:

          (a) incurred any liabilities out of the ordinary course of business; except for those shown in the unaudited nine month financial statement of the public company.

          (b)  sold, encumbered, assigned or transferred any of its assets;

          (c) made or suffered any amendment or termination of any material agreement, contract, commitment, lease under which the Public Company is lessee, or canceled, modified or waived any significant debts or claims held by it or waived any rights of significant value, whether or not in the ordinary course of business;

          (d) suffered any damage, destruction or loss, whether or not covered by insurance;

          (e) suffered any material adverse change in its business, operations, assets, properties, prospects or condition (financial or otherwise);

          (f)  made commitments or agreements for capital expenditures;

          (g) hired any employees or increased the salaries or other compensation of, or made any advance or loan to, any of its employees or consultants or made any increase in, or any addition to, other benefits to which any of its employees may be entitled;

          (h) changed any of the accounting principles followed by it or the methods of applying such principles; or

          (i) entered into any transaction other than in the ordinary course of business consistent with past practice.

     Section 2.9 Title to Properties. mPhase has good and valid title to all properties and assets, real, personal and mixed, free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except for liens for taxes not yet due and payable.

     Section 2.10 Condition of Tangible Assets. All material items of tangible personal property are in good condition and repair, subject to normal wear and tear, and are usable in the regular and ordinary course of business of mPhase.

     Section 2.11 Books of Account. The books, records and accounts of mPhase maintained with respect to its business accurately and fairly reflect, in reasonable detail, all the transactions and all the assets and liabilities of the Public Company. mPhase has not engaged in any transaction, maintained any bank account or used any of its funds except for transactions, bank accounts and funds which have been and are reflected in its normally maintained books and records.

     Section 2.12 Litigation. No litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority is pending or, to the best of its knowledge, is threatened against mPhase, except for claims made by Global Music & Media, Inc. with respect to a license agreement and certain claims alleged to that entered with Complete Telecommunications, Inc. and a potential lawsuit relating to a lease arrangement entered into between mPhase and a landlord relating to facilities rented by the public company when it was known as Tecma Laboratories, Inc., provision for which has already been made in the Company's financial statements. The Public Company is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which may materially and adversely affect the business or assets of mPhase.

     Section 2.13 Contracts and Commitments. Except as listed and annexed to the Disclosure Document, mPhase is not a party to any written or oral:

          (a) agreement, contract or commitment with any present or former employee or consultant or for the employment of any person, other than contracts terminable at will without future liability to the Public Company;

          (b) agreement contract or commitment for the future purchase of, or payment for, equipment, supplies or products, or for the performance of services by a third party except for any agreement, contract or commitment arising in the ordinary course of business;

          (c) agreement, contract or commitment to finance any acquisition of or purchase any asset or to perform any service; or

          (d) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement or to their contract or commitment for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person.

     Section 2.14 Representation as to Contractual Obligations. Each of the agreements, contracts, commitments, leases, plans and other instruments, documents and undertakings referenced in the financial statements of public company, including, but not limited to, substantial monthly obligations due to Georgia Tech Research Institute in connection with the development of its proprietary Traverser Digital Video and Data Delivery System are valid and enforceable in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting the rights of creditors generally; mPhase is not in default of the performance, observance or fulfillment of any material obligations, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder; furthermore, except as may be disclosed in the financial statements of the Company, no such agreement, contract, commitment, lease, plan or other instrument, document or undertaking, in the reasonable opinion of the Public Company, contains any contractual requirement with which there is a likelihood mPhase will be unable to comply.

     Section 2.15 No Broker or Finder. mPhase has not dealt with or retained any finder or broker whose fees or expenses have been paid by the Public Company or for whose fees or expenses it would be responsible in connection with this Agreement or the transactions contemplated hereby.

     Section 2.16 Employee Benefit Plans and Arrangements. mPhase has not sponsored, maintained or supported, or otherwise been a party to, in default under, or had any liability or accrued obligations under, any plan, program, fund or arrangement, either qualified or non-qualified for federal income tax purposes, relating to the employees of the Public Company, whether for the benefit of a single individual or for more than one individual, and whether or not funded, including, without limitation, any incentive or other benefit arrangement for employees, their dependents and/or their beneficiaries and any "employee pension benefit plan" or "employee welfare benefit plan", as such terms are defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). mPhase has not, at any time, maintained or contributed or been required to maintain or contribute to any "Multi-Employer Plan" as such term is defined in Section 3(37) of ERISA.

     Section 2.17 Completeness of Disclosure. No representation or warranty in this Agreement or in the financial statements of the Company nor in any other certificate, exhibit, statements, document or instrument furnished or to be furnished to MicroTel by mPhase pursuant to this Agreement, or in connection with the negotiation, execution or performance of this Agreement, contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary to make any statement made, not misleading.

     Section 2.18 Tax Matters. mPhase has filed or will file on a timely basis (including all extensions) all tax returns which were required to have been filed, or are hereafter required to be filed up to the Closing Date by it (including, without limitation, all federal, state, county, local and foreign tax returns) and such returns are complete and accurate in all material respects, and the Public Company has paid or provided for all taxes, interest or penalties which have been incurred or are due and payable pursuant to such returns or pursuant to any assessments received by it in connection with such returns. No foreign, federal, state, local or other taxing authority has provided the Public Company with any notice of any questions relating to, or claims asserted for, taxes against mPhase for which it may be liable. All taxes which mPhase is required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid over to the proper governmental authorities.

                           ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF MICROTEL

     MicroTel represents and warrants to mPhase as follows:

     Section 3.1 Organization and Qualification of MicroTel. MicroTel is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Corporation has the corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as such business is now being conducted and is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the nature of its business or the character or location of the properties and assets owned or leased by it makes such licensing or qualifications necessary and where the failure to qualify would not have a material adverse effect on operations, properties, assets, liabilities, earnings or business.

     Section 3.2 Capitalization and Ownership of MicroTel. The authorized capital stock of MicroTel consists of 5,000,000 shares of common stock, $.002 par value per share, of which 5,000,000 shares are issued and outstanding. All outstanding shares of MicroTel common stock are validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, free of preemptive rights and are owned free and clear of all liens, claims and encumbrances. No securities are issued or outstanding except for the aforementioned 5,000,000 shares of common stock and, at closing, there will be no options, calls, subscriptions, warrants, rights, agreements or commitments of any character obliging the Corporation on a contingent basis or otherwise, to issue shares of common stock or to register shares of its common stock under the 1933 Act or other applicable federal or state securities laws.

     Section 3.3 Authority. MicroTel has the full power and authority to enter into this Agreement and to carry out its obligations hereunder. Other than approval by its board of directors, no proceedings, on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid and bind obligation of MicroTel enforceable in accordance with its terms.

     Section 3.4 Consents and Approvals. No permit, consent, approval or authorization of, or declaration, filing or registration with, any public body or authority or other person, firm or entity is necessary in connection with the execution and delivery by MicroTel of this Agreement or the consummation by the Corporation of the transactions contemplated hereby.

     Section 3.5 Financial Statements. mPhase has received copies of the unaudited financial statements of MicroTel internally prepared for fiscal period ending June 30, 1997. These financial statements (a) present fairly the financial position, results of operations and changes in financial position of the Corporation, as of the respective dates and for the respective periods indicated, and (b) have been prepared in accordance with GAAP consistently applied.

     Section 3.6 Assets of Microtel. The assets of MicroTel consist of patents and patent applications described in Exhibit "A" attached to this Agreement. Of these patents and patent applications, the parties acknowledge that the listing attached as Exhibit "B" to this Agreement are in the process of being transferred to Microphase Corporation, a Connecticut corporation that was the original sole stockholder of MicroTel. Accordingly, the patents and patent applications identified on Exhibit "B" and are not considered assets of the Corporation at the time of the consummation of the merger contemplated by this Agreement.

     Section 3.7 Completeness of Disclosure. No representation or warranty in this Agreement nor any certificate, exhibit, statements, document or instrument furnished or to be furnished to mPhase by MicroTel in connection with the negotiation, execution or performance of this Agreement, contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary to make any statement made, not misleading.

                            ARTICLE IV
            SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     Section 4.1 Survival of Representations and Warranties. The representations and warranties made by the parties to this Agreement or in any certificate, exhibit, document or instrument furnished hereunder shall survive for one year from the closing of the transactions contemplated hereby.

                            ARTICLE V
                    AGREEMENTS PENDING CLOSING

     Section 5.1  Agreement Pending the Closing.   mPhase  covenants and agrees
that, pending the Closing and except as otherwise agreed to in writing by MicroTel, it will:

          (a) Business in the Ordinary Course. Conduct its business solely in the ordinary course;

          (b) Maintenance of Physical Assets. Continue to maintain and service the physical assets used in the conduct of its business in the same manner as has been its consistent past practice;

          (c) Employees and Business Relations. Continue to maintain its business relations and relations with its employees in the same manner as has been its consistent past practice;

          (d) Compliance with Law. etc. Comply with all laws, ordinances, rules, regulations and orders applicable to it or their operations, assets or properties in respect thereof, the noncompliance with which might materially affect its business or assets;

          (e) Cooperation. Cooperate with the public company that is party to this Agreement and use its best efforts to cause all of the conditions to the obligations on its part to be performed under this Agreement to be satisfied before or immediately after the Closing Date;

          (f) Sales of Assets; Negotiations. Other than in the ordinary course of business consistent with past practice, the Public Company will not initiate or participate in any discussions or negotiations or enter into any agreement to sell or encumber any part of its assets; and

          (g) Press Releases. Neither of the parties to this Agreement shall give notice to third parties or otherwise make any public statement or release concerning this Agreement or the transactions contemplated hereby except for such written information as shall have been approved in writing by the representatives of the public company as to form and content.

                            ARTICLE VI
               CONDITIONS PRECEDENT TO THE CLOSING
                AND ADDITIONAL COVENANTS OF mPHASE

     Section 6.1 Conditions Precedent to the Obligations of MicroTel. All obligations of MicroTel under this Agreement are subject to the fulfillment or satisfaction, and mPhase covenants and agrees to fulfill or satisfy, prior to or at the Closing, each of the following conditions precedent:

     (a) Agreement to Review and Allocate Patents and Patent Applications for Reassignment to Microphase Corporation. The duly authorized representatives of mPhase are to continue to review with the Engineering Department of the Company and the Engineering Department of Microphase Corp., a stockholder of that Company, to finally determine which of the aforesaid patents and patent applications filed with the United States Patent and Trademark Office, a copy of which is attached as Exhibit "A" to this Agreement, should be reassigned to Microphase Corporation. It is the intention of this provision that MicroTel shall maintain those patents which are relevant to the Traverser Digital Video and Data Delivery System being developed by mPhase;

     (b) Arrangement for Royalty Agreement. In exchange for releasing certain of the patents previously assigned to MicroTel, mPhase is to arrange with Microphase Corporation that, upon consummation of this merger, MicroTel will receive a three (3%) percent royalty on the net sales of digital subscriber line components that constitute part of the Traverser Digital Video and Data Delivery systems and related technology being developed by mPhase;

     (c) Cancellation of Previous Compensation Agreement Dated May 15, 1997 and Arrange for Royalty Agreement. mPhase is to cancel a certain agreement dated May 15, 1997 whereby that Company has agreed to pay certain minimum annual royalties based on a sliding scale of sales of mPhase technology. The Company will acknowledges that, as part of the agreement of Microphase Corporation as a stockholder of MicroTel to allow this merger transaction to be consummated, mPhase has agreed to pay Microphase Corporation a three (3%) percent royalty of all sales made of the mPhase technology whether or not those sales will result in the sales by Microphase Corporation of digital subscriber line components designed and/or manufactured by Microphase Corporation;

          (d) Consents and Approvals. All of the consents required to carry out the transactions contemplated hereunder have been obtained or will be obtained by the closing date, including resolutions of the board of directors and stockholders of mPhase, if required, approving the entry into this Agreement and the carrying out of transactions contemplated herein;

          (e) Material Adverse Changes. There has been no material adverse change in the business, operations, assets or properties of mPhase;

          (f) Approval of Counsel; Corporate Matters. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing Date by counsel for MicroTel in the exercise of its reasonable judgment;

          (g) Certificates. mPhase shall have delivered to the legal representatives of MicroTel, one or more certificates for the New Issue Exchange Shares and the Public Company shall also have delivered to the representatives of MicroTel such other documents, instruments, certifications and further assurances as its counsel may reasonably require; and

          (h) No Liabilities. At closing, mPhase shall have no liabilities or obligations, either accrued, absolute, contingent or otherwise.

          For purposes of this Agreement, the terms "liabilities" shall include, without limitation, any direct or indirect indebtedness, guaranty, endorsement, indemnity, claim, loss, damage, deficiency, cost, expense, or obligation, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured or a reserve for any of the foregoing.

     Section 6.2 Conditions Precedent to the Obligations of mPhase. All obligations of mPhase under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent:

          (a)  Representations and Warranties True as of the Closing Date.
The representations and warranties of MicroTel contained in this Agreement or in any list, certificate or document delivered by MicroTel to mPhase pursuant to the provisions of this Agreement shall be true on the Closing Date with the same effect as though such representations and warranties were made as of such date;

          (b) Compliance with this Agreement. MicroTel shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing;

          (c) No Threatened or Pending Litigation. On the Closing Date, no suit, action or other proceeding, or injunction of final judgment relating thereto, shall be threatened or be pending against MicroTel before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, and no investigation that might result in any such suit, action or proceeding shall be pending or threatened;

          (d) Material Adverse Changes. There shall have been no material adverse changes in the business, operations, assets or properties of MicroTel;

          (e) Approval of counsel; Corporate Matters. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing Date by counsel for mPhase in the exercise of its reasonable judgment;

          (f) Certificates. MicroTel shall have delivered to mPhase one or more certificates for the Corporation Shares and shall also have delivered to mPhase such other documents, instruments, certifications and further assurances as its counsel may reasonably require; and

          (g) Resignations. Subsequent to the election of three qualified nominees of mPhase to be directors of MicroTel and their acceptance of the legal duties and obligations related thereto, all officers and predecessor directors of the corporation shall have submitted written resignations.

                           ARTICLE VII
                   CLOSING, FURTHER ASSURANCES
                    AND CONDITIONS SUBSEQUENT

     Section 7.1 Closing. The Closing Date (the "Closing") for the exchange of the Corporation Stock and the New Issue Exchange Shares shall take place at the offices of Robert H. Jaffe & Associates, P.A. on June 30, 1998 or such other place or date as may be mutually agreed upon in writing by the parties hereto.

     Section 7.2 Acts to be Performed by the Corporation. Following the Closing Date, MicroTel shall cause mPhase to:

          (a) accept the resignation of its present registered agent in the State of New Jersey and appoint a successor thereto;

          (b) change the address of its registered office in the State of New Jersey;

          (c) change the address of its principal executive offices and to take all actions necessary to qualify to transact business in the jurisdiction thereof and all other jurisdictions in which the nature of business conducted by mPhase or the character or location of the properties and assets owned or leased by it make such qualification necessary, except where the failure to so qualify would not have a material adverse effect on the Public Company; and

          (d) execute the appropriate certificates and make the appropriate public filings to effectuate each of the foregoing actions;

     Section 7.3 Further Assurances. After the Closing Date, mPhase and MicroTel agree to execute, acknowledge and deliver to the other such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as the other may reasonably require in order to vest more effectively the Corporation Shares and the New Issue Exchange Shares, as the case may be, in the owners thereof. In addition, each of the parties will cooperate by executing and delivering to the other such additional instruments and documents and take such other actions as may be reasonably requested from time to time by any other party necessary to carry out, evidence and confirm the intended purposes of this Agreement.

                           ARTICLE VIII
                          MISCELLANEOUS

     Section 8.1  Termination.

          (a) Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated by written notice of termination at any time before the Closing Date only as follows:

               (i)  by mutual consent of mPhase and MicroTel;

               (ii) by MicroTel at any time if the representations and warranties of mPhase move to be materially incorrect when made;

               (iii) by mPhase if the representations and warranties of MicroTel are found to have been materially incorrect when made; or

               (iv) by either mPhase or MicroTel if the transactions contemplated by this Agreement do not close on or before June 30, 1998 unless extended in writing by mutual agreement of the parties.

          (b) In the event of the termination and abandonment of this Agreement, except as provided in this Section 8.1, this Agreement shall become void and have no effect, without any liability on the part of any of the parties or their directors or officers or stockholders. Notwithstanding any such termination and abandonment, the provisions of Section 5.1 regarding confidential information shall remain binding upon the parties hereto.

     Section 8.2 Brokers' and Finders' Fees. Each party represents and warrants to the other that all negotiations relative to this Agreement have been carried on by it directly without the intervention of any person.

     Section 8.3 Income, Sales, Transfer and Documentary Taxes; etc. MicroTel shall pay all federal, state and local income taxes, if any, due as a result of the purchase, sale or transfer of the New Issue Exchange Shares and the Corporation Shares in accordance herewith.

     Section 8.4 Expenses. Each party shall pay its own expenses incidental to the preparation of this Agreement.

     Section 8.5 Contents of Agreement. This Agreement, including the annexed Disclosure Documents, set forth the entire understanding of the parties with respect to the transactions contemplated by this Agreement. It shall not be amended or modified except by written instrument duly executed by representatives of mPhase and MicroTel. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

     Section 8.6 Assignment and Binding Effect. This Agreement may not be assigned prior to the Closing by either party without the prior written consent of the other.

     Section 8.7 Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

     Section 8.8 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally or sent by telegram or by registered or certified mail, postage prepaid, as follows:

     If to mPhase to:         Ronald A. Durando, President
                              mPhase Technologies, Inc.
                              587 Connecticut Avenue
                              Norwalk, Connecticut 06854-0960

     With a required copy to: Louis M. Federici, Esq.
                              Parrett, Porto, Parese & Colwell
                              367 Whitney Avenue
                              New Haven, Connecticut 06511

     If to MicroTel, to:      Necdet F. Ergul, Chairman
                              Microphase Telecommunications, Inc.
                              587 Connecticut Avenue
                              Norwalk, Connecticut 06854-0960

     With a copy to:          Robert H. Jaffe, Esq.
                              Robert H. Jaffe & Associates, P.A.
                              8 Mountain Avenue
                              Springfield, New Jersey 07081
     or to such other address as the addressee may have specified in a notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communications will be deemed to have been given as of the date so delivered, telephoned or mailed.

     Section 8.9 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware.

     Section 8.10 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto.

     Section 8.11 Section Headings. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 8.12 Schedules and Exhibits. All Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

     Section 8.13 Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions.

     Section 8.14 Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written .

ATTEST:                       mPHASE TECHNOLOGIES, INC.


______________________________     ____________________________
Gustave T. Dotoli,  Secretary      Ronald A. Durando, President



ATTEST:                       MICROPHASE TELECOMMUNICATIONS, INC.



_______________________________    ______________________________
Barbara Hyra, Assistant            Necdet F. Ergul, Chairman

                           EXHIBIT 3

            CERTIFICATE OF INCORPORATION AND BY-LAWS

                  CERTIFICATE OF INCORPORATION



IS TO CERTIFY THAT, there is hereby organized a corporation under and by virtue of N.J.S. 14A:1-1 et seq., the "New Jersey Business Corporation Act."

1.   The name of the Corporation is:    TECMA LABORATORY, INC.

2.   The address of the Corporation's initial registered office is:
     700 Park Avenue, Plainfield, N.J. 07060
     and the name of the registered agent at such address is:
     David H. Rothberg

3.   The purposes for which this Corporation is organized are:
     To engage in any activity within the purposes for which Corporations may be organized under the "New Jersey Business Corporation Act." N.J.S. 14A 1-1 et seq.

4. The aggregate number of shares which the Corporation shall have authority to issue is: 1000 no par value

5. The first Board of Directors of this Corporation shall consist of 1 Director and the name and address of each person who is to serve as such Director is:

`              Name                Address             Zip Code
       Theodore Trenzeluk     200 North 5th Ave.,
                             Manville, New Jersey       08835

6.   The name and address of each incorporator is:

               Name                Address             Zip Code
       Theodore Trenzeluk     200 North 5th Ave.,
                             Manville, New Jersey       08835

In Witness Whereof, each individual incorporator, being over twenty-one years of age has signed this Certificate; or if the Incorporator be a corporation has caused this Certificate to be signed by its duly authorized officers this 18th Day of December 1979.

                   CERTIFICATE OF CORRECTION
                       TO CERTIFICATE OF
                         INCORPORATION
                               OF
                     TECMA LABORATORY, INC.







Under Section 14A:1-6(5) of Title 14A, Corporations, General, of the New Jersey Statutes, the undersigned does hereby correct the Certificate of Incorporation of Tecma Laboratory, Inc., which Certificate contained an inaccurate record of the Corporation's actions involved therein and was erroneously executed containing said inaccuracies. Said Certificate of Incorporation is corrected herein described in paragraph hereof.
1.   NAME
The name of the corporation is Tecma Laboratory, Inc. (hereinafter referred to as the "Corporation").
2.   CORRECTION
The authorized shares of the Corporation is corrected by deleting Paragraph 4 of the Certificate of Incorporation which reads as follows:
4. The aggregate number of shares which the Corporation shall ave authority to issue is 1,000 no par value", and inserting in place thereof:
4. The aggregate number of shares which the Corporation shall have authority to issue is 20,000 no par value.
"Said correction is necessary because, despite the Corporation having advised its then attorney that it desired to have authorized 20,000 shares of common stock, no par value, said attorney, in preparing the Certificate of Incorporation, had inadvertently only listed authorized shares totaling 1,000, which error was not realized until June 18,1987 when the Corporation received a Certified Copy of the Certificate of Incorporation.

3.   EFFECTIVE DATE
Pursuant to 14A:l-6(5) of Title 14A, Corporations, General, of the New Jersey Statutes, said Certificate of Incorporation as corrected shall be deemed to have been effective in its corrected form as of December 20, 1979, the original filing date of said Certificate of Incorporation.
     The undersigned, as President of the above Corporation, has signed the Correction to the Certificate of Incorporation this 19th day of June, 1987.


ATTEST:                                   TECMA LABORATORY  INC.

                                      By:
                Secretary                  Theodore Trenzluk, President


             STATE OF NEW JERSEY
             DEPARTMENT OF STATE


I, the Secretary of State of the State of New Jersey, do hereby Certify that the foregoing is a true copy of

  Certificate of Incorporation, Correction and Amendment thereto:

  TECMA LABORATORIES, INC.  (Formerly TECMA LABORATORY, INC.)

as the same is taken from and compared with the original filed in this office on the dates set forth on each instrument.

and now remaining on file and of record in my office


                                              In Testimony Whereof.  I

                                              have hereunto set my hand

                                              and affixed my Official Seal

                                              at Trenton this 19th

                                              day of July    1989




                                              Secretary of State

                    CERTIFICATE OF AMENDMENT
                               OF

                CERTIFICATE OF INCORPORATION OF

                     TECMA LABORATORY, INC.
                                                              FILED
                                                             AUG 28 1987

                                                             JANE BURGIO
                                                         Secretary of State


Under Section 14A:9-4(3) of Title 14A, Corporations,
General, of the New Jersey Statutes, the undersigned does hereby amend the Certificate of Incorporation of Tecma Laboratory, Inc. as follows:
     1.   NAME
          The name of the Corporation is Tecma Laboratory, Inc.,
          (hereinafter referred to as the "Corporation").
     2.   AMENDMENTS
          The amendments to the Certificate of Incorporation adopted by the shareholders are as follows:
          (a)  CHANGE OF NAME
          The name of the Corporation is hereby changed to Tecma Laboratories, Inc., from Tecma Laboratory, Inc., by deleting Paragraph I of the Certificate of Incorporation which reads as follows:
     1. The name of the Corporation is "Tecma Laboratory, Inc." and inserting in place thereof:
     1.   The name of the Corporation is "Tecma Laboratories, Inc."

(b)  AUTHORIZED SHARES
The authorized shares of the Corporation are hereby changed to 50,000,000 shares no par value from 20,000 shares no par value, by deleting Paragraph 4 of the Certificate of Incorporation, as corrected, which reads as follows:
 4. The aggregate number of shares which the Corporation shall have authority to issue is 20,000 no par value" and inserting in place thereof:
 4. The aggregate number of shares which the Corporation shall have authority to issue is 50,000,000 no par value."
(c)  REGULATION OF POWERS OF CORPORATION
The following paragraph 7 is hereby added to the Certificate of Incorporation as follows:
7.   REGULATION OF POWERS OF CORPORATION
(a) The management of the business and the conduct of the affairs of the Corporation, including the election of the Chairman of the Board of Directors, if any, the President and the Treasurer, the Secretary and other principal officers of the Corporation, shall be vested in its Board of Directors.
(b) A majority of the entire Board of Directors of the Corporation shall constitute a quorum for the transaction of business except that the By-Laws may prescribe a lesser proportion, consistent with the provisions of the New Jersey Business Corporation Act, in the event of a vacancy or vacancies in the entire Board.
(c) One or more of all the Directors of the Corporation may be removed for cause by the Shareholders by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for the election of Directors;and one or more of all the Directors may be removed without cause by like vote of said shareholders. The Board of Directors shall have the power to remove the Directors for cause and to suspend Directors pending a final determination that cause exists for a removal.
(d) In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of Directors, newly created directorships may be filled by the Board of Directors.
(e) The Corporation is hereby authorized to lend money to, or guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is a director thereof, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation.
(f) The Corporation shall have the power, to the full extent permitted by the New Jersey Business Corporation Act, to indemnify each corporate agent as the term "corporate agent" is defined by said Act.
(g) Except as otherwise provided by the New Jersey Business Corporation Act, any action required or permitted to be taken at a meeting of shareholders by the New Jersey Business Corporation Act, the Certificate of Incorporation, or the By-Laws of the Corporation may be taken without a meeting upon the written consent of less than all the shareholders entitled to vote thereon, if the shareholders who so consent would be entitled to cast at least the minimum number of votes which would be required to take such action at a meeting at which all shareholders entitled to vote thereon were present. In the event of such written action, prompt notice of such action shall be given to all shareholders who would have been entitled to vote upon the action if such meeting were held, and the written consents of the shareholders consenting thereto shall be filed within the minutes or proceedings of the shareholders.
3.   DATE OF ADOPTION
The date of the adoption of this Amendment to the Certificate of Incorporation by the Shareholders was August 1, 1987.
4.   NUMBER OF SHARES OUTSTANDING AND ENTITLED TO VOTE
The number of shares of the capital stock of the Corporation entitled to vote on the adoption of this Amendment to the Certificate of Incorporation was FOURTEEN THOUSAND SIX HUNDRED SIXTY SEVEN (14,667) shares.

5.   NUMBER OF SHARES VOTED
The number of shares of capital stock of the Corporation which voted for the adoption of said Amendments was THIRTEEN THOUSAND ONE HUNDRED SEVENTY FIVE (13,175) shares and the number of shares voted against the adoption of said Amendment was zero (0) shares. Shares not voting were ONE THOUSAND FOUR HUNDRED NINETY TWO (1,492) shares.
The undersigned as President of the above Corporation has signed this Amendment of Certificate of Incorporation this 1st day of August 1987.

ATTEST                                   TECMA LABORATORY, INC.


                                    BY:
Joel R. Weiner, Assistant                Theodore Trenzeluk, President
                   Secretary

                              CERTIFICATE OF AMENDMENT
                                          OF
                              CERTIFICATE OF INCORPORATION



Under Section 14A:9-4(3) of Title 14A, Corporations, General, of the New Jersey Statutes, the undersigned does hereby amend the Certificate of Incorporation of Tecma Laboratories, Inc. as follows:

1.   Name:

The name of the corporation is hereby changed to Lightpaths TP Technologies, Inc. by deleting paragraph 1 of the Certificate of Incorporation filed with the Secretary of State on December 18, 1979 stating that:

1. "The name of the Corporation is Tecma Laboratory, Inc." and inserting in place thereof:

1.   The name of the Corporation is "Lightpaths TP Technologies, Inc."

2.   Date of Adoption:

The date of the adoption of this Amendment to the Certificate of Incorporation by the Shareholders was March 24, 1997.

3.   Number of Shares Outstanding and Entitled to Vote:

The number of shares of the capital stock of the Corporation entitled to vote on the adoption of this Amendment to the Certificate of Incorporation was FIFTY MILLION (50,000,000) shares.

4.   Number of Shares Voted:

The number of shares of capital stock of the Corporation which voted for the adoption of said Amendments was 8,404,800 shares and the number of shares voted against the adoption of said Amendment was -0- shares. Shares not voting were 2,999,465 shares.

The undersigned as President of the above Corporation has signed this Certificate of Amendment of Certificate of Incorporation this 31st day of March, 1997.


ATTEST:                            TECMA LABORATORIES, INC.


_________________________          ____________________________
Joel R. Weiner, Assistant          Theodore Trenzeluk, President
           Secretary

                                                                 FILED
                        CERTIFICATE OF AMENDMENT              JUN 2 1997
                                    OF
                        CERTIFICATE OF INCORPORATION        LONNA R. HOOKS
                                                          Secretary of State

Under Section 14A:9-4(3) of Title 14A, Corporations, General, of the New Jersey Statutes, the undersigned does hereby amend the Certificate of Incorporation of Lightpaths TP Technologies, Inc. (formerly Tecma Laboratories, Inc.) as follows:

1.   Name:

The name of the corporation is hereby changed to mPhase Technologies, Inc. by deleting paragraph 1 of the Certificate of Incorporation filed with the Secretary of State on December 18, 1979 and amended on April 7, 1997 stating that:

     1. The name of the Corporation is "Lightpaths TP Technologies, Inc." and inserting in place thereof:

     1.   The name of the Corporation is "mPhase Technologies, Inc."

2.   Date of Adoption:

The date of the adoption of this Amendment to the Certificate of Incorporation by the Shareholders was May 15, 1997.

3.   Number of Shares Outstanding and Entitled to Vote:
     The number of shares of the capital stock of the Corporation entitled to vote on the adoption of this Amendment to the Certificate of Incorporation was SEVEN MILLION, SEVEN HUNDRED FORTY THOUSAND, FOUR HUNDRED TWENTY SEVEN (7,740,427) shares.

4.   Number of Shares Voted:

     The number of shares of capital stock of the Corporation which voted for the adoption of said Amendments was 7,491,320 shares and the number of shares voted against the adoption of said Amendment was -0- shares. Shares not voting were 249,107 shares.

The undersigned as President of the above Corporation has signed this Certificate of Amendment of Certificate of Incorporation this 15th day of May, 1997.

ATTEST:                                       LIGHTPATHS TP TECHNOLOGIES, INC.



Gustave T. Dotoli                              Ronald A. Durando
Assistant Secretary                            President

                            CERTIFICATE OF INCORPORATION
                                        OF
                                    LIGHPATHS, INC.


FIRST:    The name of the corporation is LightPaths, Inc.

SECOND:   The address of its registered office in the State of Delaware is
Three Mill Road, Suite 206, Wilmington, Delaware 19806, New Castle County. Its registered agent at such address is The Incorporators Ltd.

THIRD:    The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:   The corporation shall have the authority to issue One Thousand
(1,000) shares of common stock with no par value.

FIFTH:    The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the Corporation.

SIXTH:    The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places as may be from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH:  The corporation is to have perpetual existence.

EIGHTH:   The name and mailing address of the incorporator is Robert H. Jaffe,
Esq., 8 Mountain Avenue, Springfield, New Jersey 07081.

NINTH:    The initial board of the corporation shall be composed of the following person:  Ronald A. Durando, 107 Rhoda Avenue, Nutley, New Jersey
07110.
The number of directors of the corporation shall be fixed from time to time by its by-laws and may be increased or decreased.

TENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the directory derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, Hereby declaring and certifying that the facts herein stated are true.

Dated: September 30, 1996
By:
Robert H. Jaffe
Incorporator

                            By-LAWS

                               of

                   MPHASE TECHNOLOGIES, INC.

                      ARTICLE I - OFFICES


The registered office of the corporation shall be 8 Mountain Avenue, Springfield, New Jersey 07081.

The registered agent at said office is  Robert H. Jaffe, Esq.

The corporation may also have offices at such other places within or without the State of New Jersey as the board may from time to time determine or the business of the corporation may require.

ARTICLE II - SHAREHOLDERS

1.   PLACE OF MEETINGS.

Meeting of shareholders shall be held at the principal office of the corporation or at such place within or without the State of New Jersey as the board shall authorize.

2.   ANNUAL MEETING

The annual meeting of the shareholders shall be held on the 20th day of December at 10 A.M. in each year if not a legal holiday, and, if a legal holiday, then on the next business day following at the same hour, when the shareholders shall elect a board and transact such other business as may properly come before the meeting.

3.   SPECIAL MEETINGS

Special meetings of the shareholders may be called by the board or by the president and shall be called by the president or the secretary at the request in writing of a majority of the board or at the request in writing by shareholders owning a majority in amount of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

4.   NOTICE OF MEETINGS OF SHAREHOLDERS

Written notice of the time, place and purpose or purposes of every meeting of shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting.

When a meeting is adjourned to another time or place, it shall not be necessary, unless the by-laws otherwise provide, to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business is transacted as might have been transacted at the original meeting. However, if after the adjournment the board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice.

5.   WAIVER OF NOTICE OR OF LAPSE OF TIME

(a) Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting, the attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him,

(b) Whenever shareholders are authorized to take any action after the lapse of a prescribed period of time, the action may be taken without such lapse if such requirement is waived in writing, in person or by proxy, before or after the taking of such action, by every shareholder entitled to vote thereon as at the date of the taking of such action.

6.   ACTION BY SHAREHOLDERS WITHOUT A MEETING

Any action required or permitted to be taken at a meeting of shareholders by statute, the certificate of incorporation, or by-laws, other than the annual election of directors, may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholder entitled to vote thereon were present and voting. The written consent of the shareholders consenting thereto shall be filed with the minutes of proceedings of shareholders.

7.   QUORUM 0F SHAREHOLDERS.

(a) Unless otherwise provided in the certificate of incorporation, the holders of shares entitled to cast a majority of the votes at a meeting shall constitute a quorum at such meeting. The shareholders present in person or by proxy at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Less than a quorum may adjourn.

(b) Whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. A director so elected by the board shall hold office until the next succeeding annual meeting of shareholders and until his successor shall have been ejected and qualified.

(b) When one or more directors shall resign from the board effective at a future date, a majority of the directors then in office including those who have so resigned, shall have power to fill such vacancy or vacancies, the Vote thereon to take effect when such resignations become effective, and each director so chosen shall hold office as herein provided in the filling of other vacancies.

(c) Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose, unless the certificate of incorporation or a by-law adopted by the shareholders authorizes the board to fill such directorship. A director elected by the board to fill ant such directorship shall hold office until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified.

(d) If by reason of death, resignation or other cause the corporation has no directors in office, any shareholder or the executor or administrator of a deceased shareholder may call a special meeting of shareholders for the election of directors and, over his own signature, shall give notice of said meeting in accordance with the by-laws.

5.   REMOVAL OF DIRECTORS

One or more or all the directors of a corporation may be removed for cause by the shareholders by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for the election of directors.

6. QUORUM Of BOARD OF DIRECTORS AND COMMITTEES ACTION OF DIRECTORS WITHOUT A MEETING

A majority of the entire board, or of any committee thereof, shall constitute a quorum for the transaction of business, unless the certificate of incorporation shall prove that a greater or lesser number shall constitute a quorum, which in no case shall be less than the greater of two persons or one-third of the entire board or committee, except that when a board of one director is authorized one director shall constitute a quorum. Any action required or permitted to be taken pursuant to authorization voted at a meeting of the board or any committee thereof, may be taken without a meeting if, prior or subsequent to such action, all members of the board or of such committee, as the case may be, consent thereto in writing and such written consents are filed with the minutes of the proceedings of the board or committee. Such consent shall have the same effect as a unanimous vote of the board or committee for all purposes.

7.   PLACE OF BOARD MEETINGS.

Meetings of the board may be held either within or without the State of New Jersey.

8.   REGULAR ANNUAL MEETING

A regular annual meeting of the board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

9.   NOTICE OF MEETINGS OF THE BOARD ADJOURNMENT

(a)  Regular meetings of the board may be held with or without notice.

Special meetings of the board shall be held upon notice to the directors and may be called by the president upon three days' notice to each director either personally or by mail or by wire; special meetings shall be called by the president or by the secretary in a like manner on written request of two directors. Notice of any meeting need not be given to any director who signs a waiver of notice, whether before or after the meeting. The attendance of any director at a meeting without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him. Neither the business to be transacted at, nor the purpose of, any meeting of the board need be specified in the notice or waiver of notice of such meeting. Notice of an adjourned meeting need not he given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten days in any one adjournment.

(b) A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of the adjournment shall be given all directors who were absent at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

10.  EXECUTIVE AND OTHER COMMITTEES

The board, by resolution adopted by a majority of the entire board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

11.  COMPENSATION

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance, at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

                     ARTICLE IV - OFFICERS

1.   OFFICES, ELECTION, TERM, SALARIES, SECURITY

(a) The officers of the corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice-presidents, and such other officers as the board may determine. The officers shall be elected or appointed by the board.

(b)  Any two or more offices may be held by the same person.

(c) Any officer elected or appointed as herein provided shall hold office until the next regular meeting of the board following the annual meeting of shareholders or until a successor is elected or appointed and has qualified subject to earlier termination by removal or resignation.

(d) All officers of the corporation, as between themselves. and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided in the by-laws, or as may be determined by resolution of the board not inconsistent with the by-laws.

(e)  he salaries of all officers shall be fixed by the board.

(f) In case the board shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sum and with such surety or sureties as the board may direct, conditioned upon the faithful performance of his duties to the corporation and including responsibility for negligence and for the accounting for all property, funds or securities of the corporation which may come into his hands.

(2)  DELEGATION OF DUTIES.

In case of the absence of any officer of the corporation, or for any other reason that may seem sufficient to the board, the directors may, by a majority vote of the board, delegate the powers and duties of such officer, for the time being, to any other officer, or to any director.

(3)  REMOVAL AND RESIGNATION OF OFFICERS; FILLING OF VACANCIES.

(a) Any officer elected or appointed by the board may be removed by the board with or without cause. An officer elected by the shareholders may be removed, with or without cause, only by vote of the shareholders but his authority to act as an officer may be suspended by the board for cause.

(b) An officer may resign by written notice to the corporation. The resignation shall be effective upon receipt therefor by the corporation or at such subsequent time as shall be specified in the notice of resignation.

(c) Any vacancy occurring among the officers, however caused may be filled by election or appointment by the board for the unexpired term.

4.   PRESIDENT

The president shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and of the board: he shall have the management of the business of the corporation and shall see that all orders and resolutions of the board are carried into effect.

5.   VICE-PRESIDENTS

During the absence or disability of the president, the vice-president, or if there are more than one, the executive vice-president shall have all the powers and function of the president. Each vice-president shall perform such other duties as the board shall prescribe.

6.   SECRETARY

The secretary shall: attend all meetings of the board and of the shareholders; record all votes and minutes of all proceedings in a book to be kept for that purpose; give or cause to be given notice of all meetings of shareholders and of the special meeting of the board; keep in safe custody the seal of the corporation and affix it to any instrument when authorized by the board; when required, prepare a list of shareholders or cause to be prepared and available at each meeting of shareholders entitled to vote thereat, indicating the number or shares of each respective class held by each; keep all the documents and records of the corporation as required by law or otherwise in a proper and safe manner; and perform such other duties as may be prescribed by the board.

7.   ASSISTANT - SECRETARIES

During the absence or disability of the secretary, the assistant-secretary, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the secretary.

8.   TREASURER

The treasurer shall: have the custody of the corporate funds and securities; keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the board; disburse the funds of the corporation as may be ordered or authorized by the board and preserve proper vouchers for such disbursements; render to the president and board at the regular meetings of the board, or whenever they require it, an account of all his transactions as treasurer and of the financial condition of the corporation; render a full financial report at the annual meeting of the shareholders if so requested; be furnished by all corporate officers and agents at his request, with such reports and statements as he may require as to all financial transactions of the corporation; and perform such other duties as are given to him by the by-laws or as from time to time are assigned to him by the board or the president.

9.   ASSISTANT-TREASURER

During the absence or disability of the treasurer, the assistant-treasurer, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the treasurer.

       ARTICLE V - CERTIFICATES FOR SHARES AND DIVIDENDS

1.   CERTIFICATES REPRESENTING SHARES

The shares of the corporation shall be represented by certificates signed by, or in the name of the corporation by, the chairman or vice-chairman of the board, or the president or a vice-president and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation and shall be sealed with the seal of the corporation or a facsimile thereof.

2.   LOST OR DESTROYED CERTIFICATES

The board may direct a new certificate or certificates to be issued in place of any certificate or certificate theretofore issued by the corporation, alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

3.   TRANSFER OF SHARES

(a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate: every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office. No transfer shall be made within ten days next preceding the annual meeting of shareholders.

(b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by New Jersey statutes.

4.   CLOSING TRANSFER B00KS

The board shall have the power to close the share transfer books of the corporation for a period of not more than ten days during the thirty-day period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to or have a right to take action without a meeting, or (c) any date fixed for the payment of a dividend or other form of distribution, and only those shareholders of record at the time the transfer books are closed, shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form or distribution.

5.   DIVIDENDS

(a) Subject to the provisions of the certificate of incorporation and to applicable law, the corporation may, from time to time by action of its board, declare and pay dividends or make other distribution on its outstanding shares in cash or in its own shares or in its bonds or other property, including the shares or bonds of other corporations, except when the corporation is insolvent or would thereby be made insolvent.

(b) Dividends may be declared or paid and other distributions may be made out of surplus only, except as otherwise provided by statute.


                  ARTICLE VI - CORPORATE SEAL

The seal of the corporation shall be circular in form and bear the name of the corporation, the year of its organization and the words "Corporate Seal, New Jersey." The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, engraved or printed.

                   ARTICLE VII - FISCAL YEAR

The fiscal year shall begin the first day of July in each year.

                 ARTICLE VIII - BY-LAW CHANGES

AMENDMENT, REPEAL, ADOPTION, ELECTION OF DIRECTORS

(a) Except as otherwise provided in the certificate of incorporation the by-laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-laws may also be amended, repealed or adopted by the board but any by-law adopted by the board may be amended by the shareholders entitled to vote thereon.

(b) If any by-law regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE IX - INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

The Corporation shall indemnify any directors, officers, employees, or agents to the full extent permitted by the New Jersey Business Corporations Act.

                  CERTIFICATE OF INCORPORATION
                               OF
                       MPHASETV.NET/INC.

                  ---------------------------

                     Under Section 102 of the
                Delaware General Corporation Law

                    ------------------------

                           Article 1

     The name of the Corporation is: mPhaseTV.net/Inc.

                           Article 2

     The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

                           Article 3

     The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (the "DGCL").

                           Article 4

     Section 4.1 Authorized Capital. The Corporation shall have authority to issue TEN MILLION (10,000,000) shares of Common Stock at $.001 par value per share. Each share of Common Stock shall be identical in all respects and for all purposes and entitles to one vote in all proceedings in which action may or is required to be taken by holders of the Common Stock; participate equally in all dividends payable with respect to Common Stock. as, if, and when declared by the Board of Directors of the Corporation; and share ratably in all distributions of assets of the corporation in the event of any voluntary of involuntary liquidation, or winding up of the affairs of the corporation or any other distribution of assets, rights or property.

     Section 4.2 Authorized Capital. Each share of Common Stock shall be identical in all respects and for all purposes and entitled to one vote per share in all proceedings in which action may or is required to be taken by the stockholders of the Corporation; participate equally in all dividend payable with respect to the Common Stock, as, if, and when declared by the Board of Directors of the Corporation, subject to any dividend preferences of the Preferred Stock then outstanding; and share ratably in all assets of the Corporation in the event of any voluntary of involuntary liquidation, or winding up of the affairs of the Corporation upon any distribution of the assets of the Corporation, subject to any liquidation preferences of the Preferred Stock then outstanding.

                           Article 5

     The name and address of the sole incorporator is:

                                  Eric H. Rock
                                  Balboni Law Group LLC
                                  3475 Lenox Road, N.E.
                                  Suite 990
                                  Atlanta, GA 303326
                                  Tel (404) 812-3110
                                  Fax (404) 812-3101

                           Article 6

     The furtherance and not in limitation of the powers conferred upon the Board of Directors by statute, the Board of Directors is expressly authorized to make, alter, or repeal the BY-Laws of the Corporation, subject to the power of the stockholders to adopt any By-Laws or to amend or repeal any by-Laws adopted, amended or repealed by the Board of Directors.

                           Article 7

     Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of the,, any court or equitable jurisdiction within the State of Delaware may, on the application in any summary way of this Corporation or of any creditor or stockholder thereof or on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or appointed for this Corporation under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the case may be, and also on this Corporation.

                           Article 8

     No person who is or was a director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for the breach of ny fiduciary duty as a director, unless, and only to the extent that, such director is liable (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further limiting or climinating the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to, repeal or adoption of, any provision of this Certificate of Incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal, adoption of an inconsistent provision.
                           Article 9

     The Corporation shall indemnify each person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee or agent or another corporation, partnership, join venture, trust or other enterprise, to the fullest extent permitted by Section 145 of the DGCL, as amended. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and such indemnification shall inure to the benefit of the heirs, executors and administrators of such a person.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 21st day of August, 1998.




                    Eric H.  Rock, Incorporator

                  CERTIFICATE OF INCORPORATION
                               OF
              MICROPHASE TELECOMMUNICATIONS, INC.


FIRST: The name of the corporation is MICROPHASE TELECOMMUNICATIONS, INC.

SECOND: The address of its registered office in the State of Delaware is Three Mill Road, Suit 206, City of Wilmington, County of New Castle, 19806-2146. Its registered agent at such address is The Incorporators Ltd.

THIRD: purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue five million(5,000,000) shares of common stock with a par value of $.002 each.

FIFTH: The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Patricia L. Ryan, Three Mill Road, Wilmington, DE 19806-2146.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or it's stockholders, (b)for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.

Sept. 12, 1995
               By: /s/ Patricia L. Ryan

                          CERTIFICATION









               I, PATRICIA L. RYAN, Notary Public for the State of Delaware and County of New Castle, do hereby certify that the above and foregoing is a true and correct copy of the original Certificate of Incorporation of MICROPHASE TELECOMMUNICATIONS, INC. as received and filed in the Office of the Secretary of State, the 12th day of September in the year of our Lord, one thousand nine hundred ninety-five, at 9:00 A.M.

               IN WITNESS WHEREOF, I have hereunto set my hand and seal of office this 15th day of September in the year of our Lord, on thousand nine hundred ninety-five


                    Patricia L. Ryan
                    Notary Public

                           EXHIBIT 4

      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS
                   mPHASE TECHNOLOGIES, INC.

                 LONG TERM STOCK INCENTIVE PLAN

                           ARTICLE I

                       GENERAL PROVISIONS


Section 1.1  Purposes of the Plan.

The purposes of the mPhase Technologies, Inc. Long Term Stock Incentive Plan are to advance the interests of mPhase Technologies, Inc. by providing equity incentives to selected key employees and consultants of the Company and its subsidiaries who contribute and are expected to contribute materially to the success of the company and/or its subsidiaries, to provide a means of rewarding outstanding performance, and to protect the long-term interests of the Company and its subsidiaries by enabling them to maintain a competitive position in attracting and retaining the key personnel and consultants necessary for growth and profitability.

Section 1.2  Definitions.

For the purposes of this Plan:

(a) "Board of Directors" means the Board of Directors of mPhase Technologies, Inc.

(b)  "Committee" means the Board of Directors setting as a Compensation
Committee.

(c)  "Company" means mPhase Technologies, Inc.

(d) "Fair Market Value" means the average of the bid and asked price of the Company's common stock on the relevant date as quoted by the National Association of Securities Dealers on the OTC Bulletin Board or such other stock exchange such as the NASDAQ Small Cap Market on which the shares are traded. If no sale shall have been made on that date, the Fair Market Value shall be the average price on the next preceding day there is a sale. During such times as the shares are not traded, the Committee shall exercise its best judgment and good faith to determine the Fair Market Value of the Company's common stock on the relevant date and shall consider all factors deemed to be relevant to such determination.

(e) "Plan" means the mPhase Technologies, Inc. Long Term Stock Incentive Plan as set forth herein.

(f)  "shares" means shares of the Company's no par value common stock.

(g)  "stock option" means a right granted to purchase stock in accordance with
Article II of the Plan.

(h) "subsidiaries" means Lightpaths, Inc., a Delaware corporation, and any other direct or indirect subsidiary of the Company.

Section 1.3  Administration.

(a) The Committee shall hold meetings relative to the Plan at such times and places as it may determine. The Committee shall from time to time at its discretion determine which key employees or consultants of the Company and its subsidiaries shall be granted stock options and the amount of common stock covered by such stock options.

(b) Except as hereinafter provided, the Committee shall have full and final authority, binding upon all who have an interest in the Plan, to (i) interpret the Plan, (ii) interpret the stock options granted or awarded under the Plan, and (iii) make all determinations necessary or advisable. No member of the Committee shall incur any liability to any person for anything done or omitted to be done the member or by any other member of the Committee in connection with the Plan, except for his own willful misconduct or gross negligence.

Section 1.4  Adjustments Upon Changes in Capitalization.

In the event of any change in the number of issued and outstanding shares which results from a stock split, reverse stock split, the payment of a stock dividend or any other change in capital structure of the Company such as a merger, consolidation, reorganization or recapitalization, the Committee shall appropriately adjust (a) the maximum number of shares of common stock which may be issued under stock options pursuant to the Plan, (b) the number of shares subject to each outstanding stock option and the price per share thereof (but not the total price) so that, upon exercise of the stock option, the optionee shall receive the same number of shares he or she would have received had he or she been the holder of all shares subject to his or her outstanding stock option or options immediately before the effective date of such change in the capital structure of the Company. Such adjustments shall not result in the issuance of fractional shares.

The foregoing adjustments shall be made by the Committee. No stock option granted pursuant to this Plan shall be adjusted in a manner that causes an Incentive Stock Option (as defined in Article II) to fail to continue to qualify as an "Incentive Stock Option" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"). The grant of stock options pursuant to the Plan shall not affect in any way the discretionary right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge or consolidate or dissolve, liquidate or sell, or transfer all or any part of its business or assets.

Notwithstanding anything herein to the contrary, if the Company shall adopt a plan of dissolution or liquidation of the Company, or if mPhase Technologies, Inc. shall enter into a definitive agreement providing for the reorganization, merger or consolidation of the Company with or into one or more corporations, as a result of which the Company will not be the surviving entity (it being understood that the Company shall not be deemed to be the surviving entity if more than fifty (50%) percent of the Company's voting stock will be held, after such transaction by another entity), or if the Company shall agree to sell substantially all of the assets of the Company to one or more entities, the Company may give a person holding stock options written notice thereof requiring such Optionee either (a) to exercise his or her stock options within thirty days after receipt of such notice, including all installments whether or not they would otherwise be exercisable at that date, or (b) to surrender such stock options or any unexercised portion thereof. Those stock options which the Company requests to be exercised and which shall not have been exercised in accordance with the provisions of the Plan by the end of such thirty day period shall automatically lapse irrevocably and the Optionee shall have no further rights with respect to such stock options.

Section 1.5  Amendment, Suspension or Termination of Plan.

The shareholders of the Company or its Board of Directors may at any time, without the consent of any optionee, alter, amend, revise, suspend, or discontinue the Plan, provided that such action may not (i) adversely affect any stock options theretofore granted under the Plan or, (ii) cause any Incentive Stock Option (as defined in Article II) to fail to qualify as such under Section 422A of the Code.

Section 1.6  Effectiveness.

The Plan shall be effective until August 15, 2007, such date being ten years after the date of adoption of this Plan.

Section 1.7  Withholding Taxes.

(a) The Company or its subsidiaries may withhold from an optionee, as a condition of exercise of a stock option any taxes that it or its subsidiaries are required to withhold in connection with the exercise of a stock option.

(b) At any time when an optionee is required to pay to the Company an amount required to be withheld under applicable income tax laws upon exercise of a stock option, the optionee may satisfy this obligation in whole or in part by electing (the "Election") to have the Company withhold shares having a value equal to the amount required to be withheld or by tendering to the Company shares having a value equal to the amount required to be withheld. The value of the shares to be withheld or tendered shall be based on the Fair Market Value of the Company's common stock on the date that the amount of tax to be withheld shall be determined ("Tax Date").

(c) Each Election must be made prior to the Tax Date. The Committee may disapprove of any Election, may suspend or terminate the right to make such Election, or may provide with respect to any stock option that the right to make Elections shall not apply to such stock option. Any Election once made is irrevocable.

(d) If the optionee is an officer or director of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, then an Election is subject to the following additional restrictions:

(1) No Election shall be effective for a Tax Date which occurs within six months of the grant of a stock option, except that this limitation shall not apply in the event that an optionee dies or becomes permanently and totally disabled prior to the expiration of such six month period.

(2) The Election must be made either six months prior to the Tax Date or must be made during a period beginning on the third business day following the date of the release for publication the Company's quarterly or annual statements of earnings and ending on the twelfth business day following such date.

                            ARTICLE II
                       STOCK OPTION PROGRAM

Section 2.1  Number of Shares Authorized for Stock Options.

The total number of shares of the Company's common stock which may be issued and sold pursuant to stock options granted under the Plan shall not exceed 5,000,000 shares. The limitation established herein shall be subject to adjustment as provided in Section 1.4 hereof. If any stock option granted under this Plan shall expire or be forfeited prior to being exercised in full, the unpurchased shares subject to such stock option shall be available for the granting of further stock options under the Plan.

Section 2.2  Eligibility for Stock Options.

Stock options may be granted only to salaried employees of the Company and its subsidiaries who are officers (including officers who are members of the Board of Directors of the Company or any of its subsidiaries) as well as to other key employees and consultants of the Company and its subsidiaries. The Committee may, from time to time and upon such terms and conditions and for such consideration as it may determine, authorize the granting of stock options to eligible employees and consultants and may fix the number of shares to be covered by each stock option as it deems appropriate. Successive stock options may be granted to the same persons whether or not the stock option or stock options first granted to such persons remain unexercised. Stock options granted may be (i) stock options which are intended to qualify as Incentive Stock Options,(ii) stock options which are not intended to qualify ("Non-Qualified Stock Options"), or (iii) combinations of the foregoing.
Each stock option granted shall be identified as to its status, Incentive
Stock Option or Non-Qualified Stock Option, and such status shall not thereafter be subject to change. The granting of a stock option to an employee shall not give such employee any right to be granted any future stock option under the Plan, or any right to be retained in the employ of the Company by virtue of his or her participation in the Plan.

Section 2.3  Terms and Conditions.

The grant of a stock option shall be evidenced by a notice to the optionee of such grant signed on behalf of the Committee by the president or duly authorized vice president of the Company. The notice shall describe such stock option, state that such stock option is subject to all the terms and conditions of
Article II of the Plan, and set forth the terms and conditions of the stock option. In addition:

(a) In the case of Incentive Stock Options, the option price will not be less than the Fair Market Value of the Stock on the date of the grant. In the case of Non-Qualified Stock Options, the option price shall not be less than the lowest of (i) the Fair Market Value of the Company's common stock on the date of the grant, (ii) the Fair Market Value of the Stock on January 1 of a calendar year within three years of the calendar year in which the grant is made or (iii) the book value per share of the common stock on the date on which such stock option first becomes exercisable. An amendment to an outstanding Incentive Stock Option that constitutes a modification, extension, or renewal of the stock option, pursuant to Section 425(h) of the Code, shall be considered as the grant of a new stock option on the date of such amendment and, therefore, the option price shall be adjusted so that it shall not be less than the Fair Market Value of the Company's common stock on the date of such amendment.

(b)  The number of shares in a given stock option will be adjusted pursuant to
Section 1.4 so that the total value of the stock option remains the same after any such adjustment.

(c) No stock option by its terms will be exercisable more than five (5) years after the date of grant.

(d) Unless otherwise provided by the Committee, unexercised stock options will expire as follows:

     (i) If an employee's employment is terminated for cause, such employee's Stock Options will expire immediately upon termination.

     (ii) If an employee's employment is terminated as a result of death, permanent and total disability or retirement (pursuant to a retirement plan of the Company or its subsidiaries or pursuant to a resolution of the Committee that such employee shall be deemed to have retired), such employee's stock options will expire on the sooner of (x) twelve (12) months from the date of death, permanent and total disability or such retirement or (y) the expiration date established in the grant.

     (iii) If an employee's employment is terminated for any other reason, such employee's stock options will expire on the sooner of (x) three (3) months from the date of such termination or (y) the expiration date established in the grant.

For purposes of the Plan, an optionee shall be considered permanently and totally disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment s determined in accordance with the applicable benefit plans of the Company and its subsidiaries. An optionee shall not be considered to be permanently and totally disabled unless he or she furnishes proof of the existence thereof in such form and manner and at such times as is required under the applicable benefit plan of the Company and its subsidiaries. Unless otherwise provided by the Committee, a stock option shall not be exercisable for more shares than the number of shares which could have been purchased if the stock option were exercised on the date of termination of employment.

(e) An optionee or assignee of a stock option shall have any rights with respect to any shares covered by such stock option until the date of the issuance of a stock certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as otherwise provided herein for stock dividends.

(f) The stock option shall be exercisable in whole or in part from time to time during the term thereof as may be determined by the Committee; provided, however, that unless otherwise provided by the Committee, (i) no stock option may be exercised prior to the first anniversary of the date of granting of such stock option and (ii) each stock option shall be exercisable in part or in full at any time after such first anniversary.

(g) The employee may exercise stock options by notifying the secretary of the Company that he or she is exercising the stock options and by presenting payment for the shares for which stock options are being exercised. Payment for the shares may be in the form of cash, banker's check, certified check or personal check.

(h) At the time of exercise of any stock option, the Company may require the optionee to execute any documents or take any action which may be then necessary to comply with any and all applicable federal or state laws, regulations or rules regulating the sale and issuance of securities by mPhase Technologies, Inc
 . and the Company may, if it deems necessary, include provisions in the stock option agreements to assure such compliance. With respect to Non-Qualified stock options, income recognized at the time the stock options are exercised (measured by the excess of the market value of the Company's common stock on the date of exercise over the option price) will be subject to federal and state income tax withholding requirements. The Company may, from time to time, change its requirements with respect to enforcing compliance with the applicable securities laws, such requirements to be determined by the Company in its judgment as necessary to assure compliance with said laws. Such changes may be made with respect to any particular stock option or common stock issued upon exercise thereof.

(i) The Company shall not be obligated to sell or issue any shares upon exercise of any stock option unless:

(a) the shares with respect to which the stock option is being exercised have been registered under all applicable federal and state laws, regulations or rules or are exempt from such registration; and
(b) in the event the common stock has been listed on any recognized stock exchange such as the NASDAQ Small Cap Market, the shares with respect to which the stock option is being exercised have been duly listed on such exchange in accordance with the procedure specified therefor.

Section 2.4  Limits on Incentive Stock Options.

An individual may be granted one or more Incentive Stock Options, provided that the aggregate Fair Market Value (determined at the time that such Incentive Stock Options are granted) of the common stock with respect to which Incentive Stock Options are exercisable for the first time by such individual during any calendar year shall not exceed $1,000,000.

Section 2.5 Governing Law.

The provisions of this Plan and any option agreement issued pursuant to its provisions are to be governed under New Jersey law and the forum for any dispute arising out of its provisions or any option agreement issued thereunder shall be the state courts of New Jersey or the United States District of New Jersey.

                           EXHIBIT 10

                       MATERIAL CONTRACTS

                 MICROPHASE TELECOMMUNICATIONS, INC.
                    DIGITAL SUBSCRIBER LINE
      TECHNOLOGY, PATENT, AND TRADEMARK LICENSE AGREEMENT


This Agreement is made effective this 15th day of February, 1997, between Microphase Telecommunications, Inc., a Delaware Corporation having a place of business at 587 Connecticut Avenue, Norwalk, CT 06854-0960 (referred to as Microphase Telecommunications, Inc.) and LightPaths, Inc., a Delaware Corporation, having a place of business at 587 Connecticut Avenue, Norwalk, CT06854-0960 (referred to as LightPaths).

WHEREAS, Microphase Telecommunications, Inc. is engaged in the development of hardware and software systems and related services to provide digital interactive subscriber audio and data communications (DSL BUSINESS).

WHEREAS, Microphase Telecommunications, Inc. in the establishment of its DSL BUSINESS, has developed extensive technical information, including, know-how, and trade secrets in connection with the design, manufacture and use of systems which provide digital audio and data communications over conventional copper twisted wire telephone lines on an interactive, bi-directional basis (MICROPHASE TELECOMMUNICATIONS, INC. DSL TECHNOLOGY).

WHEREAS, Microphase Telecommunications, Inc. is in the process of obtaining patents relating to such MICROPHASE TELECOMMUNICATIONS, INC. DSL TECHNOLOGY;

WHEREAS, Microphase Telecommunications, Inc. has adopted the trademark, mfXDSL to identify products and services provided as part of the DSL BUSINESS; and

WHEREAS, LightPaths desires to establish and expand the DSL business and in connection therewith needs to acquire, a license to use Microphase Telecommunications, Inc. technical information, patent rights and trademarks in connection with its manufacture and sale of such products in the DSL BUSINESS.

NOW, THEREFORE, the parties agree as follows:

1.   DEFINITIONS

For the purposes of this Agreement, the following words and phrases shall have the meanings stated below:

(a) Licensed Trademarks means the Trademark mfXDSL, as described in the registrations or applications for registration listed in Appendix A.

(b) Licensed Patent Rights shall refer to the patents and patent applications listed in Appendix B, any other patent applications derived therefrom, and any patents, reissues, and foreign counterparts issuing as a result of said applications and patents.

(c) Licensed Products and Services means systems, components, software, or services provided or manufactured by LightPaths in the operation of DSL BUSINESS which either (I) utilizes MICROPHASE TELECOMMUNICATIONS, INC. DSL TECHNOLOGY acquired by LightPaths pursuant to this Agreement or (ii) are described in the Licensed Patent Rights; (iii) are sold by LightPaths in association with the Licensed Trademarks, or (iv) are subject to Copyright owned by Microphase Telecommunications, Inc.

(d) Technical Information means trade secrets, know-how and information disclosed to LightPaths under this Agreement relating in any manner to the Licensed Products and Services including but not limited to MICROPHASE TELECOMMUNICATIONS, INC. DSL TECHNOLOGY.

(e) Software and Documentation shall refer to any software, manuals and information that is subject to copyright owned by Microphase Telecommunications, Inc. and is included in Licensed Products and Services.

(f) Net Sales Price means: (i) in a normal arm's length business transaction, LightPaths invoice price for the Licensed Products or Services sold, exclusive of freight and delivery charges, sales or other taxes identified in the invoice as part of the price, less allowances for returns actually taken by LightPaths customers and trade discounts (except cash discounts and deductions for any agent's commissions) identified on the invoice; or (ii) in the case of Licensed Products used by LightPaths for its own purposes, the fair market value of such Licensed Products as of their date of use; or (iii) in the case of Licensed Products and Services sold to a Related Company (defined below) or in a transaction to at arms length, the fair market price of such Licensed Products and Services as of the date of such sale.

(g) Related Company means any company controlling, controlled by (either directly or indirectly) or under common control with LightPaths.

(h)  Territory means the world:

2.   GRANT OF LICENSES

(a   Microphase Telecommunications, Inc. hereby grants to LightPaths an exclusive license, within the Territory, including the right to grant sublicenses (i) manufacture, use and sell Licensed Products and provide License Services under the Licensed Patent Rights; (ii) utilize the Technical Information in connection with the manufacture, use and sales of Licensed Products and Services; and (iii) use the Licensed Trademarks on and in the advertising, packaging, marketing, sale of Licensed Products and Services, and as a corporate logo (iv) use Software and Documentation in connection with the manufacture, use and sale of Licensed Products and Services; said license grants being limited to use in the DSL BUSINESS. Nothing in this Agreement shall be construed as granting a license for products or services other than those expressly defined as Licensed Products and Services.

3.   DISCLOSURE OF TECHNICAL INFORMATION

(a) Upon the execution of this Agreement and periodically during the term of this Agreement, Microphase Telecommunications, Inc. shall disclose to LightPaths such Technical Information pertaining to the Licensed Products and Services as Microphase Telecommunications, Inc. believes is reasonably required to allow LightPaths to exercise the rights granted herein. Nothing in this Agreement shall be construed as requiring Microphase Telecommunications, Inc., to disclose information which is subject to restriction by a third party.

(b) Microphase Telecommunications, Inc. will provide LightPaths with technical assistance reasonably required to permit Light Paths to utilize the Technical Information (i) by use of correspondence to answer system, components, software, and service technical questions, where possible, and (ii) if necessary, by conducting one training session each year during the term of this Agreement. Said training sessions shall be conducted at Microphase Telecommunications, Inc., each session to be scheduled on mutually agreeable dates. All transportation, meals and other costs of LightPaths personnel during such sessions shall be borne entirely by LightPaths.

4.   FEES AND ROYALTIES

(a) LightPaths shall pay to Microphase Telecommunications, Inc. by May 1, 1997, a non-refundable license fee of thirty seven thousand, five hundred ($37,500.00) dollars.

(b) In addition, LightPaths shall pay to Microphase Telecommunications, Inc. during the term of this Agreement, a royalty based on the rates specified in Appendix C which are expressed in percent of the Net Sales Price of Licensed Products and Services manufactured, used, sold or provided by LightPaths.

(c) LightPaths shall also pay to Microphase Telecommunications, Inc. a technology development and transfer fee of $37,500.00 per month, with the first payment commencing on June 1, 1997. This fee will be applied as a partial payment against the minimum annual royalty payments as described further in Paragraph 5 of this Agreement.

5.   MINIMUM ANNUAL ROYALTY

LightPaths shall maintain sufficient annual sales to provide at least the minimum annual royalty payments to Microphase Telecommunications, Inc.
specified below.
During the first three calendar years of this Agreement, LightPaths shall have the option to maintain this Agreement in effect by paying to Microphase Telecommunications, Inc., within thirty days after the close of the calendar year, the difference between actual royalties paid and said minimum royalty, less any applicable payments from the technology development fee as specified at Paragraph 4(c). In the event LightPaths fails to pay said difference, Microphase Telecommunications, Inc., shall have the right to terminate the exclusive nature of this Agreement by giving 90 days written notice. Thereafter, the licenses granted under this Agreement shall become non-exclusive and LightPaths right to sublicense shall cease except to such extent as it is necessary for its customers to utilize the Licensed Product and Services provided by LightPaths in the course of the DSL BUSINESS. If, during the first three years
LightPaths does not pay the difference or thereafter in the event that the actual royalties accrued in any one year fall below applicable specified
Minimum Annual Royalty.

(i.)      First calendar year of this Agreement $ 50,000
(ii.)     Second calendar year                  $250,000
(iii.)    Third calendar year                   $500,000
(iv.)     Thereafter, each calendar year      $1,000,000

6.   PAYMENTS

(a) Royalties shall be paid on or before the last day of January, April, July and October of each year with respect to all sales or uses of the Licensed Products and Services during the preceding calendar quarter.

(b) All payments payable by LightPaths to Microphase Telecommunications, Inc. shall be paid in United States Dollars to the account of Microphase Telecommunications, Inc. by Bank Transfer. For the purposes of computing royalty payments, the Net Sales Price of all Licensed Products and Services sold hereunder shall be determined by converting any currency in which the Net Sales Price was denominated into United States Dollars at the average spot rate of exchange of Citibank, N.A. New York, New York, USA, in effect on the last day of the calendar quarter for which royalties are computed. The rate of exchange used shall be clearly indicated in the report specifying the royalty payment due.

(c) All royalty payments from LightPaths to Microphase Telecommunications, Inc. shall be made free and clear of, and without deduction for, any taxes, levies, duties, charges, fees, deductions, withholdings or restrictions of any nature imposed by any jurisdiction or by any political subdivision thereof or taxing authority therein, unless LightPaths is compelled by law to make such deduction or withholding. In the event that any such deduction or withholding is required, LightPaths agrees to furnish to Microphase Telecommunications, Inc. official tax receipts or other evidence issued by the tax authorities sufficient to enable Microphase Telecommunications, Inc. to establish payment of the taxes described above in support of its claim for United States tax credits.

7.   RECORDS, REPORTS AND INSPECTION

(a) LightPaths shall at all times keep complete and proper records of all Licensed Products and Services manufactured, used or sold by LightPaths. Sales shall be considered as made on the date of the invoice or shipment, whichever shall occur earlier.

(b) During the term of this Agreement, LightPaths shall send to Microphase Telecommunications, Inc., on or before the last day of each January, April, July and October, a full statement in writing, in the English language, identifying separately the total number of units in each product category of Licensed Products and Services manufactured or provided, the total number used, and the total number sold by LightPaths during the preceding calendar quarter, together with the Net Sales Price thereof and a computation of royalties due Microphase Telecommunications, Inc. The statements to be certified as to their accuracy by the Chief Financial Officer of LightPaths or individual having authority therefrom.

(c) Microphase Telecommunications, Inc. shall have the right, upon giving at least fourteen (14) days advance notice, at any time during normal business hours, to audit LightPaths records by having an independent auditor examine and make copies of any portion of the books and records of LightPaths relating to this Agreement. Such records shall be kept available by LightPaths for at least three (3) years after expiration of the calendar year in which they are made. In the event that such examination reveals an underpayment of royalties due Microphase Telecommunications, Inc. from LightPaths of an amount greater than ten percent of the payment made, then LightPaths shall pay to Microphase Telecommunications, Inc. the amount due plus the costs of such audit.

(d) Any claim by LightPaths of overpayment of royalties shall be made within three (3) years of the date of such payment, stating the basis for such claim and providing evidence of such overpayment.

8.   DISCLAIMER OF WARRANTY

(a) Microphase Telecommunications, Inc. will not be responsible for, and LightPaths will indemnify and defend Microphase Telecommunications, Inc. harmless against, all claims for loss, liability, damage or expenses
(including, without limitation, reasonable attorneys fees, court costs and costs of investigation) arising in connection with the manufacture, use, sale or warranty (express or implied) by LightPaths, by a Related Company or by their customers, of the Licensed Products and Services. In no event will Microphase Telecommunications, Inc. be liable for indirect, special or consequential damages incurred by LightPaths, a Related Company or third parties in connection with this Agreement or the Licensed Products and Services.

(b) Microphase Telecommunications, Inc. makes no representation or warranty with respect to Technical Information including MICROPHASE TELECOMMUNICATIONS, INC. DSL TECHNOLOGY disclosed under this Agreement or of LightPaths ability to use the same, except to state that, unless otherwise specified in this Agreement at the time of disclosure, such Technical Information is the same as that currently used by Microphase Telecommunications, Inc. in its DSL BUSINESS.

9.   TRADEMARK USE

(a) LightPaths recognizes Microphase Telecommunications, Inc. prior proprietary rights in the Licensed Trademark, and agrees that it will acquire no rights therein by the use of said trademark according to the provisions of this Agreement. LightPaths further agrees that it will use its best efforts to maintain the goodwill associated with the Licensed Trademark, and will take no action which may result in damage to such goodwill or said trademark. LightPaths shall use the Licensed Trademark in strict accordance with this Agreement and the standards set by Microphase Telecommunications, Inc.

(b) Wherever the Licensed Trademarks are used by LightPaths, LightPaths shall use the notation Trademark Reg. or, or any other marking required which indicates that the Licensed Trademarks are registered. In addition, appropriate legends, satisfactory to Microphase Telecommunications, Inc. indicating that the Licensed Trademarks are owned by Microphase Telecommunications, Inc. shall be affixed to any product, label, box or other packaging, or any advertising materials which employ any of the Licensed Trademarks. All advertising materials and labels or other materials which bear the Licensed Trademark or refer to Microphase Telecommunications, Inc., shall be subject to, and submitted for, Microphase's prior examination and approval.

(c) LightPaths agrees that it is the intent of this Agreement that all Licensed Products and Services shall be sold, advertised, distributed and marketed only under the Licensed Trademarks. The Licensed Trademarks shall be affixed by LightPaths to all of the Licensed Products and Services by application directly to the Product, if possible or to the containers thereof where direct application is impractical.

(d) It is the intention of the parties that all use of the Licensed Trademark by LightPaths shall at all times insure to the benefit of Microphase.

10.  QUALITY CONTROL, USE AND INSPECTION

(a) LightPaths agrees that the products it sells under the Licensed Trademark shall conform to the standards of quality set by Microphase Telecommunications, Inc.. In order that such standards may be maintained and controlled by Microphase Telecommunications, Inc., and to prevent possible deception of the public, Microphase Telecommunications, Inc. shall have the right to inspect the specific products involved and the facilities of LightPaths which are used in the manufacture and handling of Licensed Products and Services. Within thirty (30) days after notice from Microphase Telecommunications, Inc. that Licensed Products and Services do not conform, LightPaths agrees to make any necessary changes as requested by Microphase Telecommunications, Inc. to make such products conform to said standards.

(b) LightPaths shall use the Technical Information provided by Microphase Telecommunications, Inc. in the manufacture of Licensed Products and the provision of Services to insure compliance with the quality standards and specifications set by Microphase Telecommunications, Inc.

(c) Microphase Telecommunications, Inc. shall also have the right, upon reasonable advance notice, to LightPaths and during normal business hours, to inspect LightPaths manufacturing operations and quality control procedures to ensure the maintenance of quality standards established by Microphase Telecommunications, Inc. pursuant to this Agreement.

11.  NON-DISCLOSURE

(a) LightPaths understands that the Technical Information represents valuable property of Microphase Telecommunications, Inc. and are of a highly confidential nature. LightPaths, therefore, shall maintain all Technical Information in confidence and shall not disclose Technical Information to others without the express written consent of Microphase Telecommunications, Inc. LightPaths shall not use the Technical Information except in accordance with the terms of this Agreement. LightPaths shall have no liability for the use or disclosure of Technical Information which at the time of such disclosure is part of the public domain.

(b) LightPaths shall not make copies of the Technical Information disclosed by Microphase Telecommunications, Inc. without prior express, written consent of Microphase Telecommunications, Inc., unless, for internal use only, it is essential for the effective use of the rights granted herein. All such essential copies shall contain the Microphase Telecommunications, Inc. proprietary and confidential notice, shall be individually numbered, and a record kept of the number and location of each copy. The documents which contain the Technical Information are unpublished and all rights thereof are reserved by Microphase Telecommunications, Inc.

(c) LightPaths agrees that it will notify each of its personnel to whom any Technical Information is disclosed of his/her obligations not to disclose such Technical Information commensurate in scope with LightPaths non-disclosure obligations contained in this Agreement.

(d) LightPaths agrees to institute internal procedures for maintaining strict control over documents containing Technical Information provided by Microphase Telecommunications, Inc. and shall take steps to insure that such documents are clearly identified as the property of Microphase Telecommunications, Inc. Said documents shall not be incorporated into documents of LightPaths except by reference.

(e) In the event of termination, and upon expiration, of this Agreement, LightPaths shall immediately return to Microphase Telecommunications, Inc. all Technical Information provided by Microphase Telecommunications, Inc. as well as any copies and derivatives thereof and cease all use thereof.

(f) LightPaths acknowledges that Microphase Telecommunications, Inc. shall suffer irreparable injury in the event LightPaths breaches any of its obligations under this Section. Therefore, LightPaths agrees, that in addition to all other remedies to which Microphse Telecommunications, Inc. may be entitled at law or in equity, Microphase Telecommunications, Inc. shall be entitled to seek any remedy in equity including an injunction permanently restraining LightPaths from breaching or further breaching any of the obligations contained herein.
LightPaths agrees that it will not oppose the seeking of such remedy on the basis that there exists an adequate remedy at law for damages.

12.  DILIGENCE

LightPaths shall market and solicit sales of the Licensed Products and Services diligently and in a good faith manner to an extent as wide as its facilities permit and shall employ and utilize engineering personnel having reasonable experience and expertise in the design and use of Licensed Products in order to maximize sales of the Licensed Product throughout the Territory.

13.  TERM

This Agreement shall remain in full force and effect until the last to expire of the Licensed Patents and for a period of seven (7) years thereafter. This Agreement shall be deemed automatically renewed for additional seven (7) year terms unless Microphase Telecommunications, Inc. notifies LightPaths prior to the expiration of the then current term that the Agreement will not be renewed.

14.  TERMINATION

(a)  This Agreement shall automatically terminate in the event that LightPaths
(i) is in liquidation, either voluntarily or involuntarily, or is placed in receivership or otherwise enters into any scheme or composition with its creditors or makes an assignment for the benefit of creditors or (ii) once sales commence, ceases to sell the Licensed Products and Services for a period of six
(6) months.

(b) This Agreement may be terminated upon ninety (90) days prior written notice by Microphase Telecommunications, Inc. to LightPaths.

(i)  in the event that LightPaths fails to make any payment due hereunder;
     or
(ii) upon the breach or default by LightPaths of one or more terms of any other license Agreement with Microphase Telecommunications, Inc.

(c)  This Agreement may be terminated by either party.

(i) immediately, in the event that the other party defaults under or breaches any of the terms of this Agreement other than payment and such default or breach is not remedied within a period of ninety (90) days after notification thereof; or
(ii) immediately in the event that this Agreement is, in total, held invalid or unenforceable by the determination of a court of competent jurisdiction.

(d) LightPaths may terminate this Agreement at any time upon ninety (90) days prior written notice to Microphase Telecommunications, Inc., provided that the manufacture, use and sale of the Licensed Products and Services has ceased prior to the date of such notice, and provided, further, LightPaths destroys or disposes of all Licensed Products on hand to the satisfaction of Microphase Telecommunications, Inc. as of the date of giving such notice.

(e) The foregoing grant of licenses has been made in recognition of, and conditioned upon, a careful examination of the personal skills, reputation and ability of LightPaths current ownership and control. LightPaths shall notify Microphase Telecommunications, Inc. in writing of any change in its ownership or control, to the extent practicable prior to the effective date thereof and, in no event, more than thirty (30) days thereafter. In the event there is any change in LightPaths ownership or control to which Microphase Telecommunications,Inc. has not, in its sole discretion, consented, Microphase Telecommunications, Inc. shall have the right to terminate this Agreement on thirty (30) days written notice to LightPaths.

15.  RIGHTS AFTER TERMINATION OR EXPIRATION

(a) Upon any termination or expiration of this Agreement, LightPaths shall cease all further use of Technical Information and discontinue manufacture use, or sale of Licensed Products and Services. Also on termination or expiration, LightPaths shall cease all use of the Licensed Trademarks and shall not thereafter, either directly or indirectly, adopt a trademark or trade name which when compared to the Licensed Trademark would be likely to cause confusion, nor shall LightPaths make an reference of any kind which might create the impression that LightPaths continues to be licensed by Microphase Telecommunications, Inc.

(b) Termination or expiration of this Agreement shall not release LightPaths from its obligation to make payment in full of all royalties then owing and, further, shall not relieve the parties from such obligation or liabilities hereunder which expressly extend beyond such termination or expiration.

(c) The provisions of Paragraph 12 hereof shall survive any termination or expiration of this Agreement.

16.  LITIGATION

(a) Microphase Telecommunications, Inc. specifically disclaims any financial or other responsibility for litigation of any type to which LightPaths may become a party as a result of its exercising the rights granted therein. Microphase Telecommunications, Inc. does agree, however, without liability for any costs of such litigation, provide such assistance and cooperation as may be reasonably necessary to assist LightPaths in its defense of any litigation which seeks to restrict the exercise of LightPath's rights under this Agreement.

(b) LightPaths shall promptly notify Microphase Telecommunications, Inc. of any infringement or threatened infringement of the Licensed Trademark which shall be come known to it. Microphase Telecommunications, Inc. shall use its own discretion in deciding whether to act on this information, and its refusal to act thereon shall not affect this Agreement. Microphse Telecommunications, Inc. shall have the sole right to initiate legal action for infringement of said trademark. LightPaths shall provide Microphase Telecommunications, Inc. with such assistance and cooperation as may be reasonably necessary in connection therewith, but without liability for any costs of such legal proceedings.

(c) LightPaths shall promptly advise Microphase Telecommunications, Inc. in writing of any notice or claim of infringement of a third party?s trademark arising out of LightPaths use of the Licensed Trademarks in the Territory; in such event Microphase shall assume control of the defense of any such infringement suit with counsel of its own choice, and at its own expense. LightPaths shall provide Microphase Telecommunications, Inc. with such assistance and cooperation as may be reasonably necessary in connection therewith.

17.  WAIVER OF DEFAULT

No waiver by either party of any default of the other party shall be held to be a waiver of any other or subsequent default. The failure of either party at any time to enforce or require performance of any of the provisions of this Agreement, or to exercise any right or option herein provided, shall in no way be construed to be a waiver of that and/or other provisions of this Agreement or to affect the right of such party thereafter to enforce each and every such provision. All waivers shall be in writing, signed by the waiving party.

18.  DISCLAIMER OF AGENCY

It is agreed that LightPaths is an independent contractor and not the agent of Microphase Telecommunications, Inc. LightPaths has no right or authority to assume, create or incur any liability or obligation of any kind, express or implied, against, in the name of, or on behalf of Microphase Telecommunications, Inc.

19.  NOTICES

All notices required of the parties under this Agreement shall be in writing. Any such notice shall be deemed served if sent registered or certified mail, postage prepaid, addressed to the other party at the address set forth above, or at such other address as may hereafter be designated by either party in writing.

20.  ASSIGNMENT

This Agreement shall be binding upon the parties hereto and Microphase Telecommunications, Inc. respective successors and assigns. This Agreement and the rights and obligations hereunder shall not be assignable by LightPaths whether by merger, operation of law or otherwise except with the prior written consent of Microphase Telecommunications, Inc.

21.  MISCELLANEOUS

(a) This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Connecticut.

(b) This Agreement constitutes the entire Agreement between the parties and supersedes all prior agreements, negotiations or discussions between the parties with respect to the Licensed Products and Services, and shall not be modified or amended except by an instrument in writing of a date subsequent hereto, duly executed by each of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



By:_________________________________         Microphase Telecommunications,Inc.

Name: Torry Guardino, Chief Contracting Officer

Date:________________________________


By:_________________________________         LightPaths, Inc.

Name: Gustave T. Dotoli, Executive Vice President

Date:________________________________
  INTERNET INFOSPACE CONTENT (WORLD
                                    WIDE WEB SITE) DISTRIBUTION AGREEMENT

THIS AGREEMENT, dated as of 1-25-98 (the "Effective Date"), is made by and between InfoSpace.com, Inc., a Delaware corporation ("Infospace"), with offices at 15375 NE 90th Street, Redmond, WA 98052, and MPhase Technologies, Inc., a New Jersey corporation ("Company"), with offices at 587 Connecticut Ave., PO Box 566, Norwalk, Ct 06854-0566.

                             RECITALS

This Agreement is entered into with reference to the following facts:

A. InfoSpace maintains on certain locations of its Web Sites (as defined below) and makes available to Internet users certain content, resources, archives, indices, catalogs and collections of information (collectively, such materials are identified in Exhibit A and referred to herein as the "Content").

B. InfoSpace wishes to grant certain rights and licenses to Company with respect to access to the Content and certain other matters, and Company wishes to grant certain rights and licenses to InfoSpace with respect to the Company Web Sites (as defined below) and certain other matters, as set forth in this Agreement.

                            AGREEMENT

     Section 1.     Definitions.

     As used herein, the following terms have the following defined meanings:

"Advertising Revenue" means the net revenues received by a party for delivering Impressions.

"Banner Advertisement" means a rotating banner advertisement of approximately 60 x 400 pixels located at the tope and/or bottom of a Web Page.

"Co-branded Pages" means, collectively, Query Pages and Results Pages that have been branded for Company.

"Customers" means any third parties, which have established a contractual relationship with Company to utilize the Company Proprietary Technology.

"Customer Co-branded Pages" means, collectively, Query Pages and Results pages that have been developed to allow Company Customers with access to the Content.

"Company Marks" means those Trademarks of the Company set forth on Exhibit B hereto and such other Trademarks (if any) as Company may from time to time notify InfoSpace in writing to be "Company Marks" within the meaning of this Agreement.

"Company Web Sites" means, collectively, all Web Sites maintained by or on behalf of Company and its affiliates.

"Graphical User Interface" means a graphical user interface, to be designed by Company and InfoSpace and implemented by InfoSpace pursuant to the terms of this Agreement, that contains or implements branding, graphics, navigation, content or other characteristics or features such that a user reasonably would conclude that such interface is part of the Company Web Sites.

"Impression" means a user's viewing of any discrete screen of a Co-branded Page containing any Banner Advertisement.

"Impression Traffic Threshold" means an average of 50,000 Impressions per day for thirty (30) consecutive days.

"InfoSpace Marks" means those Trademarks of InfoSpace (if any) set forth on Exhibit B hereto and such other Trademarks as InfoSpace may from time to time notify Company in writing to be "InfoSpace Marks" within the meaning of the Agreement.

"InfoSpace Web Sites" means, collectively: (a) the Web Site the primary home page of which is located at http.//www.infospace.com: and (b) other Web Sites maintained by InfoSpace and its affiliates.

"Intellectual Property Rights" means any patent, copyright, rights in Trademarks, trade secret rights, moral rights and other intellectual property or proprietary rights arising under the laws of any jurisdiction.

"Person" means any natural person, corporation, partnership, limited liability company or other entity.

"Proprietary Technology" means the MPhase high bandwidth delivery mechanism which provides access to digital data through the standard twisted pair medium.

"Query Page" means any page hosted on the Company Web Sites which incorporates the Graphical User Interface and on which users may input queries and searches relating to the Content.

"Results Page" means any page hosted on the InfoSpace Web Sites which incorporates the Graphical User Interface and displays Content in response to queries and searches made on a Query Page.

"Trademarks" means any trademarks, service marks, trade dress, trade names, corporate names, proprietary logos or indicia and other source or business identifiers.

"Transactional Revenue" Means the revenues generated from the purchase of products through InfoSpace's proprietary Active Shopper technology as it is employed in the Co-branded or Customer Co-branded Pages.

"Web Site" means any point of presence maintained on the Internet or on any other public data network. With respect to any Website maintained on the World Wide web, such Website includes all HTML pages (or similar unit of information presented in any relevant data protocol) that either (a) are identified by the same second-level domain (such as infospace.com) or by the same equivalent level identifier in any relevant address scheme, or (b) contain branding, graphics, navigation or other characteristics such that a user reasonably would conclude that the pages are part of an integrated information servicing offering.

    2.        Certain Rights Granted.

     2.1 InfoSpace Grant. Subject to the terms and conditions of this Agreement, InfoSpace hereby grants to Company the following rights:

          (a) the right to include on the Company Web Sites hypertext links (whether in graphical, text or other format) which enable "point and click" access to locations of the InfoSpace Web Sites specified by InfoSpace (and subject to change by InfoSpace from time to time); and

          (b) the right to permit users to link to Results Pages via Query Pages hosted on the Company Web Sites.

          (c) the right to promote the service to Company Customers provided that Company shall not promote the service to entities that are determined by InfoSpace, in InfoSpace's discretion, to be potential direct customers of InfoSpace or where promotion of the service to customers would cause a conflict of interest with InfoSpace's business.

     2.2 Company Grant. Subject to the terms and conditions of this Agreement, Company hereby grants InfoSpace the following rights:

          (a) the right to include on the InfoSpace Web Sites hypertext links (whether in graphical, text or other format) which enable "point and click" access to locations of the Company Web Sites specified by Company
(and subject to change by Company from time to time);

          (b) the right to sell and serve Banner Advertisements directly on the Co-branded Pages as provided in Section 4; and

          (c)       the right to trace the number of Impressions.

     2.3 Limitations. Other than what is stated in this agreement, Company and its affiliates shall have no right to reproduce or sub-license, re-sell or otherwise distribute all or any portion of the Content to any Person via the Internet (including the Work wide Web) or any successor public or private data network. In addition, neither party shall have any right to: (a) edit or modify any Banner Advertisements submitted for a Co-branded Page (but without limiting InfoSpace's right to reject any Banner Advertisements pursuant to this Agreement); or (b) remove, obscure or alter any notices of Intellectual Property Rights appearing in or on any materials (including
Banner Advertisements) provided by the other party.

     2.4 Company Marks License. Subject to Section 2.6, Company hereby grants InfoSpace the right to use, reproduce, publish, perform and display the Company and Company Customer Marks: (a) on the InfoSpace Web Sites in connection with the posting of hyperlinks to the Company Web Sites; (b) in and in connection with the development, use, reproduction, modification, adaption, publication, display and performance of the graphical User Interface and Results Pages; and (c) in promotional and marketing materials, content directories and indexes, and electronic and printed advertising, publicity, press releases, newsletters and mailings about InfoSpace.

     2.5 InfoSpace Marks License. Subject to Section 2.6, InfoSpace hereby grants the right to use, reproduce, publish, perform and display the InfoSpace Marks: (a) on the Company Web Sites in connection with the posting of hyperlinks to the InfoSpace Web Sites; (b) in and in connection with the development, use, reproduction in promotional and marketing materials, content directories and indexes, and electronic and printed advertising, publicity, press releases, newsletters and mailings about Company.

     2.6 Approval of Trademark Usage. InfoSpace shall not use or exploit in any manner any of the Company Marks, and Company shall not use or exploit in any manner any of the InfoSpace Marks, except in such manner and media as the other party may consent to in writing, which consent shall not be unreasonably withheld or delayed. Either party may revoke or modify any such consent upon written notice to the other party.

     2.7 Nonexlusivity. Except as expressly provided in Section 4.1, each party acknowledges and agrees that the rights granted to the other party in this Section 2 are non-exclusive, and that, without limiting the generality of the foregoing, nothing in this Agreement shall be deemed or construed to prohibit either party from participating in similar business arrangements as those described herein including soliciting third party advertisements or other materials, serving advertisements or other materials to third parties' Web Sites, or hosting or permitting third parties to place advertisements on such party's Web Site, whether or not, in each such case, such advertisements are competitive with the products, services or advertisements of the other party.

     3.        Certain Obligations of the Parties.

     3.1 Graphical User Interface and Co-branded Pages. Company and InfoSpace will cooperate to design the user-perceptible elements of the Graphical User Interface, with the goals of: (a) conforming the display output of the "look and feel" associated with the applicable Company Web Sites: and (b) maximizing the commercial effectiveness thereof. Following agreement by the parties upon the design specifications thereof, InfoSpace will use commercially reasonable efforts to develop the Graphical User Interface and to implement the same on Co-branded Pages as contemplated by this Section 3.1, or for any nonconformity with the design specifications agreed upon by the parties, provided InfoSpace has used commercially reasonable efforts to develop and implement the same as provided in this Section 3.1.

     3.2 Third Party Relationships. INFOSPACE will assist Company in working with any third parties or Company Customers to facilitate Internet access and customization to Content in such a manner that the third parties branding, graphical "look and feel", and desired navigation is maintained ("Co-branded Pages"), INFOSPACE will share a portion of the advertising and transaction revenue with Company or Company assigned third party as defined in Exhibit C. InfoSpace shall have no liability or obligation for failure to develop or implement the design for any Customer Co-branded Pages as contemplated by this Section 3.2, or for any nonconformity with the design specifications agreed upon by the parties, provided InfoSpace has used commercially reasonable efforts to develop and implement the same as provided in this Section 3.2.

       3.3 Company Obligations. Company shall work with its Customers to ensure the integration of links to pages of the InfoSpace Web Sites determined by InfoSpace (and subject to change by InfoSpace from time to time) on the primary home page for each Company and Customer Web Sites. In addition, the InfoSpace logo and at least one other link pointing to pages of the InfoSpace Web Sites specified by InfoSpace (and subject to change by InfoSpace from time to time) will be present on all Co-branded Pages. Each link contemplated by this Section 3.2 shall be: (a) prominent in relation to links to other Web Sites on the applicable page (and in any event at least as prominent as any link to any third party Web Site); and (b) above-the-fold (i.e., immediately visible to any user accessing the applicable page without the necessity of scrolling downward or horizontally).

     3.4 Accessibility of Web Sites. Each party will use commercially reasonable efforts to ensure accessibility of its Web Sites (including, in the case of InfoSpace, the accessibility of the Content).

     3.5 Impression Information. InfoSpace shall track and allow the Company to remotely access in electronic form information maintained by InfoSpace concerning the number of Impressions.

     3.6 Publicity. The parties may work together to issue publicity and general marketing communications concerning their relationship and other mutually agreed-upon matters, provided, however, that neither party shall have nay obligation to do so. In addition, neither party shall issue such publicity and general marketing communications concerning their relationship without the prior written consent of the other party (not to be unreasonably withheld). Neither party shall disclose the terms of this Agreement to any third party other than its outside counsel, auditors, and financial advisors, except as required by law.

     4.        Service Fees and Revenue Share.

     4.1 Placement of Banner Advertisements. In addition to the terms and conditions otherwise set forth in this Agreement, Banner Advertisements on the Co-branded Pages shall be governed by the terms and conditions set forth on Exhibit C.

     4.2 Service Fees. Company shall pay to InfoSpace Service Fees as defined in Exhibit C.

     4.3 Advertising Revenue Share. The parties shall share in revenue generated from Advertising as stipulated in Exhibit C.

     4.4 Transaction Revenue Share. The parties shall share in the revenue generated from e-commerce transactions ad stipulated in Exhibit C.

     4.3 Records and Audit: Late Payments. During the Term, each party shall maintain accurate records of Advertising Revenues received and calculations of the fees payable to the other party pursuant to this Agreement. Either party, at its expense, and upon ten (10) days' advance notice to the other party, shall have the right once during the Term to examine or audit such records in order to verify the figures reported in any quarterly report and the amounts owned to such party under this Agreement. Any such audit shall be conducted, to the extent possible, in a manner that does not interfere with the ordinary business operations of the audited party. In the event that any audit shall reveal an underpayment of more than ten percent (10%) of the amounts due to the auditing party for any quarter, the other party will reimburse such party for the reasonable cost of such audit.

     5.        Warranties, Indemnification and Limitation of Direct Liability.

     5.1       Warranties

     Each party to this Agreement represents and warrants to the other party that:

     a) it has the full corporate right, power and authority to enter into this Agreement and to perform the acts required of it hereunder;

     b) its execution of this Agreement by such party and performance of its obligations hereunder, do not and will not violate any agreement to which it is a party or by which it is bound;

     c) when executed and delivered, this Agreement will constitute the legal, valid and binding obligation of such party, enforceable against it in accordance with its terms; and

     d) its Web Sites and the content contained therein, and all Banner Advertisements served or submitted by it to the Co-branded Pages, as the case may be, will not contain any material that is obscene, libelous or defamatory, or infringing of any third party Intellectual Property Rights.

     5.2 Indemnification. Each party (the "Indemnifying Party") will defend, indemnify and hold harmless the other party (the "Indemnified Party"), and the respective directors, officers, employees, and agent of the Indemnified Party, from and against any and all claims, costs, losses, damages, judgments and expenses (including reasonable attorneys' fees) arising out of or in connection with any third-party claim alleging any breach of such party's representations or warranties or covenants set forth in this Agreement. The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. The Indemnified Party shall promptly notify the Indemnifying Party of any such claim of which it becomes aware and shall: (a) at the Indemnifying Party's expense, provide reasonable cooperation to the Indemnifying Party in connection with the defense or settlement of any such claim; and (b) at the Indemnified Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party's rights or interests without prior written consent of the Indemnified Party.

     5.3       Limitation of Liability; Disclaimer.

(a)       Liability.  UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO
THE OTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES (EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES), ARISING FROM ANY PROVISION OF THIS AGREEMENT, SUCH AS, BUT NOT
LIMITED TO, LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOST BUSINESS,
INFOSPACE'S LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE AND NOTWITHSTANDING ANY FAULT, NEGLIGENCE (WHETHER ACTIVE, PASSIVE OR IMPUTED), PRODUCT LIABILITY OR STRICT LIABILITY OF INFOSPACE) UNDER THIS AGREEMENT OR
WITH REGARD TO ANY OF THE PRODUCTS OR SERVICES REFERENCED BY INFOSPACE UNDER THIS AGREEMENT (INCLUDING ANY SERVERS OR OTHER HARDWARE, SOFTWARE AND ANY
OTHER ITEMS USED OR PROVIDED BY INFOSPACE OR ANY THIRD PARTIES IN CONNECTION WITH HOSTING THE CO-BRAND PAGES), THE INFOSPACE WEB SITES AND ANY OTHER ITEMS OR SERVICES FURNISHED UNDER THIS AGREEMENT WILL IN NO EVEN EXCEED THE COMPENSATION PAID BY COMPANY TO INFOSPACE UNDER THIS AGREEMENT.

(b)       No Additional Warranties.       EXCEPT AS SET FORTH IN THIS
AGREEMENT, NEITHER PARTY MAKES, AND EACH PARTY HEREBY SPECIFICALLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE.), AND EACH PARTY HEREBY SPECIFICALLY DISCLAIMS ANY CLAIM IN TORT (INCLUDING NEGLIGENCE),
IN EACH CASE, REGARDING THEIR WEB SITES, ANY PRODUCTS OR SERVICES PROVIDED
UNDER THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, COMPANY ACKNOWLEDGES THAT THE INFOSPACE WEB SITES AND THE CONTENT (INCLUDING ANY SERVERS OR OTHER HARDWARE, SOFTWARE AND ANY OTHER ITEMS USED OR PROVIDED BY INFOSPACE OR ANY THIRD PARTIES IN CONNECTION WITH HOSTING THE INFOSPACE WEB SITES OR THE CONTENT OR PERFORMANCE OF ANY SERVICES HEREUNDER) ARE PROVIDED "AS IS" AND THAT INFOSPACE MAKES NO WARRANTY THAT IT WILL CONTINUE TO OPERATE ITS WEB SITES IN THEIR CURRENT FORM. THAT ITS WEB SITES WILL BE ACCESSIBLE WITHOUT INTERRUPTION, THAT THE SITES WILL MEET THE REQUIREMENTS OR EXPECTATION OF THE OTHER PARTY, OR THAT THE CONTENT OR ANY OTHER ANY MATERIALS ON ITS WEB SITES OR THE SERVERS AND SOFTWARE THAT MAKES ITS WEB SITES AVAILABLE ARE FREE FROM ERRORS, DEFECTS, DESIGN FLAWS OR OMISSIONS.

     6.        Term and Termination.

     6.1       Term.  The term of this Agreement is as set froth on Exhibit C

     6.2 Termination. Either party may terminate the Term upon not less than thirty (30) days' prior written notice to the other party of any material breach hereof by such other party, provided that such other party has not cured such material breach within such thirty (3) day period.

     6.3 Effect of Termination. Upon termination or expiration of the Term for any reason, all rights and obligations of the parties under this Agreement shall be extinguished, except that: (a) all accrued payment obligations hereunder shall survive such termination or expiration; and (b) the rights and obligations of the parties under Sections 4.2, 4.3, 5, 6, 7 and 8 shall survive such termination or expiration.

     7.        Intellectual Property.

     7.1 Company. As between the parties, Company retains all right, title and interest in and to the Company Web Sites (including, without limitation, any and all content, data, URLs, domain names, technology, software, code, user interfaces, "look and feel", Trademarks and other items posted thereon or used in connection or associated therewith; but excluding any Content or other items supplied by InfoSpace) and the Company Marks along with all Intellectual Property Rights associated with any of the foregoing.
All goodwill arising out of InfoSpace's use of any of the Company Marks shall inure solely to the benefit of the Company.

     7.2 InfoSpace. As between the parties, InfoSpace retains all right, title and interest in and to the Content and the InfoSpace Web Sites (including, without limitation, any and all content, data, URLs, domain names, technology, software, code, user interfaces, "look and feel", Trademarks and other items posted thereon or used in connection or associated therewith; but excluding any items supplied by Company) and the InfoSpace Marks, along with all Intellectual Property Rights associated with any of the foregoing. All goodwill arising out of Company's use of any of the InfoSpace Marks shall inure solely to the benefit of InfoSpace.

     7.3 Copyright Notices. All Co-branded pages will include the following acknowledgement along with the InfoSpace logo.

          "Powered by InfoSpace" or "Powered by InfoSpace.com"

InfoSpace and company acknowledge that the Co-branded Pages may also contain copyright and patent notices of copyrighted or copyrightable works, including those of InfoSpace Content providers.

     7.4 Other Trademarks. InfoSpace shall not register or attempt to register any of the Company Marks or any Trademarks which Company reasonably deems to be confusingly similar to any of the Company Marks. Company shall not register or attempt to register any of the InfoSpace Marks.

     7.5 Further Assurances. Each party shall take, at the other party's expense, such action (including, without limitation, execution of affidavits or other documents) as the other party may reasonably request to effect, perfect or confirm such other party's ownership interests and other rights as set forth above in this Section 7.

     8.        General Provisions.

     8.1 Confidentiality. Each party (the "Receiving Party") undertakes to retain in confidence the terms of this Agreement and all other non-public information and know-how of the other party disclosed or acquired by the Receiving Party pursuant to or in connection with this Agreement which is either designated as proprietary and/or confidential or by the nature of the circumstances surrounding disclosure, ought in good faith to be treated as proprietary and/or confidential ("Confidential Information"); provided that each party may disclose the terms and conditions of this Agreement to its immediate legal and financial consultants in the ordinary course of its business. Each party agrees to use commercially reasonable efforts to protect Confidential Information of the other party, and in any event, to take precautions at least as great as those taken to protect its own confidential information of a similar nature. Company acknowledges that the terms of this Agreement are Confidential Information of InfoSpace. The foregoing restrictions shall not apply to any information that: (a) was known by the Receiving Party prior to disclosure thereof by the other party; (b) was in or entered the public domain through no fault of the Receiving Party; (c) is disclosed to the Received Party by a third party legally entitled to make such disclosure without violation of any obligation of confidentiality; (d) is required to be disclosed by applicable laws or regulations (but in such event, only to the extent required to be disclosed); or (e) is independently developed by the Receiving Party without reference to any Confidential Information of the other party. Upon request of the other party, or in any event upon termination or expiration of the Term, each party shall return to the other all materials, in any medium, which contain, embody, reflect or reference all or any part of any Confidential Information of the other party. Each party acknowledges that breach of this provision by it would result in irreparable harm to the other party, for which money damages would be an insufficient remedy, and therefore that the other party shall be entitled to seek injunctive relief to enforce the provisions of this Section 8.1.

     8.2 Independent Contractors. Company and InfoSpace are independent contractors under this Agreement and nothing herein shall be construed to create a partnership, joint venture, franchise or agency relationship between Company and InfoSpace. Neither party has any authority to enter into agreements of any kind on behalf of the other party.

     8.3 Assignment. Neither party may assign this Agreement or any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other party, not to be unreasonably withheld; except that either party may, without the other party's consent, assign this Agreement or any of its rights or delegate any of its duties under this Agreement; (a) to any affiliate of such party; or (b) to any purchaser of all or substantially all of such party's assets or to any successor by way of merger, consolidation or similar transaction. Subject to the foregoing, this Agreement will be binding upon, enforceable by, and inure to the benefit of the parties and their respective successors and assigns.

     8.4 Choice of Law; Forum Selection. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington without reference to its choice of law rules, Company hereby irrevocably consents to exclusive personal jurisdiction and venue in the state and federal courts located in King County, Washington with respect to any actions, claims or proceedings arising out of or in connection with this Agreement, and agrees not to commence or prosecute any such action, claim or proceeding other than in the aforementioned courts.

     8.5 Nonwaiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving party.

     8.6 Force Majeure. Neither party shall be deemed to be in default of or to have breached any provision of this Agreement as a result of any delay, failure in performance or interruption of service, resulting directly or indirectly from acts of God, acts of civil or military authorities, civil disturbances, wars, strikes or other labor disputes, fires, transportation contingencies, interruptions in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophes or any other occurrences which are beyond such party's reasonable control.

     8.7 Notices. Any notice or other communication required or permitted to be given hereunder shall be given in writing and delivered in person, mailed via confirmed facsimile or e-mail, or delivered by recognized courier service, properly addressed and stamped with the required postage, to the individual signing this Agreement on behalf of the applicable party at its address specified in the opening paragraph of the agreement and shall be deemed effective upon receipt. Either party may from time to time change the individual to receive notices or its address by giving the other party notice of the change in accordance with this section. In addition, a copy of any notice sent to InfoSpace shall also be sent to the following address:

          InfoSpace.com, Inc.
          15375 NE 90th Street
          Redmond, WA 98052
          Fax: (425) 883-4846
          Attention:  General Counsel

     8.8 Integration. This Agreement contains the entire understanding of the parties hereto with respect to the transactions and matters contemplated hereby, supersedes all previous agreements or negotiations between InfoSpace and Company concerning the subject matter hereof, and cannot be amended except by a writing signed by both parties.

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the Effective Date.

 mPhase Technologies Inc.               InfoSpace.Com Inc.
("Company")                        ("InfoSpace")

By (signature)                          By (signature

Name     Ronald A. Durando         Name    Chris Matty

Title   2-10-99                    Title  2-10-99 V.P. Business Div.

                            EXHIBIT A
                             CONTENT

The Content consists of, but is not limited to, the following indexes, directories and other items and services (as the same may by updated, revised or modified by InfoSpace in its sole discretion from time to time):

1.  Yellow Pages
2.  White Pages
3.  Classifieds
4.  City Guides
5.  Investing
6.  News
7.  Sports Scores
8.  Community
9.  Government
10. Active Shopper
11. International Listings
12. Other items and services that may from time to time be added to the InfoSpace Web Sites by InfoSpace (in its sole discretion)


Note:  The actual name of these services may change.

                            EXHIBIT B

                            TRADEMARKS

Company Marks

  [Co-brand Partner to supply list of its applicable trademarks]



InfoSpace Marks

InfoSpace

InfoSpace.com



INFO
SPACE  Powered By InfoSpace
 .COM

Powered by InfoSpace.com

The Ultimate Directory

                            EXHIBIT C

1. Service Fees.

Company shall pay to InfoSpace a monthly service fee of $5,000 for the delivery, servicing and maintenance of the Co-branded pages. The above payment is set to commence upon the signing of this agreement at which time the effort shall begin to develop and implement the Co-branded Pages.

Company shall pay, or arrange for the payment by the Customer, an additional $5,000 per year for each Customer for which InfoSpace develops Customer Co-branded pages. The above payment is set to commence upon the signing of Customer co-branding agreement at which time the effort shall begin to develop and implement the Customer Co-branded Pages. The parties agree to discuss the Customer Co-grand fees and adjust them if necessary. The parties agree to discuss and modify the payment terms for Company Customers if market conditions warrant such considerations.

Service fees shall be required until such time that the Minimum Traffic Threshold has been met. At such time that the Minimum Traffic Threshold has been met the parties shall share in the advertising revenue that is generated on the Co-branded Pages.

Any revenue share attributable to the Company Customers shall be subject to the same Minimum Traffic Threshold as stipulated above.

2. Advertising Revenue Share.

Banner Advertisements. InfoSpace shall have the exclusive right to serve Banner Advertisements on the Co-branded Pages and Customer Co-branded Pages. The appearance of the Banner Advertisements will be as reasonably determined by InfoSpace; provided, that InfoSpace may reject any Banner Advertisement if such Banner Advertisement would materially adversely affect the download time or performance of such Co-branded page. Neither party will submit for any Co-branded Page any Banner Advertisement which: (a) contains any link to any Web Site maintained by or on behalf of, or which is otherwise intended to promote the products or services of, any Person which could reasonably be deemed to be a material direct competitor of InfoSpace or (b) contains any material that is libelous or defamatory or that infringes any Intellectual Property Right or other right of any third party.

Either INFOSPACE, Company or Company Customer will have the right to sell Banner Advertisements on all the search and results pages within the Co-branded pages that use INFOSPACE's product and contents. The selling party shall receive a 30% commission for ad acquisition. Based upon mutual agreement, if a third party sells the advertisements, the actual amount of the advertising fee will be deducted. Advertising revenue will be then shared every quarter as follows:

                    50% to INFOSPACE and
                    50% to Company and/or Company Customer

Any amounts not paid when due will be subject to a finance charge equal to one and one-half percent (1.5%) per month or the highest rate allowable by law, whichever is less, determined and compounded daily from the date due until the date paid. Payment of such finance charges will not excuse or cure any breach or default for late payment. Each party may accept any check or payment without prejudice to its rights to recover the balance due or to pursue any other right or remedy. No endorsement or statement on any check or payment or letter accompanying any check or payment or elsewhere will be construed as an accord or satisfaction. Unless explicitly stated on Exhibit C, all amount payable under this Agreement are denominated in United States dollars and each party will pay all amounts payable under this Agreement in lawful money of the United States. Other than as explicitly stated on Exhibit C, InfoSpace shall have no obligation to share with, or account to Company regarding, any sums received by InfoSpace or any of its affiliates from any advertisements or promotions on any of the InfoSpace Web Sites (including, without limitation, any of the Co-branded Pages), including, without limitation, any Banner Advertisements thereon. Advertising Revenue share payments will be reconciled and paid within thirty
(30) days following the calendar quarter in which the applicable Advertising Revenues are received. The Selling Party will provide with each such payment a report setting forth Advertising Revenues received by it for such quarter and the percentage thereof payable to the other party.

3. Transactional Revenue Share.

At such time that Transaction Revenues become material (in excess of $1000 per month attributable to the Co-branded Pages), the parties will share in the Transactional Revenues as follows: On a quarterly basis, InfoSpace will calculate the percentage of e-commerce channel traffic generated by the Company Co-brand and/or Customer Co-brand. The resulting percentage will be multiplied by the total Transactional e-Revenue generated by the InfoSpace e-commerce channel in order to determine that amount attributable to the Co-branded Pages. The resulting amount will be shared according to the following schedule:

                    50% to INFOSPACE and
                    50% to Company and/or Company Customer.

[For Example, assuming the company co-brand e-commerce traffic is 2,000 page views for month X, and InfoSpace's eshopping channel traffic is 2,000,000 per views for hypothetical month X, and the total transactional revenue generated by the InfoSpace e-commerce channel is $5,000 in month X, then the following would be the payment due to the Company:

Hypothetical Month X:
a.   Company e-commerce Page views:                    20,000
b.   Divided by InfoSpace eshopping page views:        2,000,000
c.   Equal 1% in this example.

d.   1% of $5,000 (total InfoSpace eshopping channel revenue) equals  $50.00.
e.   In this example, $50.00 is the amount subject to the revenue share.

Once InfoSpace has completed the development of it transaction-tracking tool, the revenue share calculations will be based on actual transactions that occur through the Co-branded Pages.

Transactional Revenue share payments will be reconciled and paid within thirty
(30) days following the calendar quarter in which the applicable Transactional Revenues are received. InfoSpace will provide with each such payment a report setting forth the basis for the Transactional Revenues received for such quarter payable to the Company. During the Term, each party shall maintain accurate records of Transactional Revenues received and calculations of the fees payable to the other party.

                               Appendix A

                               Trademarks

Trademark        Country & Goods             Issue Date       Reg. No.
XDSL                                                          TBD



                           (TO BE SUPPLIED)






                              APPENDIX B
                               PATENTS

CUNTRY               SER. NO.          FILING & DATE          STATUS

USA                                                           TBD






                              (TO BE SUPPLIED)




                                 APPENDIX C

                               ROYALTY SCHEDULE


Up to $1,000,000                       10%
$1,000,001 and $5,000,000               9%
$5,000,001 and $10,000,000              8%
$10,000,001 and $20,000,000             7%
above $20,000,000                       6%

                            IP EQUITY


February 1, 1999

587 Connecticut Avenue
P.O. Box 566
Norwalk, CT 06854 0566

Attn:  Ronald A. Durando

Re:  IP Equity Internet Investor Communications

Dear Mr. Durando:

We are extremely pleased to have been selected as your Internet Investor Communications agency. We look forward to working with you in the exciting and challenging months ahead.

This letter is to serve as our contract, and will summarize the arrangement under which we will develop for approval by you and implementation by us.

       A program for communication with your investors over the Internet A campaign to achieve your Internet public relations objectives

In particular, our services will consist of some or all of the following, as we may agree.

     FINANCIAL PUBLIC RELATIONS: We will work with you to create accurate coverage of your activities, in as favorable a light as is fair, by financial publications print and Internet media including our own electronically distributed newsletter and web site, Internet Stock News. Internet Stock News will be distributed a minimum of 48 times throughout the year and will provide weekly updates about your company including news headlines and hyperlinks to full press releases.

     NEWS MEDIA: We will work with you to prepare, and we will then disseminate, 10 company specific press releases devoted towards investor communications over Business Wire circuits as well as 12 press releases regarding your profile in Internet Stock News over Business Wire and 3 press releases regarding your profile in Internet Stock News via Internet News Bureau, The Investor's Business Daily, and IPO Monitor circuits and forms of Internet or print media.

     INTERNET PRESENCE: We will create a graphic company profile and report which will include your company's logo, a description of your company, industry comparisons, links to e-mail addresses and web sites, and investor relations information on our Internetstocknews.com web site.

     DISCUSSION BOARDS: We will use our best efforts to initiate and maintain discussion boards to facilitate online discussion of your company by and among persons knowledgeable about your company, your investors and interested members of the general public on the Silican Investor, FreeRealTime.com & Yahoo! web sites. In addition, we will create message boards for discussion of your company on our Internetstocknews.com web site when development is complete. We will also monitor message boards on a weekly basis for abnormal activities or rumors and report these items to you.

    CHAT: We, via our InternetStockNews editor or editors will be available monthly for a one-hour chat about our Featured Companies currently via the Yahoo! Chat system and on the Internetstocknews.com web site when development is completed.

     INDUSTRY CONTACTS: We will attempt to promote your company's products and services, if beneficial, to our industry contacts and other clients.

     PERSONAL RELATIONS: We will answer e-mail and phone calls from media and investment banking representatives as well as from retail investors and potential clientele regarding your company promptly and on an individual basis.

     INDEPENDENT ANALYSIS: We will figure out your valuation based on projected revenues, earnings, and share dilution when compared with competitors within your specific industry and report this information to you on a quarterly basis.

     STRATEGIC ADVISING: We will inform you of potential opportunities to expand and more efficiently operate your business with regards to advertising and strategic partnerships with other Internet commerce and content companies.

     A/V CORPORATE OVERVIEW: Working with one of our development affiliates, A/V Newswire, we will create an audio-visual corporate overview using Real Networks technology so that your company's story will be available for viewing online 24 hours a day, every day in a viewer-friendly format. Links to this production will be placed on our web site and in our news releases.

As comparison for the services to be furnished by IP Equity, as described above, your company shall:

        Pay IP Equity $8000 five (5) days after signature of this letter.
        Pay IP Equity $12,000 on the date which is three (3) months after the Effective Date of this agreement.
        Pay IP Equity $12,000 on the date which is six (6) months after the Effective Date of this agreement.
        Pay IP Equity $12,000 on the date which is nine (9) months after the Effective Date of this agreement.
        Pay IP Equity $12,000 on the date which is one (1) year after the Effective Date of this agreement.
        Deliver certificates, registered in the name of IP Equity, Inc., a California Corporation, for 50,000 shares of your company's stock (subject to a
1-year restriction from sale) by March 1st,     1999.

   Deliver a stock option, registered in the name of IP Equity, Inc., a California Corporation, to purchase 50,000 shares of your company's common stock at $2 per share, with an expiration date of March 1st, 2003 or later by March 1st, 1999.

Services beyond the scope of those described above, your company and IP Equity will be subject to further agreement as to the nature and scope of the additional services, and as to the compensation for these additional services.

In addition to the compensation described above, your company shall reimburse IP Equity for all out-of-pocket disbursements made in the performance of its duties under this agreement, including but not limited to subcontractors' charges, photocopying, postage, and long distance charges. Bills for work done on your company's behalf, by outside contractors, and ordered and supervised by IP Equity, will be subject to the standard supervision fee of 20%. Estimates of costs for such work will be presented to your company for approval prior to commitments or expenditures by IP Equity for significant amounts in excess of $500. Out-of-pocket projects estimated to exceed $5000 will require a 50% advance payment before commencement of work.

Your company expressly understands, acknowledges and agrees that IP Equity relies on, and will rely on, your company and its employees and agents for the accuracy of information which your company and its employees and agents for the accuracy of information which your company provides to IP Equity and which IP Equity will be disseminating to the public. Accordingly, your company agrees to assume liability for, and agrees to indemnify, protect, save, defend, and hold harmless, IP Equity, its shareholders, directors, officers, and their respective agents, consultants, employees, successors, and assigns of, from and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses, including attorney's fees, which may be incurred by, imposed on, asserted against, or suffered by them relating to, or arising out of, errors, misstatements, or omissions in any information furnished by your company or by its employees or agents to IP Equity regarding your company including, but not limited to your company's financial position, business operation and prospects, management, revenues, earnings, forward looking statements or projections, government filings,and regulatory and/or governmental matters.

This agreement supersedes all prior agreements or undertakings, contains all of the terms and conditions agreed upon by us, and it may be modified, or amended, only by an instrument in writing signed by each of us.

This agreement shall be governed by, and construed in accordance with, the laws of the State of California, United States of America, excluding any choice of law rules which may direct the application of the laws of any other jurisdiction
 . Any litigation relating to or arising out of, this Agreement must be tried and litigated exclusively in the state or federal courts located in the County of San Diego, State of California, and such party consents to in personam jurisdiction in that state.

The prevailing party in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") arising out of, or relating to, this agreement shall be entitled to recover from the unsuccessful party all costs, expenses (including expert witness and other fees and costs), and actual attorney's fees relating to, or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgement), and (b) any post judgement or award resulting from the Proceeding.

This agreement is to be effective on IP Equity's receipt of the initial payment noted above, and this agreement shall continue in full force until it is terminated within 90 days advance written notice either by your company or by IP Equity.

To express your understanding of, and agreement to, the matters state above, please sign this facsimile and fax it back to us.

If you have any questions regarding this agreement or concerning any facet of our work, please call us at your convenience. We look forward to working with you and enjoying a long and successful relationship.

Sincerely,

IP Equity, Inc.

By:                                     By:                               Chris
Agarwal, its President        Ronald A. Durando, its President





IP Equity, Inc.
4220 Camino Ticino
San Diego, CA 92122
Ph: (619) 457-9780
Fax: (619) 457-9784
E-mail: info@ipequity.com







This Loan Agreement is made as of August 31, 1997 by and between Janifast Holdings, Ltd., hereinafter sometimes referred to as "Janifast" or "the Company", as Borrower, with offices located at 587 Connecticut Avenue, Norwalk, CT 06854 and mPhase Technologies Inc as Lender, hereinafter sometimes referred to as "mPhase", with an office and mailing address located at 587 Connecticut Avenue,
Norwalk, CT 06854.

WHEREAS, mPhase has agreed to advance the sum of $14,000 as a one year bridge loan represented by a negotiable promissory note payable by Janifast, in accordance with the terms and conditions of this loan agreement and a promissory note, a copy of which is attached as "Exhibit A" to this Agreement;

WHEREAS, the Board of Directors of Janifast has authorized the officers of the Company to enter into this Loan Agreement, borrow the sum of $14,000 and to pay the consideration for this loan transaction that is detailed in this Loan Agreement;

WHEREAS, Janifast has made preliminary arrangements to merge with a public company whose shares are now trading on the NASDAQ OTC Bulletin Board;

WHEREAS, it is anticipated that, upon completion of the merger with the existing public company, the total issued and outstanding shares of Janifast is anticipated to be approximately 5,300,000.

NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, lawful money of the United States, receipt of which is hereby acknowledged by mPhase, and the mutual covenants and agreement hereinafter set forth and other valuable consideration, the parties agree as follows:

The representations contained in the "Whereas" clauses are deemed to be incorporated in and made an integral part of this Loan Agreement.

Janifast hereby agrees to borrow the sum of $14,000 from mPhase at an interest rate of twelve (12%) percent per annum with interest to be paid semi-annually for a period of one year in accordance with the terms and conditions of a promissory note attached as Exhibit A to this Agreement, said loan transaction to be effective as of August 31, 1997.

As consideration for the $14,000 loan advance, Janifast hereby agrees to pay all relevant costs and expenses required to close the loan transaction, including legal fees and such other costs as would be normal in such transactions.
As additional consideration for the $14,000 bridge loan, the officers of the Company hereby authorize at the request of mPhase, to convert said loan into shares of Janifast equal to at least zero point nine six two five percent (0.9625%) of the total issued and outstanding shares of the Company subsequent to its merger with a public company, said shares to be Rule 144 restricted shares and the certificates representing said shares to bear and appropriate Rule 144 restrictive legend, and prior to any Rule 504 offering or other public offering.
Janifast further agrees that, without cost to the lender, it will register the first thirty (30%) percent of the shares to which the $14,000 loan may be converted or make arrangements with other Janifast shareholders to exchange thirty (30%) of the shares into which the loan may be converted with free trading shares. The holding period of the remaining seventy (70%) percent of the shares into which the loan may be converted shall be deemed to have started with the date of this Agreement.

All notices due under this Agreement shall be in writing and be addressed to the parties at the addresses set forth at the head of this Agreement. The form of notice that will be deemed effective will be personal delivery, certified mail, return receipt requested and facsimile transmission showing a confirmed receipt by the person to whom the notice is addressed.

This loan Agreement will be governed by the laws of the state of Delaware. The parties further agree that the venue for any legal action taken to enforce this Agreement shall be either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day, month and year first set forth above.


WITNESSETH:                                             JANIFAST HOLDINGS, LTD
As Borrower



Robert H. Jaffe                                          Kin Chung Chau
Secretary                                                President

mPHASE TECHNOLOGIES, INC.
As Lender




Gustave Dotoli
Chief Operating Officer

                         PROMISSORY NOTE

                                        $14,000
AUGUST 31, 1997


FOR VALUE RECEIVED, the undersigned, JANIFAST HOLDINGS, LTD., a Delaware Corporation, hereinafter sometimes referred to as "Janifast" or "the Maker", promises to pay to the order of mPhase Technologies Inc, hereinafter sometimes referred to as "mPhase" or "the Holder", at the offices of Janifast Holdings, Ltd., located at 587 Connecticut Avenue, Norwalk, CT 06854, the principal sum of Fourteen Thousand Dollars ($14,000), together with interest on the unpaidprincipal amount at the rate of twelve percent (12%) per annum, said payments to be made in accordance with the provisions of this promissory note, hereinafter referred to as "the Note", with the final maturity date for any unpaid principal or accrued interest to be August 31, 1998, one year from the date of the execution of this Note by the Maker.

Payment Provisions: Payments of interest only on the Fourteen Thousand Dollars ($14,000) principal amount of this Note shall be required on the twenty-eighth day of February, 1998 and each six-month period thereafter until the maturity date.

Default Provisions: If any of the following events ("Events of Default") shall occur, all amounts of principal unpaid on the Note, as well as unpaid accrued interest, shall be deemed to be immediately due and payable, unless cured within seven (7) days written notice in accordance with the notice provisions made part of this Note. In the event of default, mPhase may, at his option, pursue any of the remedies provided for in this Note or by law and by statute or any guarantee agreement. The reliance of the Holder upon any single remedy would not prevent it from using or invoking any remaining remedies provided by law or statute or any agreement of guaranty relating to this Note. The Events of Default are as follows:

If Janifast shall fail to pay when due any required payment of principal, or interest provided for in this Note for more than fifteen (15) days after the due date of same;

If Janifast fails to diligently preserve its corporate existence or other corporate rights granted to it in the State of Delaware by the failure to timely file state tax returns, annual reports or other required documents; or

If Janifast should be adjudicated by a court of comparative jurisdiction to be bankrupt, insolvent, or placed in receivership, or should proceedings be instituted by or against the maker for bankruptcy, insolvency, receivership, or assignment for the benefit of creditors.

Promissory Note     August 31, 1997

Notice of Opportunity to Cure Default: In the event any payment of principal or interest required by this Note is not timely paid in accordance with its payment provisions, or Janifast fails to diligently preserve its corporate existence or corporate rights granted to it by the State of Delaware and after written notice of one or more of these Events of Default in accordance with the notice provisions of this Note is given to the Maker and such Event or Events of Default, as the case may be, is not cured within seven (7) days of such notice, then an in that event, the entire principal and all accumulated interest shall become immediately due and payable and mPhase shall be entitled to pursue all remedies provided by this Note by law, statute, or any guaranty agreement relating to this note.
General Provisions:

If any Event of Default is not cured after notice to Janifast as provided in this Note and this Note is given to an attorney who files suit to collect on same, the Maker agrees to pay, in addition to any unpaid principal and accrued interest, reasonable attorney's fees and costs.

This Note is deemed to have been executed in the State of Connecticut and shall be governed, construed and enforced in accordance with the laws of the State of Connecticut. In the event of suit to enforce the Note, mPhase may, at his option, bring suit in either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District. The Maker hereby consents to such jurisdiction and venue and waives its right to trial by jury.

Janifast may not prepay the principal amount of this Note without first requesting and obtaining written approval of the Holder and/or its authorized representative.

This Note is being issued pursuant to a loan agreement entered into on even date by and between Janifast and mPhase providing in part for the right of the holder to convert a $14,000 principal amount of this loan into shares of common stock equal to zero point nine six two five percent (0.9625%) of the number of shares of the Maker to be issued and outstanding after a proposed merger with a public company whose stock is presently trading on the NASDAQ OTC Bulletin Board.

Promissory Note     August 31, 1997



Notice Provisions: Any notices required by this Note shall be served by Certified or Registered mail, postage prepaid, addressed to the addresses listed below:

To the Maker at:    Janifast Holdings, Ltd
                    587 Connecticut Avenue
                    Norwalk, CT 06854
Attention:     Kin Chung Chau
               President

To the Holder at:   mPhase Technologies Inc
                    587 Connecticut Avenue
                    Norwalk, CT 06854
Attention:     Gustave T. Dotoli
               Chief Operating Officer

IN WITNESS WHEREOF, the undersigned persons, being duly authorized to do so pursuant to the certificate of incorporation any bylaws of Janifast Holdings, Ltd., a Delaware Corporation, have executed this Note in the corporate capacities stated below on this thirty-first day of August, 1997.

ATTEST:                                               JANIFAST HOLDINGS, LTD





Robert H. Jaffe, Secretary                         Kin Chung Chau, President



                                LOAN AGREEMENT


This Loan Agreement is made as of June 19, 1997 by and between Janifast Holdings, Ltd., hereinafter sometimes referred to as "Janifast" or "the Company" , as Borrower, with offices located at 587 Connecticut Avenue, Norwalk, CT
06854 and mPhase Technologies Inc as Lender, hereinafter sometimes referred to as "mPhase", with an office and mailing address located at 587 Connecticut Avenue, Norwalk, CT 06854.

WHEREAS, mPhase has agreed to advance the sum of $64,000 as a one year bridge loan represented by a negotiable promissory note payable by Janifast, in accordance with the terms and conditions of this loan agreement and a promissory note, a copy of which is attached as "Exhibit A" to this Agreement;

WHEREAS, the Board of Directors of Janifast has authorized the officers of the Company to enter into this Loan Agreement, borrow the sum of $64,000 and to pay the consideration for this loan transaction that is detailed in this Loan Agreement;

WHEREAS, Janifast has made preliminary arrangements to merge with a public company whose shares are now trading on the NASDAQ OTC Bulletin Board;

WHEREAS, it is anticipated that, upon completion of the merger with the existing public company, the total issued and outstanding shares of Janifast is anticipated to be approximately 5,300,000.

NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, lawful money of the United States, receipt of which is hereby acknowledged by mPhase, and the mutual covenants and agreement hereinafter set forth and other valuable consideration, the parties agree as follows:

The representations contained in the "Whereas" clauses are deemed to be incorporated in and made an integral part of this Loan Agreement.

Janifast hereby agrees to borrow the sum of $64,000 from mPhase at an interest rate of twelve (12%) percent per annum with interest to be paid semi-annually for a period of one year in accordance with the terms and conditions of a promissory note attached as Exhibit A to this Agreement, said loan transaction to be effective as of June 19, 1997.

As consideration for the $64,000 loan advance, Janifast hereby agrees to pay all relevant costs and expenses required to close the loan transaction, including legal fees and such other costs as would be normal in such transactions.

As additional consideration for the $64,000 bridge loan, the officers of the Company hereby authorize at the request of mPhase, to convert said loan into shares of Janifast equal to at least four point four percent (4.4%) of the total issued and outstanding shares of the Company subsequent to its merger with a public company, said shares to be Rule 144 restricted shares and the certificates representing said shares to bear and appropriate Rule 144 restrictive legend, and prior to any Rule 504 offering or other public offering.

Janifast further agrees that, without cost to the lender, it will register the first thirty (30%) percent of the shares to which the $64,000 loan may be converted or make arrangements with other Janifast shareholders to exchange thirty (30%) of the shares into which the loan may be converted with free trading shares. The holding period of the remaining seventy (70%) percent of the shares into which the loan may be converted shall be deemed to have started with the date of this Agreement.

All notices due under this Agreement shall be in writing and be addressed to the parties at the addresses set forth at the head of this Agreement. The form of notice that will be deemed effective will be personal delivery, certified mail, return receipt requested and facsimile transmission showing a confirmed receipt by the person to whom the notice is addressed.

This loan Agreement will be governed by the laws of the state of Delaware. The parties further agree that the venue for any legal action taken to enforce this Agreement shall be either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day, month and year first set forth above.


WITNESSETH:                                      JANIFAST HOLDINGS, LTD
As Borrower



Robert H. Jaffe                                  Kin Chung Chau
Secretary                                        President

mPHASE TECHNOLOGIES, INC.
As Lender




Gustave Dotoli
Chief Operating Officer

PROMISSORY NOTE

$64,000
JUNE 19, 1997


FOR VALUE RECEIVED, the undersigned, JANIFAST HOLDINGS, LTD., a Delaware Corporation, hereinafter sometimes referred to as "Janifast" or "the Maker", promises to pay to the order of mPhase Technologies Inc, hereinafter sometimes referred to as "mPhase" or "the Holder", at the offices of Janifast Holdings, Ltd., located at 587 Connecticut Avenue, Norwalk, CT 06854, the principal sum of Sixty Four Thousand Dollars ($64,000), together with interest on the unpaid principal amount at the rate of twelve percent (12%) per annum, said payments to be made in accordance with the provisions of this promissory note, hereinafter referred to as "the Note", with the final maturity date for any unpaid principal or accrued interest to be June 19, 1998, one year from the date of the execution of this Note by the Maker.

Payment Provisions: Payments of interest only on the Sixty-four Thousand Dollars ($64,000) principal amount of this Note shall be required on the nineteenth day of December, 1997 and each six-month period thereafter until the maturity date.

Default Provisions: If any of the following events ("Events of Default") shall occur, all amounts of principal unpaid on the Note, as well as unpaid accrued interest, shall be deemed to be immediately due and payable, unless cured within seven (7) days written notice in accordance with the notice provisions made part of this Note. In the event of default, mPhase may, at his option, pursue any of the remedies provided for in this Note or by law and by statute or any guaranty agreement. The reliance of the Holder upon any single remedy would not prevent it from using or invoking any remaining remedies provided by law or statute or any agreement of guaranty relating to this Note. The Events of Default are as follows:

If Janifast shall fail to pay when due any required payment of principal, or interest provided for in this Note for more than fifteen (15) days after the due date of same;

If Janifast fails to diligently preserve its corporate existence or other corporate rights granted to it in the State of Delaware by the failure to timely file state tax returns, annual reports or other required documents; or

If Janifast should be adjudicated by a court of comparative jurisdiction to be bankrupt, insolvent, or placed in receivership, or should proceedings be instituted by or against the maker for bankruptcy, insolvency, receivership, or assignment for the benefit of creditors.

Promissory Note     June 19, 1997


Notice of Opportunity to Cure Default: In the event any payment of principal or interest required by this Note is not timely paid in accordance with its payment provisions, or Janifast fails to diligently preserve its corporate existence or corporate rights granted to it by the State of Delaware and after written notice of one or more of these Events of Default in accordance with the notice provisions of this Note is given to the Maker and such Event or Events of Default, as the case may be, is not cured within seven (7) days of such notice, then an in that event, the entire principal and all accumulated interest shall become immediately due and payable and mPhase shall be entitled to pursue all remedies provided by this Note by law, statute, or any guaranty agreement relating to this note.

General Provisions:

If any Event of Default is not cured after notice to Janifast as provided in this Note and this Note is given to an attorney who files suit to collect on same, the Maker agrees to pay, in addition to any unpaid principal and accrued interest, reasonable attorney's fees and costs.

This Note is deemed to have been executed in the State of Connecticut and shall be governed, construed and enforced in accordance with the laws of the State of Connecticut. In the event of suit to enforce the Note, mPhase may, at his option, bring suit in either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District. The Maker hereby consents to such jurisdiction and venue and waives its right to trial by jury.

Janifast may not prepay the principal amount of this Note without first requesting and obtaining written approval of the Holder and/or its authorized representative.

This Note is being issued pursuant to a loan agreement entered into on even date by and between Janifast and mPhase providing in part for the right of the holder to convert a $64,000 principal amount of this loan into shares of common stock equal to four point four percent (4.4%) of the number of shares of the Maker to be issued and outstanding after a proposed merger with a public company whose stock is presently trading on the NASDAQ OTC Bulletin Board.

Promissory Note     June 19, 1997


Notice Provisions: Any notices required by this Note shall be served by Certified or Registered mail, postage prepaid, addressed to the addresses listed below:

To the Maker at:    Janifast Holdings, Ltd
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Kin Chung Chau
President

To the Holder at:   mPhase Technologies Inc
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Gustave T. Dotoli
Chief Operating Officer

IN WITNESS WHEREOF, the undersigned persons, being duly authorized to do so pursuant to the certificate of incorporation any bylaws of Janifast Holdings, Ltd., a Delaware Corporation, have executed this Note in the corporate capacities stated below on this nineteenth day of June, 1997.

ATTEST:   JANIFAST HOLDINGS, LTD





Robert H. Jaffe, Secretary    Kin Chung Chau, President

LOAN AGREEMENT


This Loan Agreement is made as of May 5, 1997 by and between Janifast Holdings, Ltd., hereinafter sometimes referred to as "Janifast" or "the Company", as Borrower, with offices located at 587 Connecticut Avenue, Norwalk, CT 06854 and mPhase Technologies Inc as Lender, hereinafter sometimes referred to as "mPhase", with an office and mailing address located at 587 Connecticut
Avenue, Norwalk, CT 06854.

WHEREAS, mPhase has agreed to advance the sum of $50,000 as a one year bridge loan represented by a negotiable promissory note payable by Janifast, in accordance with the terms and conditions of this loan agreement and a promissory note, a copy of which is attached as "Exhibit A" to this Agreement;

WHEREAS, the Board of Directors of Janifast has authorized the officers of the Company to enter into this Loan Agreement, borrow the sum of $50,000 and to pay the consideration for this loan transaction that is detailed in this Loan Agreement;

WHEREAS, Janifast has made preliminary arrangements to merge with a public company whose shares are now trading on the NASDAQ OTC Bulletin Board;

WHEREAS, it is anticipated that, upon completion of the merger with the existing public company, the total issued and outstanding shares of Janifast is anticipated to be approximately 5,300,000.

NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, lawful money of the United States, receipt of which is hereby acknowledged by mPhase, and the mutual covenants and agreement hereinafter set forth and other valuable consideration, the parties agree as follows:

The representations contained in the "Whereas" clauses are deemed to be incorporated in and made an integral part of this Loan Agreement.

Janifast hereby agrees to borrow the sum of $50,000 from mPhase at an interest rate of twelve (12%) percent per annum with interest to be paid semi-annually for a period of one year in accordance with the terms and conditions of a promissory note attached as Exhibit A to this Agreement, said loan transaction to be effective as of May 5, 1997.

As consideration for the $50,000 loan advance, Janifast hereby agrees to pay all relevant costs and expenses required to close the loan transaction, including legal fees and such other costs as would be normal in such transactions.

As additional consideration for the $50,000 bridge loan, the officers of the Company hereby authorize at the request of mPhase, to convert said loan into shares of Janifast equal to at least three point four three seven five percent (3.4375%) of the total issued and outstanding shares of the Company subsequent to its merger with a public company, said shares to be Rule 144 restricted shares and the certificates representing said shares to bear and appropriate Rule 144 restrictive legend, and prior to any Rule 504 offering or other public offering.
Janifast further agrees that, without cost to the lender, it will register the first thirty (30%) percent of the shares to which the $50,000 loan may be converted or make arrangements with other Janifast shareholders to exchange thirty (30%) of the shares into which the loan may be converted with free trading shares. The holding period of the remaining seventy (70%) percent of the shares into which the loan may be converted shall be deemed to have started with the date of this Agreement.

All notices due under this Agreement shall be in writing and be addressed to the parties at the addresses set forth at the head of this Agreement. The form of notice that will be deemed effective will be personal delivery, certified mail, return receipt requested and facsimile transmission showing a confirmed receipt by the person to whom the notice is addressed.

This loan Agreement will be governed by the laws of the state of Delaware. The parties further agree that the venue for any legal action taken to enforce this Agreement shall be either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day, month and year first set forth above.


WITNESSETH:    JANIFAST HOLDINGS, LTD
As Borrower



Robert H. Jaffe     Kin Chung Chau
Secretary President

mPHASE TECHNOLOGIES, INC.
As Lender




Gustave Dotoli
Chief Operating Officer

PROMISSORY NOTE

$50,000
MAY 5, 1997


FOR VALUE RECEIVED, the undersigned, JANIFAST HOLDINGS, LTD., a Delaware Corporation, hereinafter sometimes referred to as "Janifast" or "the Maker", promises to pay to the order of mPhase Technologies Inc, hereinafter sometimes referred to as "mPhase" or "the Holder", at the offices of Janifast Holdings, Ltd., located at 587 Connecticut Avenue, Norwalk, CT 06854, the principal sum of Fifty Thousand Dollars ($50,000), together with interest on the unpaid principal amount at the rate of twelve percent (12%) per annum, said payments to be made in accordance with the provisions of this promissory note, hereinafter referred to as "the Note", with the final maturity date for any unpaid principal or accrued interest to be May 5, 1998, one year from the date of the execution of this Note by the Maker.

Payment Provisions: Payments of interest only on the Fifty Thousand Dollars ($50,000) principal amount of this Note shall be required on the fifth day of November, 1997 and each six-month period thereafter until the maturity date.

Default Provisions: If any of the following events ("Events of Default") shall occur, all amounts of principal unpaid on the Note, as well as unpaid accrued interest, shall be deemed to be immediately due and payable, unless cured within seven (7) days written notice in accordance with the notice provisions made part of this Note. In the event of default, mPhase may, at his option, pursue any of the remedies provided for in this Note or by law and by statute or any guaranty agreement. The reliance of the Holder upon any single remedy would not prevent it from using or invoking any remaining remedies provided by law or statute or any agreement of guaranty relating to this Note. The Events of Default are as follows:

If Janifast shall fail to pay when due any required payment of principal, or interest provided for in this Note for more than fifteen (15) days after the due date of same;

If Janifast fails to diligently preserve its corporate existence or other corporate rights granted to it in the State of Delaware by the failure to timely file state tax returns, annual reports or other required documents; or

If Janifast should be adjudicated by a court of comparative jurisdiction to be bankrupt, insolvent, or placed in receivership, or should proceedings be instituted by or against the maker for bankruptcy, insolvency, receivership, or assignment for the benefit of creditors.

Promissory Note     May 5, 1997


Notice of Opportunity to Cure Default: In the event any payment of principal or interest required by this Note is not timely paid in accordance with its payment provisions, or Janifast fails to diligently preserve its corporate existence or corporate rights granted to it by the State of Delaware and after written notice of one or more of these Events of Default in accordance with the notice provisions of this Note is given to the Maker and such Event or Events of Default, as the case may be, is not cured within seven (7) days of such notice, then an in that event, the entire principal and all accumulated interest shall become immediately due and payable and mPhase shall be entitled to pursue all remedies provided by this Note by law, statute, or any guaranty agreement relating to this note.

General Provisions:

If any Event of Default is not cured after notice to Janifast as provided in this Note and this Note is given to an attorney who files suit to collect on same, the Maker agrees to pay, in addition to any unpaid principal and accrued interest, reasonable attorney's fees and costs.

This Note is deemed to have been executed in the State of Connecticut and shall be governed, construed and enforced in accordance with the laws of the State of Connecticut. In the event of suit to enforce the Note, mPhase may, at his option, bring suit in either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District. The Maker hereby consents to such jurisdiction and venue and waives its right to trial by jury.

Janifast may not prepay the principal amount of this Note without first requesting and obtaining written approval of the Holder and/or its authorized representative.

This Note is being issued pursuant to a loan agreement entered into on even date by and between Janifast and mPhase providing in part for the right of the holder to convert a $50,000 principal amount of this loan into shares of common stock equal to three point four three five percent (3.4375%) of the number of shares of the Maker to be issued and outstanding after a proposed merger with a public company whose stock is presently trading on the NASDAQ OTC Bulletin Board.

Promissory Note     May 5, 1997



Notice Provisions: Any notices required by this Note shall be served by Certified or Registered mail, postage prepaid, addressed to the addresses listed below:

To the Maker at:    Janifast Holdings, Ltd
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Kin Chung Chau
President

To the Holder at:   mPhase Technologies Inc
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Gustave T. Dotoli
Chief Operating Officer

IN WITNESS WHEREOF, the undersigned persons, being duly authorized to do so pursuant to the certificate of incorporation any bylaws of Janifast Holdings, Ltd., a Delaware Corporation, have executed this Note in the corporate capacities stated below on this fifth day of May, 1997.

ATTEST:   JANIFAST HOLDINGS, LTD





Robert H. Jaffe, Secretary    Kin Chung Chau, President

LOAN AGREEMENT


This Loan Agreement is made as of April 10, 1997 by and between Janifast Holdings, Ltd., hereinafter sometimes referred to as "Janifast" or "the Company", as Borrower, with offices located at 587 Connecticut Avenue, Norwalk, CT 06854 and mPhase Technologies Inc as Lender, hereinafter sometimes referred to as "mPhase", with an office and mailing address located at 587 Connecticut Avenue, Norwalk, CT 06854.

WHEREAS, mPhase has agreed to advance the sum of $50,000 as a one year bridge loan represented by a negotiable promissory note payable by Janifast, in accordance with the terms and conditions of this loan agreement and a promissory note, a copy of which is attached as "Exhibit A" to this Agreement;

WHEREAS, the Board of Directors of Janifast has authorized the officers of the Company to enter into this Loan Agreement, borrow the sum of $50,000 and to pay the consideration for this loan transaction that is detailed in this Loan Agreement;

WHEREAS, Janifast has made preliminary arrangements to merge with a public company whose shares are now trading on the NASDAQ OTC Bulletin Board;

WHEREAS, it is anticipated that, upon completion of the merger with the existing public company, the total issued and outstanding shares of Janifast is anticipated to be approximately 5,300,000.

NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, lawful money of the United States, receipt of which is hereby acknowledged by mPhase, and the mutual covenants and agreement hereinafter set forth and other valuable consideration, the parties agree as follows:

The representations contained in the "Whereas" clauses are deemed to be incorporated in and made an integral part of this Loan Agreement.

Janifast hereby agrees to borrow the sum of $50,000 from mPhase at an interest rate of twelve (12%) percent per annum with interest to be paid semi-annually for a period of one year in accordance with the terms and conditions of a promissory note attached as Exhibit A to this Agreement, said loan transaction to be effective as of April 10, 1997.

As consideration for the $50,000 loan advance, Janifast hereby agrees to pay all relevant costs and expenses required to close the loan transaction, including legal fees and such other costs as would be normal in such transactions.

As additional consideration for the $50,000 bridge loan, the officers of the Company hereby authorize at the request of mPhase, to convert said loan into shares of Janifast equal to at least three point four three seven five percent (3.4375%) of the total issued and outstanding shares of the Company subsequent to its merger with a public company, said shares to be Rule 144 restricted shares and the certificates representing said shares to bear and appropriate Rule 144 restrictive legend, and prior to any Rule 504 offering or other public offering.

Janifast further agrees that, without cost to the lender, it will register the first thirty (30%) percent of the shares to which the $50,000 loan may be converted or make arrangements with other Janifast shareholders to exchange thirty (30%) of the shares into which the loan may be converted with free trading shares. The holding period of the remaining seventy (70%) percent of the shares into which the loan may be converted shall be deemed to have started with the date of this Agreement.

All notices due under this Agreement shall be in writing and be addressed to the parties at the addresses set forth at the head of this Agreement. The form of notice that will be deemed effective will be personal delivery, certified mail, return receipt requested and facsimile transmission showing a confirmed receipt by the person to whom the notice is addressed.

This loan Agreement will be governed by the laws of the state of Delaware.
The parties further agree that the venue for any legal action taken to enforce this Agreement shall be either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the day, month and year first set forth above.


WITNESSETH:    JANIFAST HOLDINGS, LTD
As Borrower



Robert H. Jaffe     Kin Chung Chau
Secretary President

mPHASE TECHNOLOGIES, INC.
As Lender


Gustave Dotoli
Chief Operating
PROMISSORY NOTE

$50,000
APRIL 10, 1997


FOR VALUE RECEIVED, the undersigned, JANIFAST HOLDINGS, LTD., a Delaware Corporation, hereinafter sometimes referred to as "Janifast" or "the Maker", promises to pay to the order of mPhase Technologies Inc, hereinafter sometimes referred to as "mPhase" or "the Holder", at the offices of Janifast Holdings, Ltd., located at 587 Connecticut Avenue, Norwalk, CT 06854, the principal sum of Fifty Thousand Dollars ($50,000), together with interest on the unpaid principal amount at the rate of twelve percent (12%) per annum, said payments to be made in accordance with the provisions of this promissory note, hereinafter referred to as "the Note", with the final maturity date for any unpaid principal or accrued interest to be April 10, 1998, one year from the date of the execution of this Note by the Maker.

Payment Provisions: Payments of interest only on the Fifty Thousand
Dollars ($50,000) principal amount of this Note shall be required on the tenth day of October, 1997 and each six-month period thereafter until the maturity date.

Default Provisions: If any of the following events ("Events of Default") shall occur, all amounts of principal unpaid on the Note, as well as unpaid accrued interest, shall be deemed to be immediately due and payable, unless cured within seven (7) days written notice in accordance with the notice provisions made part of this Note. In the event of default, mPhase may, at his option, pursue any of the remedies provided for in this Note or by law and by statute or any guaranty agreement. The reliance of the Holder upon any single remedy would not prevent it from using or invoking any remaining remedies provided by law or statute or any agreement of guaranty relating to this Note. The Events of Default are as follows:

If Janifast shall fail to pay when due any required payment of principal, or interest provided for in this Note for more than fifteen (15) days after the due date of same;

If Janifast fails to diligently preserve its corporate existence or other corporate rights granted to it in the State of Delaware by the failure to timely file state tax returns, annual reports or other required documents; or

If Janifast should be adjudicated by a court of comparative jurisdiction to be bankrupt, insolvent, or placed in receivership, or should proceedings be instituted by or against the maker for bankruptcy, insolvency, receivership, or assignment for the benefit of creditors.

Promissory Note     April 10, 1997


Notice of Opportunity to Cure Default: In the event any payment of principal or interest required by this Note is not timely paid in accordance with its payment provisions, or Janifast fails to diligently preserve its corporate existence or corporate rights granted to it by the State of Delaware and after written notice of one or more of these Events of Default in accordance with the notice provisions of this Note is given to the Maker and such Event or Events of Default, as the case may be, is not cured within seven
(7) days of such notice, then an in that event, the entire principal and all accumulated interest shall become immediately due and payable and mPhase shall be entitled to pursue all remedies provided by this Note by law, statute, or any guaranty agreement relating to this note.

General Provisions:

If any Event of Default is not cured after notice to Janifast as provided in this Note and this Note is given to an attorney who files suit to collect on same, the Maker agrees to pay, in addition to any unpaid principal and accrued interest, reasonable attorney's fees and costs.

This Note is deemed to have been executed in the State of Connecticut and shall be governed, construed and enforced in accordance with the laws of the State of Connecticut. In the event of suit to enforce the Note, mPhase may, at his option, bring suit in either the United States District Court for the District of Connecticut, Stamford Division or the Superior Court of Connecticut, Stamford/Norwalk Judicial District. The Maker hereby consents to such jurisdiction and venue and waives its right to trial by jury.

Janifast may not prepay the principal amount of this Note without first requesting and obtaining written approval of the Holder and/or its authorized representative.

This Note is being issued pursuant to a loan agreement entered into on even date by and between Janifast and mPhase providing in part for the right of the holder to convert a $50,000 principal amount of this loan into shares of common stock equal to three point four three seven five percent (3.4375%) of the number of shares of the Maker to be issued and outstanding after a proposed merger with a public company whose stock is presently trading on the NASDAQ OTC Bulletin Board.

Promissory Note     April 10, 1997

Notice Provisions: Any notices required by this Note shall be served by Certified or Registered mail, postage prepaid, addressed to the addresses listed below:

To the Maker at:    Janifast Holdings, Ltd
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Kin Chung Chau
President

To the Holder at:   mPhase Technologies Inc
587 Connecticut Avenue
Norwalk, CT 06854
Attention:     Gustave T. Dotoli
Chief Operating Officer


IN WITNESS WHEREOF, the undersigned persons, being duly authorized to do so pursuant to the certificate of incorporation any bylaws of Janifast Holdings, Ltd., a Delaware Corporation, have executed this Note in the corporate capacities stated below on this tenth day of April, 1997.

ATTEST:   JANIFAST HOLDINGS, LTD





Robert H. Jaffe, Secretary    Kin Chung Chau, President

     AGREEMENT

AGREEMENT made and entered into as of April 30, 1997 by and between mPhase Technologies, Inc., a Delaware corporation with its principal offices at 587 Connecticut Avenue Norwalk, Connecticut 06854-1789 (hereinafter referred to as "mPhase")and Global Music & Media, Inc.Tennessee corporation with its principal offices at 1024-C 18th Avenue South, Nashvi1le Tennessee 37212 (hereinafter referred to as "GLOBAL").

WHEREAS, mPhase owns, controls, and/or is in a position to facilitate various proprietary patents, designs, information, copyrights, and other pertinent technology necessary to bring about the delivery of television programming, internet content, health care data transfer, hospitality services, video conferencing, long distance telephone service, remote banking and remote airline reservations, across existing anlog telephone lines, for commercial uses(hereinafter referred to as the "Technology"); and

WHEREAS, GLOBAL has extensive contacts, experience, and knowledge in the television and music fields, as well as the internet, which has allowed it to acquire the rights to distribute programming originated by a number of programming services (hereinafter referred to as the "Programming"); and

WHEREAS, mPhase and GLOBAL have, by Agreement dated April 9, 1997, agreed to jointly form a corporation which shall become the vehicle through which the parties will market the Technology in conjunction with the Programming, in accordance with the terms and conditions hereinafter set forth (hereinafter referred to as the "Venture");

THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, receipt and sufficiency of which are acknowledged, the parties hereby agree as follows:

     1.  TECHNOLOGY

The Technology which is the subject of this Agreement consists of a series of propietary patents, designs, and other pertinent technology with respect to noise filtering and digital compression of date which has been developed and is owned and controlled solely by Michrophase Corporation, and which has been licensed on an exclusive basis to mPhase for unrestricted exploitation throughout the world. The Technology will allow the compression and delivery of television programming, as well as voice, date and other digital services, across existing twister-pair copper, analog telephone lines. The Technology will be utilized by mPhase to develop a digital set-up device and/or computer-resident subscriber presence board which will receive the Programming and other services, as packaged and distributed by the Venture, for use in conjunction with traditional television sets and/or computers (such device hereinafter referred to as the "Network Interface").

Nothing contained in this Agreement shall be construed by the parties or by any third parties to grant to the Venture or the Corporation any rights whatsoever with respect to any military technology or application developed by MicroPhase, mPhase, or any of the corporate affiliates of either, from pursuing the sale or licensing of any military technology or application to any party at any time.

     2.  PROGRAMMING

The Programming which is the subject of this Agreement shall consist of a package containing a number of satellite- and/or fiber line-delivered television programming services, commonly referred to in the trade as "cable networks", as well as independent and network-affiliate broadcast stations, all of which are currently available via alternative means of access and distribution.
     3. MARKETING & DISTRIBUTION

The Technology and the Programming, as well as other ancillary services to be developed by the Venture, will be packaged, marketed, and distributed by the Venture under the tradename "COMPLETE TV"(subject to trademark clearance), as more fully described in this Agreement.

     4. STARTUP OBLIGATIONS OF mPHASE

mPhase will utilize the Technology to design and manufacture the Network Interface, for retail sale by the Venture to its subscribers, for the exploitation of the Programming and other services as contemplated herein, and will obtain all necessary licenses required for such use of the Technology by the Venture.

mPhase will initially make all necessary arrangements for switching and delivery via fiber optic lines of the Programming from the "Complete TV" headend to telco central offices, as required for ultimate delivery to consumers who subscribe to the Complete TV service. The parties acknowledge that mPhase has the potential to bring to the Venture a corporate customer with a subscriber base which is anticipated to reach 20,000 homes by year-end 1997.

     5.  STARTUP OBLIGATIONS OF GLOBAL

GLOBAL will arrange and secure a lineup of Programming designed to most effectively market the Complete TV service, and will enter into affiliation agreements with the requisite programming services and broadcasters to acquire the rights to distribute the Programming. GLOBAL will, in consultation with mPhase, further make arrangements for the joint development of user intrface software for use by subscribers in connection with the Network Interface as a means of navigating the "Complete TV" service.

GLOBAL, will, in consultation with mPhase, make arrangements for the reception, decoding, and digitization of the Programming, as well as its delivery via fiber optic lines to the appropriate telco central offices and switching locations.

GLOBAL will, subject to the prior approval of mPhase, identify and develop a marketing and distribution plan and budget for the Complete TV service which takes into account all potential sources of revenue in light of current market conditions.

     6.  CORPORATE STRUCTURE

mPhase and GLOBAL hereby agree to form a new corporation, tentatively named Complete Telecommunications, Inc., for the sole purpose of pursuing the Venture contemplated in this Agreement (hereinafter referred to as the "Corporation"). The Corporation will be organized under the laws of the State of Delaware with its principal offices initially located at GLOBAL's address. Fifty Percent (50%) of the original capital stock of theCorporation shall be issued to mPhase or its designees or affiliates, and Fifty Percent (50%) of the original capital stock of the Corporation shall be issued to GLOBAL or its designees or affiliates.

The Board of Directors of the Corporation shall have a total of six (6) members, three (3) Directors will be elected by each of mPhase and GLOBAL. The parties acknowledge that mPhase and/or its affiliates have entered into certain agreements with DeKalb Telephone Cooperative, Inc. For the provision of services to the Venture, and it is agreed that the General Manager of that entity will be offered a position as an advisory member of the Corporations Board of Directors.

The parties will, as soon as practicable, enter into a Shareholders' Agreement, in form and substance consistent with the purposes of the Venture and containing customary restrictions on the sale, transfer, encumbrance, or other disposition of shares of the Corporation consistent with the nature of the business and the objectives of the parties.

     7.  OPERATIONAL STRUCTURE

The Chief Executive Officer of the Corporation shall be shall be responsible for the day-to-day operation of the Venture. The Board of Directors of the Corporation shall have full and complete authority to appoint the additional principal officers of the Corporation and to remove any officers of the Corporation in its sole discretion.

The Chief Executive Officer shall develop and present to the Board of Directors for its approval, on or before June 15, 1997, a comprehensive business plan for the Corporation. Except to the extent inconsistent with the terms of this Agreement, said business plan will incorporate the terms of the April 9, 1997 Agreement between the parties and the April 25, 1997, Global Telekom White Paper, each of which is attached hereto and hereby incorporated herein by this reference.

The parties acknowledge that the network controller and the Network Interface devices which are to be sold to the end user by the Corporation are to be purchased by the Corporation from mPhase, that certain expenses incurred by the parties in the course of the start-up and formation of the Venture and the Corporation will be reimbursed by the Corporation after its organization, and that in the future certain fees will be paid to both parties from the revenues of the Corporation as compensation for services and facilities provided to the Corporation on an ongoing basis. The aforementioned business plan which is to be presented to the Board of Directors by the Chief Executive Officer will address all such issues to the extent they can be identified at the time.

     8.  FINANCING

It is the intention of both GLOBAL and mPhase to work together, utilizing financial resources and introductions to be provided by GLOBAL, to assist the Venture in securing adequate short term and long term financing for the application and deployment of the Technology and the distribution of the Programming.

The parties acknowledge that both of them have certain financial resources which would enable them to secure a certain level of initial debt and/or equity funding for the Venture, under terms acceptable to both parties, within approximately thirty to forty five days following execution of this Agreement, and that a certain level of initial financing will be required in order to allow the Venture to proceed with the deployment and actuation of the Technology and the distribution of the Programming, as described in this Agreement, in a timely manner.

It is understood that the financing efforts on behalf of the Venture pursued by GLOBAL and mPhase will be designed to acquire a short term investment in the amount of $3,000,000 to $5,000,000, and that such efforts will be undertaken immediately and on a best efforts basis. The parties acknowledge that the equity allocations with respect to the Corporation set forth in this Agreement will be applicable only in the event that the short term funding for the Venture is consummated in a timely manner, and is facilitated through associates and/or resources related to GLOBAL. Accordingly, the parties have agreed that in the event that edequate short term financing has not ben secured by GLOBAL, in a manner consistent with the foregoing, within a period of ninety days following the approval of the business plan referenced above, mPhase shall have the right to pursue and consummate other financing alternatives without any obligation to preserve the agreed-upon equity position of GLOBAL. Both parties agree to negotiate in good faith to achieve the funding objectives.

     9.  OWNERSHIP AND EXPLOITATION

The Corporation will have the sole and exclusive right, for a period of ninety nine (99) years, throughout the world and in all media and markets, to market, distribute, sell, advertise, and promote the Network Interface, as well as television programming and other services offered under the Complete TV tradename, including without limitation all elements and derivative products thereof. Provided, however, nothing contained herein will be interpreted to prohibit mPhase from licensing or selling any or all portions of the Technology to third parties for the manufacture by such parties of devices or systems similar to those utilized in the Network Interface. It is further agreed that all rights in and to the Complete TV tradename and trademark, and in and to all other marks, designs, or logos which may be used to identify or in conjunction with the Complete TV service, shall for all purposes and for all times be the sole and exclusive property of the Corporation.

     10.  WARRANTIES

Each party to this Agreement hereby warrants and represents to the other that it has the full and unconditional right and authority to enter into, perform, and be bound by all the terms of this Agreement and to grant to the other party all of the rights herein granted to said party, without the necessity of said party obtaining any rights or paying any monies other than as provided herein. Each party to this Agreement further warrants and represents that there is no conract, understanding, or pending or contemplated action (other than as specifically disclosed in writing by mPhase to GLOBAL) which will in any way interfere with or adversely affect any of the rights granted under this Agreement, that all elements and materials furnished by such party in connection with the Agreement will be free and clear of all liens and encumbrances, and, to the best of its knowledge, will not violate the private, civil, or property rights, intellectual property rights, or any other right of any person or entity whatsoever. mPhase and GLOBAL each hereby agree to defend, indemnify, and hold harmless the other from all claims actions, damages, losses, liabilities, and expenses (including, without limitation, attorneys? fees) in any way directly or indirectly arising or resulting from the acts or omissions of the indemnifying party or the breach by the indemnifying party of any of the warranties, representations, terms, or conditions contained in this Agreement.

Each party shall promptly notify the other in writing of any claim or action as to which indemnification might be required hereunder. The party entitled to indemnification with respect to any claim or action hereunder shall have the right, at its own cost and expense, to participate in the defense thereof with councel of its choice.

     11.  NOTICES

All notices and correspondence to be given pursuant to this Agreement shall be sent to the aprties at the following respective addresses:

If to mPhase:                      If to GLOBAL:

Ronald A. Durando                  Stephen A. French
mPhase Technologies, Inc.          Global Music & Media, Inc.
587 Connecticut Avenue             1024-C Eighteenth Avenue South
Norwalk, Connecticut 06854-1789    Nashville, Tennessee   37212

     12.  TERM

The term of this Agreement shall commence on the execution of this Agreement and shall continue until the expiration of the rights granted pursuant to this Agreement (and thereafter as to all warranties and representations, which shall survive the termination of this Agreement). Either party hereto shall be entitled to terminate this Agreement by giving written notice to the other party upon the occurrence of any of the following events; (a) the other party shall have failed, within thirty (30) days after receiving written notice of the same, to remedy any breach by it of any provision of this Agreement or any warranty or representation made by it hereunder: (b) the other party shall go into bankruptcy, liquidation or receivership, make any arrangement for the benefit of creditors, or a receiver or other custodian of any kind of its business or any part thereof shall be appointed. All the ten-existing rights of the non-breaching party shall survive such termination.

     13.  CORPORATE AUTHORITY

GLOBAL and mPhase each warrant and represent that it is duly incorporated and in good standing, with the power and authority to execute, deliver, perform, and be bound by all of the terms of this Agreement.

     14.  RELATIONSHIP OF THE PARTIES

Nothing in this Agreement shall, as between GLOBAL and mPhase, be construed to create (and neither party shall make any representation to the contrary) a partnership, joint venture, or any relationship other than that of independent contractors.

     15.  MISCELLANEOUS

  (a) No failure or delay on the part of either party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof nor preclude any other or further exercise thereof or the exercise of any other right, power, or remedy hereunder, the remedies herein provided for shall be cumulative, and not exclusive of any other remedies provided for at law or in equity.

  (b) If either party is ordered by any court or by other legal process to make any payment, which is due hereunder to the other, to some other party, payment by such party in accordance with suchlegal process shall discharge said party's obligation to the other to the extent thereof.

  (c) This Agreement, including any exhibits, schedules, or attachments hereto referred to herein or delivered pursuant hereto, all of which form a part hereof, contain the entire understanding of the parties with respect to the matters set out herein, merging and superseding all prior and contemporaneous agreements and understandings between the parties with respect to such matters. This Agreement may be amended or supplemented only by a written instrument duly executed by both parties or their respective heirs, successors, assigns, or legal representatives.

  (d) Any provision of this Agreement which is ruled unnforceable in any jurisdiction shall, as such jurisdiction, be ineffective to such extent, but shall not render invalid or unenforceable the remaining provisions in that jurisdiction or any provisions in any other jurisdiction.  This Agreement shall be governed by, construed in accordance with, and enforceable under the laws of the State of Delaware as a contract entered into and to be fully performed therein.  The parties hereby agree that the U.S. District Court for the District of Delaware (or, in the absence of jurisdiction or venue in said
court, the appropriate state courts sitting in Wilmington, Delaware) shall have exclusive jurisdiction of any and all litigation arising hereunder, and the prevailing party in any such litigation shall be entitled to recover its costs and attorneys' fees incurred in connection therewith.

  (e) Neither this Agreement nor any of th rights or obligations of any party hereunder may be assigned or delegated without the prior written consent of the other party hereto.

  (f) The captions used in this Agreement are solely for the convenience of the parties, and in all events the language of the body of this Agreement shall control.

  (g) This Agreement shall not be deemed effective until executed by both parties hereto.

The parties hereto have caused this Agreement to be executed by their duly authorized respective representatives as of the date first above written.


mPhase Technologies, Inc.               Global Music & Media, Inc.

By:                                     By:


Title:                                  Title:


Witness:                                Witness:

                   GLOBAL MUSIC & MEDIA, INC.
       "A MultiFacedted, MultiNational, MultiMedia Group"
Scarritt Place South * 1024-C Eighteenth Avenue South * Nashville, TN
                             37212
             Telephone & Voice Mail: (615)327-4235
                    Facsimile: (615)327-4236

April 9, 1997

Mr. Ronald A. Durando
President
Mphase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1789

Dear Ron:

The purpose of this letter is to evidence the mutual intention of Global Music & Media, Inc. And Mphase Technologies, Inc., to enter into an arrangement whereby our jointly-owned subsidiary Global Telecom, Inc. Will provide certain services with respect to the exploitation of certain technologies owned by Mphase, as generally described in the April 9, 1997, Memorandum from Stephen
A. French to Hal Willis, Jerry Gardner, and Tom Murphy. The parties acknowledge the existence of agreements between the DeKalb Telephone Cooperative and affiliated companies of each party, and acknowledge that the consent of DeKalb may be required for the consummation of the transactions contemplated herein.

The parties agree to use their best efforts to execute a formal agreement memorializing their relationship, to the best of their ability in light of current circumstances, on or before April 30, 1997. The contents of this letter and the existence of our relationship will remain confidential, except with respect to representatives or employees of the respective parties and as otherwise agreed by both parties.

If the foregoing meets with your approval, please express your consent by your signature in the space provided below and on the enclosed copy of this letter.

Very truly yours,

MPHASE TECHNOLOGIES, INC.          GLOBAL MUSIC & MEDIA, INC.

By                                 By
  Ronald A. Durando              Hal L. Willis
  President                           Chairman, Managing Director

Witness                            Witness
mPHASE LICENSE AGREEMENT

This Agreement is made effective this 27th day of October, 1997 among mPhase Technologies, Inc. a Delaware Corporation, having a place of business at 587 Connecticut Avenue, Norwalk, CT 06854-0960 (referred to as "mPhase"), Complete Telecommunications, Inc., a Delaware Corporation, having a place of business at 1024-C 18th Avenue South, Nashville, TN 37212 (referred to as "CTI"), and Global Music & Media, Inc. a Tennessee Corporation, having a place of business at 1024-C 18th Avenue South, Nashville, TN 37212 (referred to as "Global"); (mPhase, CTI and Global being collectively referred to as the Parties).
 WHEREAS, mPHASE and GLOBAL have entered into a Joint Venture Agreement dated April 30, 1997 for the purpose of establishing a digital subscriber line service business to supply packaged TV programming and Internet related services under the trademark COMPLETE TV over existing twisted-pair copper analog telephone lines using certain mPhase technology (referred to as the Venture Business); WHEREAS, mPhase and Global, in order to implement said Joint Venture Agreement, have established CTI to operate the Venture Business;
WHEREAS, the Parties desire to enter into an additional Agreement to further the purposes of the Joint Venture Agreement; and NOW THEREFORE, the Parties agree as follows:

1.   DEFINITIONS
For the purposes of this Agreement, the following words and phrases shall have the meanings stated below:
(a) "CTI Trademarks" means the Trademark COMPLETE TV, and such other mark or marks as CTI shall establish to identify the services that it provides in the operation of the Venture Business.
(b) "Licensed Products and Services" means systems, components, and software, which use mPhase Technology (as defined herein) for the transmission and reception of TV programming and Internet data; and TV programming, packaged and provided by CTI under the CTI Trademarks, and associated services, all of which being sold or provided in the operation of the Venture Business.
(c) "mPhase Technology" refers to the technology owned or controlled by or licensed to mPhase relating to the design, manufacture and use of systems and software which provide digital video and data communications over copper twisted pair telephone networks on an interactive, bi-directional basis, said systems utilizing a rate adaptive digital subscriber line modem pair to transmit packaged data to a subscriber placed receiver.
(d) "Related Company" means any company controlling, controlled by (either directly or indirectly) or under common control with CTI.
(e) "Territory" means the United States and Canada.
(f) "Field of Use" means that segment of the telecommunications industry in which data, voice and video is transmitted to consumers over wire systems owned and operated by limited areas, local companies, specifically excluding regional systems such as the former Bell system companies and other companies of similar size and distribution area.

2.   GRANT OF LICENSES

(a) mPhase hereby grants to CTI an exclusive license, within the Territory, without the right to grant sublicenses (except as specified below) to utilize mPhase Technology in connection with the marketing and sale of Licensed Products and Services, said license grant being limited to use in the Field of Use. Nothing in this Agreement shall be construed as granting a license for products or services other than those expressly defined as Licensed Products and Services. Nothing in this Agreement shall be construed as restricting the exploitation of mPhase Technology by mPhase for use in the delivery of TV programming and Internet data related services packaged by others outside of the Field of Use.

(b) mPhase hereby grants to CTI the limited right to grant sublicenses to its customers to use software and documentation included in mPhase Technology as may be necessary for the use of the Licensed Products and Services provided by CTI in the course of the Field of Use. Such sublicenses shall be granted only under the terms and conditions of an Agreement approved by mPhase.
(c) Nothing in this Agreement shall be construed as granting a license to CTI under any patent owned or licensed to mPhase covering mPhase Technology. mPhase hereby agrees to refrain from suing CTI based on infringement of the patent rights of mPhase for activities of CTI licensed herein.
d) Nothing in this Agreement shall be construed as restricting CTI's rights to market and sell its packaged TV programming and Internet services, independent of the rights granted herein, except in the event that CTI desires to market such products to customers or potential customers of mPhase, then CTI shall seek the consent of mPhase prior to making contact and shall cooperate with mPhase in the solicitation of such customers.

3.   DISCLOSURE OF mPHASE TECHNOLOGY
(a) Upon the execution of this Agreement and periodically during the term of this Agreement, mPhase shall disclose to CTI such mPhase Technology pertaining to the Licensed Products and Services as mPhase believes is reasonably required to allow CTI to exercise the rights granted herein. Nothing in this Agreement shall be construed as requiring mPhase to disclose information which is subject to restriction by a third party.
(b) mPhase Technology disclosed to CTI in writing hereunder shall be identified by an appropriate legend such as "CONFIDENTIAL" or other similar legend. CTI agrees that any copies of mPhase Technology made by CTI to the extent permitted under this Agreement, shall include said legend.
(c) mPhase will provide CTI with technical assistance reasonably required to permit CTI to utilize the mPhase Technology (i) by use of correspondence to answer system, components, software, and service technical questions, where possible, and (ii) if necessary, by conducting one training session each year during the term of this Agreement. Said training sessions shall be conducted at mPhase, each session to be scheduled on mutually agreeable dates and not to exceed two consecutive weekdays in length. CTI may send up to a total of three employees to each session for the purpose of learning as much of the processes for marketing the Licensed Products and Services as possible. All transportation, meals and other costs of CTI's personnel during such sessions shall be borne entirely by CTI.

4.   FEES

CTI shall pay to mPhase, upon the execution of this Agreement, a non-refundable license fee of $300,000.00 as a down payment on the total license fee of $2,000,000.00, in exchange for 550,000 shares of mPhase Technologies, Inc. common stock with legend.

5.   DISCLAIMER OF WARRANTY
(a) mPhase will not be responsible for, and CTI will indemnify and defend mPhase from and hold mPhase harmless against, all claims for loss, liability, damage or expenses (including, without limitation, reasonable attorneys' fees, court costs and costs of investigation) arising as a result of the actions of CTI in connection with the manufacture marketing, use, sale or warranty (express or implied) by CTI, by a Related Company or by their customers, of the Licensed Products and Services. In no event will mPhase be liable for indirect, special or consequential damages incurred by CTI, a Related Company or third parties in connection with this Agreement or the Licensed Products and Services.
(b) mPhase makes no representation or warranty with respect to information that it discloses to CTI including mPhase Technology disclosed under this Agreement or of CTI's ability to use the same, except to state that, unless otherwise specified in this Agreement at the time of disclosure such information is the current information used in related businesses using mPhase Technology.

6.   IMPROVEMENTS
CTI agrees to disclose to mPhase any improvements developed by CTI during the term of this Agreement relating to the manufacture or use of the Licensed Products and Services and to grant to mPhase the nonexclusive, royalty-free, right to use and sublicense said improvements in the manufacture, use and sale of its products and the provision of services.

7.   MANUFACTURE AND SUPPLY
a) The Parties acknowledge that mPhase has the exclusive right to manufacture or supply data delivery systems using the mPhase Technology. CTI agrees to purchase its requirements for data delivery systems and components therefore exclusively from mPhase. Contingent on the successful completion of the design, evaluation, and trial phases of the development of data delivery systems using the mPhase
Technology, mPhase will supply such systems to CTI at mutually acceptable terms and conditions.
b) An appropriate manufacturing warranty shall be given by mPhase which will be consistent with reasonable practices in the telecommunication industry.

8.   NON-DISCLOSURE
(a) CTI understands the mPhase Technology represents valuable property of mPhase and are of a highly confidential nature. CTI, therefore, shall maintain all mPhase Technology in confidence and shall not disclose mPhase Technology to others without the express written consent of mPhase. CTI shall not use the mPhase Technology except in accordance with the terms of this Agreement.

(b) CTI shall not make copies of the mPhase Technology disclosed by mPhase without the prior express, written consent of mPhase, unless, for internal use only, it is essential for the effective use of the rights granted herein. All such essential copies shall contain the mPhase proprietary and confidential notice, shall be individually numbered, and a record kept of the number and location of each copy. The documents which contain the mPhase Technology are unpublished and all rights thereto are reserved by mPhase.

(c) CTI agrees that it will notify each of its personnel to whom any mPhase Technology is disclosed of his/her obligations not to disclose such mPhase Technology commensurate in scope with CTI's non-disclosure obligations contained in this Agreement.

(d) CTI agrees to institute internal procedures for maintaining strict control over documents containing mPhase Technology provided by mPhase and shall take steps to insure that such documents are clearly identified as the property of mPhase. Said documents shall not be incorporated into documents of CTI except by reference.

(e) In the event of termination, and upon expiration, of this Agreement, CTI shall immediately return to mPhase, all mPhase Technology provided by mPhase as well as any copies and derivatives thereof and cease all use thereof.

(f) CTI acknowledges that mPhase shall suffer irreparable injury in the event CTI breaches any of its obligations under this Section. Therefore, CTI agrees that, in addition to all other remedies to which mPhase may be entitled at law or in equity, mPhase shall be entitled to seek any remedy in equity including an injunction permanently restraining CTI from breaching or further breaching any of the obligations contained herein. CTI agrees that it will not oppose the seeking of such remedy on the basis that there exists an adequate remedy at law for damages.

9.   DILIGENCE
CTI shall market and solicit sales of the Licensed Products and Services diligently and in a good faith manner to an extent as wide as its facilities permit and shall employ and utilize engineering personnel having reasonable experience and expertise in the design and use of Licensed Products and Services in order to maximize the sales of the Licensed Products and Services throughout the Territory.

10.  TERM
This Agreement shall remain in full force and effect for a period of seventeen
(17) years from the effective date indicated in the introduction to this Agreement. This Agreement shall be deemed automatically renewed for additional seventeen (17) year terms unless mPhase notifies CTI within sixty (60) days prior to the expiration of the then current term that the Agreement will not be renewed.

11.  TERMINATION
(a) This Agreement shall automatically terminate in the event that CTI (i) is in liquidation, either voluntarily or involuntarily, or is placed in receivership or otherwise enters into any scheme or composition with its creditors or makes an assignment for the benefit of creditors or (ii) ceases to sell the Licensed Products and Services for a period of six (6) months.
(b)  This Agreement may be terminated immediately by mPhase:
(i)  in the event that CTI fails to make any payment due hereunder; or
(ii) upon the breach or default by CTI of one or more terms of the license Agreement with mPhase.
(c)  This Agreement may be terminated by either party:
(i) immediately, in the event that the other party defaults under or breaches any of the terms of this Agreement other than payment and such default or breach is not remedied within a period of thirty (30) days after notification thereof; or
(ii) immediately in the event that this Agreement is, in total, held invalid or unenforceable by the determination of a court of competent jurisdiction.
(d) CTI may terminate this Agreement at any time upon sixty (60) days prior written notice to mPhase, provided that the use of all mPhase Technology in the marketing and sale of Licensed Products and Services has ceased prior to the date of such notice, and provided, further, that CTI destroys all Licensed Products on hand which use mPhase Technology as of the date of giving such notice.

(e) The foregoing grant of licenses has been made in recognition of, and conditioned upon, a careful examination of the personal skills, reputation and ability of CTI's current ownership and control, particularly their ability to obtain and package TV programming. CTI shall notify mPhase in writing of any change in its ownership or control, which would materially alter the participation of individuals constituting the management of CTI existing as of the Effective Date of this Agreement to the extent practicable prior to the effective date thereof and, in no event, more than thirty (30) days thereafter. In the event there is any change in CTI's ownership or control to which mPhase has not, in its sole discretion, consented, mPhase shall have the right to terminate this Agreement on thirty (30) days written notice to CTI.

12.  RIGHTS AFTER TERMINATION OR EXPIRATION
(a) Upon any termination or expiration of this Agreement, CTI shall cease all further use of mPhase Technology and discontinue the marketing and sale of Licensed Products and Services using said Technology. CTI shall thereafter make no reference of any kind which might create the impression that CTI continues to be licensed by mPhase.
(b) Termination or expiration of this Agreement shall not release CTI from its obligation to make payment in full of all royalties then owing, and further, shall not relieve the parties from such obligation or liabilities hereunder which expressly extend beyond such termination or expiration.
(c) The provisions of Paragraph 8 hereof shall survive any termination or expiration of this Agreement.

13.  LITIGATION
mPhase specifically disclaims any financial or other responsibility for litigation or any type to which CTI may become a party as a result of its exercising the rights granted herein. mPhase does agree, however, to without liability for any costs of such litigation, provide such assistance and cooperation as may be reasonably necessary to assist CTI in its defense of any litigation which seeks to restrict the exercise of CTI's rights under this Agreement. In the event that mPhase, in its sole discretion determines that it is in its best interest to participate in such litigation, then it shall have the right to take control of such litigation assuming the responsibility for such expense as the parties shall mutually agree.

14.  WAIVER OF DEFAULT

No waiver by either party of any default of the other party shall be held to be a waiver of any other subsequent default. The failure of either party at any time to enforce or require performance of any of the provisions of this Agreement, or to exercise any right or option herein provided, shall in no way be construed to be a waiver of that or any other provision of this Agreement or to affect the right of such party thereafter to enforce each and every such provision. All waivers shall be in writing, signed by the waiving party.

15.  DISCLAIMER OF AGENCY
It is agreed that CTI is an independent contractor and not the agent of mPhase. CTI has no right or authority to assume, create or incur any liability or obligation of any kind, express or implied, against, in the name of, or on behalf of mPhase.

16.  NOTICES
All notices required of the parties under this Agreement shall be in writing. Any such notice shall be deemed served if sent registered or certified airmail, postage prepaid, addressed to the other party at the address set forth above, or at such other address as may hereafter be designated by either party in writing.

17.  ASSIGNMENT
This Agreement shall be binding upon the parties hereto and mPhase's respective successors and assigns. This Agreement and the rights and obligations hereunder shall not be assignable by CTI whether by merger, operation of law or otherwise except with the prior written consent of mPhase.

18.  MISCELLANEOUS
(a) This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Connecticut.
(b) This Agreement constitutes the entire Agreement between the parties and supersedes all prior agreements, negotiations, or discussions between the parties with respect to the Licensed Products and Services, and shall not be modified or amended except by an instrument in writing of a date subsequent hereto duly executed by each of the parties.
(c) It is hereby agreed among the Parties that the obligations of mPhase with respect to the licensing of mPhase Technology under the Joint Venture Agreement are fully met by the provisions of this License Agreement and that any inconsistencies or conflicts between the Joint Venture Agreement and this License Agreement shall be controlled by this License Agreement.

In acceptance of the above provisions, the parties hereto have executed this agreement below.

mPhase Corporation                      Global Music & Media
By:                                     By:
Signature:______________________             Signature:______________________
Typed Name & Title:                          Typed Name & Title:
Ronald A. Durando, President and CEO              Hal L. Willis, Chairman
Date:___________________________             Date:__________________________
Witness:________________________             Witness:_______________________


CTI, Inc.
By:
Signature:______________________
Typed Name & Title:
Jerry L. Gardner, President
Date:___________________________
Witness:________________________

LICENSE AGREEMENT


THIS AGREEMENT is made and entered into the   day of
1998 (hereinafter "Effective Date") by and between the GEORGIA TECH RESEARCH CORPORATION, a nonprofit corporation organized and existing under the laws of the State of Georgia and having its principle offices at the Georgia Institute of Technology (hereinafter "GIT"), Centennial Research Building, Atlanta, Georgia 30332-0415, (hereinafter "GTRC") and mPhase Technologies, Inc., a corporation existing under the laws of the State of New Jersey and having its principle offices at 587 Connecticut Avenue, Norwalk, CT 06854-0566 (hereinafter "LICENSEE").

     W I T N E S S E T H:

WHEREAS, GTRC owns and wants to provide for the commercialization of a certain invention entitled ADigital Video and Data System, which is the subject of GTRC Invention Disclosure number 1941 and in respect of which GTRC is seeking patent protection (hereinafter "Invention"); and

WHEREAS, GTRC has available to it certain know-how, technology, trade secrets and methods (hereinafter "Know-how") which relate to the Invention; and

WHEREAS, LICENSEE wishes to utilize the Invention and Know-how related to the Invention (hereinafter "Technology") to achieve the development, manufacture, and sale of Products containing the Technology in the "Field of Use" as defined in Section 1.8 herein.

NOW, THEREFORE, GTRC and LICENSEE in consideration of the foregoing and the mutual promises contained herein and intending to be legally bound hereby agree as follows:

1.   DEFINITIONS

As used herein:

1.1 "Net Selling Price" shall mean the gross sales by LICENSEE or any approved sub-licensee of the Products, less only usual trade discounts, sales tax which the seller has to pay or absorb, customs duties and transportation and insurance charges, if not included in the gross price, and any and all Federal, foreign, State or local taxes (except income tax) incurred by the seller on such sales.

1.2 "Patent" shall mean any issued Letters Patent disclosing and claiming the Invention, including a reissued patent, a patent issuing from a continuation application, divisional application or continuation-in-part application, and means any foreign patent similar thereto.

1.3 "Products" shall mean any method through which the Technology is commercialized and utilized by LICENSEE.

1.4 "Sales", "Sell, or "Sold" shall mean any sale, transfer, lease, license, permission to use or other transfer of the right of possession or other conveyance by LICENSEE or any approved sublicensee.

1.5 Sales Made shall mean Sales for which payment has been received by LICENSEE.

1.6 "Proprietary Information" shall mean information and trade secrets owned or controlled by GTRC at any time during the term of this Agreement, which relates to the Inventions covered by the Licensed Patents, including but not limited to, invention records, research records and reports, engineering and technical data, designs, production specifications, processes, methods, procedures, facilities and know-how.

1.7  "Territory" shall mean the world.

1.8  A Field of Use shall mean:

i. delivery and/or distribution of compressed digital video streams (such as MPEG-2), audio streams, data (such as Internet) or telephony; and

ii. control and/or management of systems delivering and/or distributing digital video streams (such as MPEG-2), audio systems, data (such as Internet) or telephony.

2.   GRANT OF LICENSE

2.1 With respect to the Technology to which GTRC has exclusive rights, GTRC hereby grants to LICENSEE an exclusive, nontransferable, royalty-bearing license, with a right of sublicense, to make, have made, sell, and use Products in the Field of Use throughout the Territory. LICENSEE shall not export any Product or enter into any sublicense without fully and completely complying with any and all United States export or munitions control regulations and laws.

2.2 Any provision of this Agreement to the contrary notwithstanding, GTRC reserves an irrevocable, nonexclusive, royalty-free, nontransferable license to make and use the Technology for educational and research and development activities practiced by GTRC and GIT.

3.    CONSIDERATION

3.1  In consideration of the granting herein of the License as described in
Article 2, LICENSEE shall:

3.1.1 Pay GTRC One Hundred U.S. Dollars ($100.00), the receipt and sufficiency of which is hereby acknowledged;

3.1.2     Pay GTRC the Royalties as set forth below in Article 5; and

3.1.3 Pay GTRC the payments as required in accordance with the Basic Ordering Research Agreement between GTRC and LICENSEE dated April 14, 1997, and any subsequent amendments to that Agreement.

4.   SUBLICENSES

4.1 Subject to this Paragraph, LICENSEE may grant sublicenses to persons or entities specifically approved in writing by GTRC, which approval shall not be unreasonably withheld, provided that each sublicense contains a provision that such sublicense and the rights thereby granted are personal to the sublicensee thereunder and such sublicense cannot be further assigned or sublicensed.

4.2 Any sublicense granted pursuant to this Article shall be in accordance with the terms and conditions of this Agreement and shall at a minimum, contain the same protection for GTRC's Proprietary Information as is set forth herein.

4.3 In respect of any sublicense granted by LICENSEE in accordance with this Article, LICENSEE shall promptly pay to GTRC an amount equal to Thirty percent (30%) of any lump sum or other payment howsoever calculated, made by the sublicensee thereunder in consideration for the grant of such sublicense to it by the LICENSEE.

5.   ROYALTIES

5.1 LICENSEE shall pay GTRC royalties at a rate to be agreed on a fair and reasonable basis, but not to exceed Five percent (5%), nor be less than Three percent (3%), of Sales Made by LICENSEE or any sublicensee under this Agreement.

5.2 Should a patent not be allowed in any country of the Territory, or if after allowance should any issued patent be ruled invalid in any countryof the Territory, then the royalty shall be reduced by Fifty percent (50%) of the existing royalty rate for Sales Made in such country as from the date of final rejection of the patent application or the date of final ruling after appeal that the patent is invalid.

5.3 All payments to GTRC under this Agreement shall be made in U.S. dollars at GTRC's address for notice. Such payments shall be paid to GTRC quarterly on a calendar year basis. Payment for Sales Made during each quarter of each calendar year shall be made to GTRC within thirty (30) days after the last day of each quarter.

5.4 LICENSEE shall pay all royalties due hereunder to GTRC and GTRC shall not be required to look to any other entity for payment.

6.   ACCOUNTS

6.1 Not later than March 1 of each calendar year LICENSEE shall furnish to GTRC a statement showing Sales Made by LICENSEE during the immediate preceding calendar year, and the royalties payable thereon calculated in the manner required in Article 5.

6.2 LICENSEE shall keep at its usual place of business true and particular accounts of all matters connected with the use of the Technology and the manufacture and sale of all Products and shall keep books of account relating to royalties payable hereunder containing true entries complete in every particular as may be necessary or proper for enabling the amount of such royalties to be conveniently ascertained.

6.3 If requested in writing by GTRC, LICENSEE shall at all reasonable times produce evidence of the matters referred to in Article 6 and shall permit such evidence to be verified by an independent accountant to be selected and paid for by GTRC. LICENSEE shall give such accountant all necessary facilities for verifying such evidence and shall give such information as may be necessary or proper to enable the amount of the royalties to be verified.

7.   IMPROVEMENTS

7.1 Should LICENSEE or any consultant or employee of LICENSEE during the term of this Agreement make or discover any improvement in connection with the Technology in the Field of Use, whether patentable or not, which if practiced would constitute an infringement of any Patent of the Technology, LICENSEE shall forthwith disclose or cause the same to be disclosed to GTRC, and such improvement shall be deemed to be a part of the "Technology" and shall be subject to the terms hereof for the purpose of calculating royalties hereunder. The foregoing notwithstanding, LICENSEE shall own all right, title and interest in any such discovery or improvement. However, LICENSEE shall make available to GTRC and GIT any improvements or modifications it makes to the Technology and grants to GTRC and GIT an irrevocable, non-exclusive, royalty-free, non-transferable license to use the improvements throughout the world for educational and research and development purposes only. If so requested by GTRC, LICENSEE shall make available or supply to GTRC such information or data as is necessary or convenient for the proper understanding or use of such discovery or improvement.

7.2 If GTRC makes or discovers any improvement developed within the Georgia Tech Research Institute (GTRI), or jointly by staff of GIT with an employee of LICENSEE, in connection with the Technology, whether patentable or not, which if practiced would constitute an infringement of any Patent on the Technology, GTRC shall, subject to the pre-existing rights of any third party, forthwith disclose or cause the same to be disclosed to LICENSEE and such improvement shall be deemed to be included in the term "Technology" and to be included in this Agreement and be subject to the terms hereof and any application for letters patent or other equivalent protection made in respect thereof shall be treated as if it were included in the term "Patent". The costs of prosecuting such applications for letters patent or equivalent protection and maintaining the letters patent issuing from such applications shall be borne by LICENSEE during the term of this agreement. Any such discovery or improvement shall belong to and be the sole and exclusive property of GTRC.

8.   NEW DEVELOPMENTS

8.1 Should GTRC make or discover any new invention which if practiced would not constitute an infringement of the relevant Patent or other equivalent protection in respect of the Technology, but which has a similar application or use as the inventions, then, subject to the pre-existing rights of any third party, GTRC shall offer to LICENSEE the right of first refusal to take up a license to make, sell anduse such new invention within the Territory.

9.   CONFIDENTIALITY

9.1 Neither party shall disclose any Proprietary Information received from the other party other than to employees of the party who must have access to such Information in order to carry out the party's obligations under this Agreement and to potential sublicensees of the Technology, provided such disclosure is in accordance with Paragraph 9.3 hereof. Prior to disclosure of Proprietary Information to employees, such employees shall be under a written obligation of confidentiality at least as restrictive as the provisions contained herein. Proprietary Information shall be maintained in confidence for so long as such Information is maintained in confidence by the owner thereof.

9.2 To protect Proprietary Information, the recipient shall adopt security measures commonly observed in industries that rely on Proprietary Information. These measures shall include, but not be limited to, restricted access to such information, marking such information, and the selective destruction of sensitive materials. Upon termination of this Agreement, the recipient shall return or destroy all documents or materials embodying Proprietary Information.

9.3 Any disclosure of Proprietary Information by the recipient to potential sublicensees of the Technology shall be prohibited, unless such potential sublicensee has signed an agreement which imposes obligations of confidentiality and nonuse at least as restrictive as those imposed on the recipient hereunder.

10.  INITIAL DEVELOPMENT AND FULL USE OF TECHNOLOGY

10.1 As soon as reasonably practicable after the Effective Date of this Agreement, but not later than Twenty Four (24) months after the Effective Date hereof, LICENSEE shall take steps to meet the reasonable requirements of the market by offering for sale Products in sufficient quantities to meet a reasonable public demand.

10.2 Should GTRC not receive at least Fifty Thousand U.S. Dollars ($50,000) in royalty payments from LICENSEE within Thirty-six (36) months from the Effective Date of this Agreement and should GTRC not receive at least One Hundred Thousand U.S. Dollars ($100,000) in royalty payments during each twelve (12) month period thereafter, GTRC shall have the option to terminate the license granted hereunder, to allow this Agreement to continue in full force and effect or to convert the license granted hereunder to a nonexclusive license upon written notice to LICENSEE.

11.  PROTECTION OF INTELLECTUAL PROPERTY

11.1 GTRC shall file any and all future patent applications, trademark registrations or copyright registrations (hereinafter "Intellectual Property Protection"), domestic and/or foreign, in GTRC's name to protect the Technology and/or improvements to the Technology licensed hereunder. LICENSEE shall be responsible for all costs, fees and expenses incurred in connection with the filing, prosecution and maintenance of all Intellectual Property Protection and the maintenance of any patent, trademark or copyright issuing thereon. GTRC agrees to keep LICENSEE advised, in a timely manner, of any deadlines which would require action on the part of the LICENSEE in the prosecution of such Intellectual Property Protection.

11.2 If, at any time during the term of this Agreement, LICENSEE elects to abandon it's right in any pending Intellectual Property Protection or any patent, trademark or copyright issued thereon, either domestic or foreign, it shall notify GTRC of that decision at least two (2) months prior to any deadline for filing any response or taking any other action necessary to maintain any such Intellectual Property Protection. Thereafter, GTRC shall have the right and option to take over the sole and exclusive responsibility for the prosecution of any such Intellectual Property Protection and/or the maintenance of any such patent, trademark or copyright solely at GTRC's expense and in such an event the rights granted under this Agreement shall become nonexclusive for such country or countries of the Territory.

11.3 If patent, trademark or copyright protection is obtained for the Technology and/or improvements to the Technology, LICENSEE shall cooperate with GTRC in enforcing or policing such protection as provided in Article 12 herein and by taking all appropriate measures including marking trade secrets and other Proprietary Information as required and taking other measures as mutually agreed to by GTRC and LICENSEE.

12.  NOTICE OF INFRINGEMENT AND ENFORCEMENT OF RIGHTS

12.1 Immediately upon LICENSEE's learning of any infringement, misappropriation or other unauthorized use of GTRC's Proprietary Information, and/or Patents, copyrights or trademarks pertaining to GTRC's Invention licensed hereunder (hereinafter "Intellectual Property Rights"), LICENSEE shall promptly inform GTRC.

12.2 If LICENSEE and GTRC agree to jointly pursue enforcement of GTRC's Intellectual Property Rights, then the parties hereto shall share equally all costs, fees and/or expenses incurred in connection with enforcement of GTRC's Intellectual Property Rights provided only that GTRC's maximum exposure for such costs, fees and expenses shall be the amount of royalties paid and/or payable to GTRC by LICENSEE hereunder. Any payments accruing from such action to enforce GTRC's Intellectual Property Rights shall be paid to LICENSEE and GTRC in proportion to the parties' respective contributions to all costs, fees and/or expenses incurred in such action.

12.3 In the event that either party shall determine, for any reason, that it does not choose to enforce GTRC's Intellectual Property Rights, then that party shall promptly notify the other party of such decision. The party choosing to enforce GTRC's Intellectual Property Rights may then proceed with such enforcement action solely at its own expense and any and all recoveries shall be awarded solely and exclusively to that party.

13.  INDEMNITY

13.1 LICENSEE hereby indemnifies and holds harmless GTRC, GIT, and the Board of Regents of the University System of Georgia, and their employees, officers, board members and agents (hereinafter Indemnitees) from and against all claims, suits, liabilities, damages, costs, fees, expenses or losses arising out of or resulting from LICENSEE's performance of this Agreement, including but not limited to any third party claims against Indemnitees for patent, copyright, and/or trademark infringement and/or patent interference, and any damages, losses or liabilities whatsoever with respect to death or injury to any person and damage to any property arising from the possession, use or operation of Products produced or sold by LICENSEE or its sublicensees or their customers in any manner whatsoever.

14.  DISCLAIMER, WARRANTY AND LIMITATION OF LIABILITY

14.1 EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, GTRC DISCLAIMS ANY AND ALL PROMISES, REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE TECHNOLOGY, INCLUDING ITS CONDITION, CONFORMITY TO ANY REPRESENTATION OR DESCRIPTION, THE EXISTENCE OF ANY LATENT OR PATENT DEFECTS THEREIN AND ITS MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE.

14.2 In no event shall GTRC be liable for any use by LICENSEE of the Technology or any loss, claim, damage or liability, of whatsoever kind or nature, which may arise from or in connection with LICENSEE's performance under this Agreement.

15.  TRADEMARK

15.1 Except for the purposes of identifying the Technology, no right, title, interest or license to any trademark or service mark, is granted to LICENSEE.

16.  PRODUCT LIABILITY

16.1 LICENSEE shall during the term of this Agreement maintain in full force and effect a product liability insurance policy and shall each year provide evidence of such policy.

17.  RELATIONSHIP BETWEEN GTRC AND LICENSEE

17.1 GTRC and LICENSEE are and shall remain independent contractors and nothing herein shall create a partnership or joint venture between GTRC and LICENSEE.

18.  ADVERTISING, PUBLICITY AND PUBLICATIONS

18.1 Except as otherwise provided herein, LICENSEE shall not use the names of Georgia Tech Research Corporation, the Georgia Tech Research Institute, the Georgia Institute of Technology, Georgia Tech, the Georgia Tech Foundation or any of their respective affiliates or divisions in any advertisement or sales materials without the prior written consent of GTRC.

18.2 In any publication (including advertisements, sales and trade literature and instruction manuals) relating to the Invention used pursuant to this Agreement, LICENSEE shall give due credit to GTRC, as owner and licensor and in the case of professional journals, trade publications and editorials to the relevant staff of GTRI, as Inventors of the Invention.

18.3 GTRC and the Inventors shall have the right to publish papers and other scholarly materials on the Technology in the appropriate literature. Such publication shall in no event disclose proprietary or confidential information of the other party. GTRC and GIT may catalog and place such publications in the GIT library. LICENSEE shall have the right to review materials related to the Technology for Thirty (30) days from receipt by LICENSEE of the material for review, prior to publication.

19.  TERM AND TERMINATION

19.1 This Agreement shall commence on the Effective Date of this Agreement and shall continue until the expiration of the last expiring patent covering any of the Technology licensed hereunder. Notwithstanding the foregoing, the obligations of the parties under Articles 5, 6, 9, 14, 15 and 19 shall survive any termination of this Agreement.

19.2 In the event of the breach of a material obligation hereunder by either party, the nonbreaching party shall inform the alleged breaching party of said breach in writing. The alleged breaching party shall have sixty (60) days from the date of said notification during which time to cure the breach. In the event the alleged breaching party does not cure the breach within sixty
(60) days, the nonbreaching party may terminate the Agreement upon written notice to the breaching party.

19.3 LICENSEE shall, within ten (10) days of termination of this Agreement for any reason, deliver to GTRC all written documentation in the possession of LICENSEE which contains Proprietary Information pertaining to the Technology.

20.  NOTICES

20.1 All notices required or permitted under this Agreement shall be in writing and shall be delivered personally or sent by certified registered mail to LICENSEE or GTRC at the addresses set forth below:

GTRC:

GEORGIA TECH RESEARCH CORPORATION
Centennial Research Building
Georgia Institute of Technology
Atlanta, Georgia 30332-0415
Attn: Director, Technology Licensing

LICENSEE:

mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854
Attn: Mr. Ronald A. Durando

21.  WAIVER

21.1 Waiver by either party of any term or provision of this Agreement shall not constitute a continuing waiver thereof nor of any further or additional rights such party may hold under this Agreement.

22.  SEVERABILITY

22.1 If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, illegality or unenforceability of the remaining provisions shall not in any way be affected or impaired.

23.  GOVERNING LAW

23.1 This Agreement shall be construed in accordance with the laws of the State of Georgia, U.S.A.

24.  ENTIRE AGREEMENT

24.1 This Agreement is the complete and exclusive statement between the parties relating to the subject matter hereof, and supersedes all prior understandings, communications, or representations, either oral or written, between the parties. This License Agreement may not be modified or altered except by a written instrument duly executed by LICENSEE and GTRC.

25.  CUMULATIVE RIGHTS

25.1 Unless expressly stated to the contrary elsewhere in this Agreement, all rights, powers and privileges conferred hereunder upon the parties hereto shall be cumulative and not restrictive of those given by law.

26.  SECTION HEADINGS

26.1 Section headings have been inserted herein for convenience of reference only and shall in no way modify or restrict any of the terms or provisions of this Agreement.

27.  ASSIGNMENT

27.1 Subject to this Paragraph, the License is personal to LICENSEE. It is expressly understood by the parties that the License may be assigned to the Georgia Institute of Technology or the Board of Regents of the University System of the State of Georgia. Except as otherwise agreed herein, this Agreement may not be assigned by either party without the prior written consent of the other.

28.  SUCCESSORS AND ASSIGNS

28.1 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but nothing contained herein shall be deemed to permit assignment by either party except as otherwise permitted in this Agreement.

29.  INTERPRETATION

29.1 In the interpretation of this Agreement, words importing the singular or plural number shall be deemed to import the plural and singular number respectively, words denoting gender shall include all genders and references to persons shall include corporations or other bodies and vice versa.

30.  FORCE MAJEURE

30.1 Neither party shall be held in breach of this Agreement because of acts or omissions caused by any act of God or other cause beyond the control of the parties, including, but not limited to, fire, floods, labor disputes, or other unforeseen circumstances.

IN WITNESS WHEREOF, the parties have set their hands and seals and duly executed this Agreement effective as of the date first above written.



Georgia Tech Research Corporation       mPhase Technologies, Inc.


By:                                By:

Typed Name:                        Typed Name:

Title:                             Title:

Date:                              Date:



By:

Typed Name:

Title:

Date:
                           EXHIBIT 11

         STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                      mPhase Technologies, Inc.
                   A DEVELOPMENT STAGE ENTERPRISE
                  COMPUTATION OF PER SHARE EARNINGS
               (In thousands except per share amounts)

                                For the
                              Period From                         From
                            October 2, 1996                 October 2,1996
                              (Date of                         (Date of
                              Inception)       For the         Inception)
                               Through       Year Ended            To
                            June 30, 1997   June 30, 1998  December 31,1998

BASIC EARNINGS PER SHARE:

1) Shares outstanding (1)     7,806            13,736           17,109
     Total Common Shares
             Outstanding      7,806            13,736           17,109

Net (loss)                     (781)          $(4,341)         $(8,563)

Per Share Amounts:
Net (loss) per share        $ (.100)           $(.251)          $(.500)

                               For the
                             Period From                         From
                           October 2, 1996                 October 2, 1998
                             (Date of                         (Date of
                            Inception)       For the         Inception)
                              Through        Year Ended          To
                           June 30, 1997    June 30, 1998  December 31, 1998

DILUTED EARNINGS PER SHARE:

1)Shares outstanding (1)     7,806            17,736           17,109(2)
 Net effect of dilutive
 stock options based on
 the treasury stock
 method using current
 market price                3,675             5,704            5,704
 Net effect of warrants
 outstanding,had they been
 exercised at the beginning
 of the period                 -               2,097            2,097

 Total Common Shares and
 Equivalents Outstanding    11,481            21,537           24,910

Net (loss)                 $(781)            $(4,341)         $(8,563)

Per Share Amounts:
Net (loss) per share       $ (.068)          $(.0160)          $(.344)

1) Average shares outstanding are based upon the weighted average shares outstanding for the period presented giving retroactive recognition for the number of equivalent shares received by Lightpaths, Inc.

2) From Inception to December 31, 1998, the average shares outstanding include all shares outstanding, and all options and warrants outstanding as of December 31, 1998.

                           EXHIBIT 16

        LETTER FROM MAURIELLO, FRANKLIN & LABRACE, CPA's

                         April 23, 1999






Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  mPhase Technologies, Inc. (formerly Tecma Laboratories, Inc.)

We were previously the principal accountant for Tecma Laboratories, Inc. and, under the date of March 25, 1997, we reported on the consolidated financial statements of Tecma Laboratories, Inc. as of and for the year ended June 30, 1996. On March 31, 1997, we declined to stand for re-appointment, to maintain independence as a result of an aquisition and spinoff, as princial accountant. We have read sttements included under Item 3 on page 23 of its registration statement on Form 10-SB dated April 23, 1999, and we agree with such statements.


                              Very truly yours,



                              /s/ Mauriello, Franklin & LaBrace, CPA's
                         Mauriello, Franklin & LaBrace, CPA's

                           EXHIBIT 17

                 LETTER ON DIRECTOR RESIGNATION

                        DAVID ROSENBERG
                        429 Marcy Avenue
                    Brooklyn, New York 11206
                         (718) 782-1835



                                   January 9, 1999



PERSONAL AND CONFIDENTIAL

Mr. Ronald A. Durando
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

Dear Ron:

This will confirm my advice to you and the other members of the board of directors of mPhase Technologies, Inc. that the demands on my time as president of U.S. Chocolate Corporation, as well as the pressure of other personal business matters, requires me with regret to resign my position as a member of the board of directors of mPhase Technologies, Inc.

Accordingly, please accept my resignation as a member of the board and any other position I may hold or have been assigned as an officer, employee or agent of mPhase Technologies, Inc. effective today, January 9, 1999. You may file this letter of resignation together with any board mniutes that may be appropriate to these factual circumstances.

                              Sincerely yours,



                              David Rosenberg




mphase\rosenb.res

                           EXHIBIT 21

                          SUBSIDIARIES
Subsidiaries:

1.   Microphase Telecommunications, Inc. (a Delaware Corporation)
587 Connecticut Avenue
Norwalk, Connecticut  06854-0566
100% owned as of June 25, 1998

2.   Lightpaths, Inc. (a Delaware Corporation)
587 Connecticut Avenue
Norwalk, Connecticut  06854-0566

3.   Complete Telecommunications, Inc. (a Delaware Corporation)
1024-C 18th Avenue South
Nashville, Tennessee 37212

                           EXHIBIT 23

                       CONSENT OF EXPERTS

CONSENT OF INDEPENDANT PUBLIC ACCOUNTS
MAURIELLO, FRANKLIN & LABRACE, CPA's







We hereby consent to the incorporation by reference in this Registration Statement on SEC Form 10-SB of our report dated March 17, 1997, appearing in the Financial Statements of Tecma Laboratories, Inc. for the period from July 1, 1994 through June 30, 1996.


                        /s/Mauriello, Franklin & LaBrace, CPA's
                           Mauriello, Franklin & LaBrace, CPA's

April 23, 1999

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the use in this Form 10-SB of our report dated September 12, 1997, except as to Note 11, as to which the date is December 5, 1997, on our audit of the consolidated financial statements of CyberSense Systems Corporation.


                         /s/ Schuhalter, Coughlin & Suozzo, LLC
      Schuhalter, Coughlin & Suozzo, LLC

Raritan, New Jersey

April 23, 1999
























                           EXHIBIT 99

                      ADDITIONAL EXHIBITS

SUBSCRIPTION AGREEMENT
mPhase Technologies. Inc.
(A New Jersey Corporation)

THE 700.000 UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933. AS AMENDED (THE "ACT"),
IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION
PROVIDED IN THE ACT AND THE RULES AND REGULATIONS
THERETO INCLUDING RULE 505 OF REGULATION D OF THE ACT,
NOR HAVE SUCH SECURITIES BEEN REGISTERED OR QUALIFIED
UNDER ANY STATES  SECURITIES LAWS.  ACCORDINGLY. IT IS
UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THE
UNITS  OF  THIS COMPANY  UNLESS  SUCH  UNITS  ARE
SUBSEQUENTLY REGISTERED OR QUALIFIED UNDER THE ACT AND
APPLICABLE  STATE  SECURITIES  LAWS  OR  EXEMPTIONS
THEREFROM ARE WAILABLE.

Date: January 20,1998

This Subscription Agreement is entered into by and between (the "Subscriber") and mPhase Technologies Inc a New Jersey Corporation ("the Company") as of the date it is accepted below by the Company.

1. Subscription. The subscriber hereby agrees to purchase Units of mPhase Technologies Inc. common stock and common stock purchase warrants at a price of $.75 per Unit

2.   Acceptance.   Acceptance by the Company shall be evidenced by its delivery to Subscriber of a full executed Subscription Agreement. Execution of this Agreement by the Subscriber does not require the Company to accept any Subscription and this Agreement shall not be binding unless and until accepted in writing by the Company.

3. Company's Representations. The company represents that it has been duly organized under the laws or the State ot New Jersey.

4. Subscriber's Representations. The Company is offering and shall issue the Units Subscribed for in this Agreement without registering them pursuant to the Securities
Act of 1933 as amended ("the Act") and in particular Rule 505 of Regulation D of the Act
The Company is doing so in reliance upon, among other things, the Subscriber's following representations:

(a)Accuracy of the Information Provided and Subscriber's Representations

The Subscriber's representations in this Agreement are complete and accurate to the best of the Subscriber's knowledge, and the Company may rely upon them. The Subscriber will notify the Company immediately if any material change occurs in any of this information before the sale of the Units.

           B) Access to Data The Subscriber has reviewed among other documents the Company's Confidential Memorandum dated as of January 20. 1998 issued by counsel in lieu of a disclosure statement and any amendments thereto ("the Statement"). The Subscriber understands that an investment in the Company involves significant risk, including those described in the Memorandum. The Subscriber hereby acknowledges it has requested and has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information that the Company possess or can acquire without unreasonable effort or expense that is neccesary to verify the accuracy of the information set forth in the Statement. No oral representations have been made or oral information furnished to the Subscriber in connection wiih the offering that were in any way inconsistent with the Statement.

(C) Investment. The Subscriber is acquiring the Units for investment only and for the Subscriber's own account not as a nominee or agent and not with a view to, or for resale in connection with any distribution thereof. The Subscriber understands that, by reason of a specific exemption from the registration provision of the Act, the Units have not been, and (except as provided in Section 5 below) will not be registered under the Act, and that the availability of such exemption depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herin.

(d) Restriction on Transfer. The Subscriber acknowledges that the Units must be held indefinitely unless subsequently registered under the Act or unless an exemption from such registration is availab1e.

I. Registration Rights. The Company is in the process of becoming a full reporting company under Section 12g and other registration provisions of the Securities and Exchange Act of 1934 as amended. It is anticipated mPhase Technologies Inc. will within 6 months of January 20, 1998 register the Units offered hereby with the Securities and Exchange Commission. The Company cannot guarantee that its application for registration will be approved by the commission.

(e) Authorization. This Agreement. when fully executed and delivered by the Company, will constitute a valid and legally binding obligation of the Subscriber. enforceable in accordance with its terms. The person signing this document and all documents necessary to consummate the purchase of the Units has all requisite authority to sign such documents on behalf of the Subscriber, if it is an entity investor.

(f) No Duplication The Subscriber nas not duplicated or distributed the attached Confidential Memorandum to anyone other than his or her Purchaser Representarive or other personal advisors, and will not do so in the future.

(g) Investment Sophistication The Subscriber has such knowledge and experience in financial and business matters to be capable or evaluating the merits and risks of the proposed investment.

(h) Adequate Financial Means The Subscriber has adequate means of providing ror his current needs possible personal contingencies and he is able to bear the economic risks of the investment (i.e. he can afford a complete loss.)

I) Limitcd Trading Market The Subscriber acknowledges that prior to this Offering there has been a limited trading market for the Company's Common Stock and after completion or this Offering there can be no assurance that a trading market will continue or if it does continue that it will be active or maintained and thus. the Subscriber may not be able to readily if ever to liquidate his investment.

5. Indemnification Under This Agreement. The Subscriber shall indemnify and hold harmless the Companv and each of' its affiliates from and against all losses, damages and liabilities (including but not limited to court costs and reasonable attorney?s fees arsing or resulting from. or attributable to any breach of the representations and warranties set forth in or this Subscription Agreement or in any other document furnished by the Subscriber.

6. No Transfer and Subsequent Disposition The Subscriber hereby agrees that he will not sell. transfer or otherwise dispose of the Units unless in the opinion of counsel to the Company, such sale. transter or disposition may be legally made without (I) registration under the Act, and/or (ii) registration and/or qualification under then applicable state and/or federal statutes. or such sale, transfer or disposition shall have been so registered and/or qualified and/or appropriate prospectus shall then in effect.

The Units offered hereby have not been registered under the Act and are being sold in reliance upon the exemption contained in Rule 505 of Regulation D of the Act. A purchaser of the Units will not be able to sell and/or otherwise dispose of their Units unless a registration statement is in effect and/or in exemption from the registration requirements of said act is available.

7. Power of Attorney of Spouse If the Subscriber is a married person and a resident or a community property state. the Subscriber agrees to cause the Subscriber's spouse to execute this Agreement at the space provided for that spouse's signature immediatley following the signature of the Subscriber.
and by such signature here to said spouse certifies that said spouse is the spouse of the person who signed this Agrement, that said spouse has read and approves the provisions hereof and hereby consents and agrees to this Agreement and agrees to be bound by and accepts such provisions of this Agreement in lieu or all other interests and spouse may have in the Company, whether such interest be community property or otherwise. Said spouse grants to the Subscriber irrevocable power ot attorney to represent said spouse in all matters connected with the Company to the end that.in all cases the Company may rely on any approval, direction, vote or action taken by the
subscriber. and  said spouse's attorney-in-fact.   Such power of attorney is.
and shall be deemed to be. coupled with an interest so that the authority granted hereby may continue during the entire penod of the Company and regardless of the death or incapacity of the spouse granting the same. Said spouse further agrees to execute. Acknowledge and deliver such otner and further instruments and documents as may be required to evidence such power or attorney.

8. Entirety The terms of this Agreement are intended by the parties as a final expression of their agreement with the terms included in this Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement. arrangement, understanding or negotiation (whether oral or written).

9. Waiver No waiver or modification of any of the terms of this Agreement shall be valid unless in writing. No waiver of a breach of. or default under, any provision hereof shall be deemed a waiver of such provision or of any subsequent breach or default of the samne or similar nature or or. any other provision or condition of this Agreement

10. Counteerparts This Agreement may be executed in two or more counerparts. each orf which shall be deemed an original. but all of which together shall constitute one and the same instrument.

11) NOTICES Execpt as otherwise reguired in this Agreement, any notice reguired or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office by registered or certified mail postage prepaid addressed as follows

To the Company.

mPhase Technologies. Inc.
587 Connecticut Avenue
Norwalk. Connecticut 068S4~960
Attention: Ronald A. Durando

Telephone: (203)838-274 I
With a copy to:     Robert H. Jaffe. Esq.
3 Mountain Avepue
Springfield. New Jersey 07081
Te1ephone: (973)467~2246

To the Subscriber: At the address set forth beneath the Subscriber's signature

Any party may changce his. her or its address for notice in accordance with the provisions of this Paragraph.

12. Non-Assignabilirv The ob1igations of the Subscriber hereunder shall not be delegated or assigned to any other party without the prior written consent of Company.

13. Expenses. Each party shall pay all of its costs and expenses that it incurs with respect to the negotiation. execution and delivery of this Agreement.

14   Applicable Law.  This Agreement shall be construed and enforced pursuant to the Laws of the State of New Jersey.

15. Form of Ownership. Please indicate the form of ownership that the Subscriber desires for the Units:

Individual


Joint Tenants with Right of Survivorship

Tenants in Common

Community Property

Trust

Corporarion

Partnership

Other:



16) Survivor All representations. warranties and covenants contained in this Subscription Agreement shall survive the acceptance of the subscription. The Subscriber acknowledges and agrees that this Subscription Agreement shall survive (i) changes in the transactions, documents and instruments described in the Memorandum that are not material, and (ii) the death or disability of the Subscriber.

17. Gender Numbers etc Terms used herein in any number or gender include other numbers or genders, as the context may require. If the Subscriber is an entity. all references to "him" or "his" shal1 be deemed to include "it" or "its"

MPHASE
TECHNOLOGIES

SIGNATURE PART OF SUBSCRIPTION AGREEMENT




INDIVIDUAL(S) SIGN HERE:

SUBSCRIBER:

(Signature)

(Print Name)


(Address)
SocialSecurity #

Number of Units Subscribed For Purchase:


SPOUSE OF SUBSCRIBER:


(Signature)


ACCEPTED:
mPHASE Technologies Inc.
By
Title
DATE:

SUBSCRIPTION AGREEMENT
LIGHTPATHS TP TECHNOLOGIES, INC.
(Formerly Tecma Laboratories, Inc.)
A New Jersey Corporation


Dated: March 1, 1997


This Subscription Agreement is entered into by and between
        The "Subscriber") and LightPaths TP Technologies, Inc., formerly known as Tecma Laboratories, Inc., a New Jersey Corporation (hereinafter sometimes referred to as "the Company"), as of the date it is accepted below by the Company.

1.Rule 504 Offering: The shares of LightPaths Common Stock being offered hereby have been offered pursuant to Rule 504 of Regulation D and, accordingly, are exempt from registration under the Securities Act of 1933, as amended. This offering has not been reviewed by the Securities and Exchange Commission or any other state securities commission nor has any such federal or state agency with oversight supervision of securities offerings made any findings or determinations as to the fairness of an investment in these shares.

2.No Restrictive Legend: The issuance of stock certificates to the Subscriber, in accordance with this Subscription Agreement, will be done without restrictive legend. The shares of Common Stock of LightPaths representing the shares subscribed to shall be represented by this Subscription Agreement when signed by both the Company and the Subscriber until such time as the actual issuance of the certificates.

3.Lock-Up Agreement: In connection with the offering, all Subscribers agree that for a period of sixty (60) days from the date of their Subscription, that they will not, without the prior written consent of the Company, offer, sell, grant any option with respect to, pledge gypothecate or otherwise dispose of any shares of Common Stock in a public transaction.

4.Number of Shares: The Subscriber hereby agrees to purchase shares of LightPaths Common Stock at a price of $1.50 per share.

5.Acceptance of Subscription: Acceptance by the Company of this Subscription shall be evidenced by the delivery to the Subscriber of a fully executed Subscription Agreement. If the offer of the Subscriber is accepted, the Company will execute a copy of this Subscription Agreement and return said copy to the Subscriber.

6.Representations of the Company: The Company represents that it has been duly organized under the laws of the State of New Jersey and it has entered into an agreement to acquire all of the issued and outstanding shares of LightPaths, Inc., a Delaware Corporation, a description of which is contained in an information statement provided to the Subscriber.

7.Representations of the Subscriber: The Company is offering and shall issue the shares subscribed for in this Agreement without registering them pursuant to the 1933 Act and Rule 504 of Regulation D. The Company is doing so in reliance upon, among other things, the truthfulness of the following representations made by the Subscriber.

a)Accurace of the Information Provided and Subscriber's Representations - The Representations in this Agreement are complete and accurate to the best of the Subscriber's knowledge and the Company may rely upon them. The Subscriber will notify the Company immediately if any material change occurs in any of this information before consummating the purchase of the Shares.

b)Risk Factors - The Subscriber understands that an investment in the Company involves significant risks, including those described in the information statement provided. The Subscriber hereby acknowledges it has requested and has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any additional information possessed by the Company or that can be acquired without unreasonable effort or expense. No oral representations have been made or oral information furnished to the Subscriber in connection with the Offering that was in any way relied upon by the Subscriber in executing this Subscription Agreement.

c)Investment Objective - The Subscriber is acquiring the Shares for investment for his own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof.

d)Authorization - This Agreement, when fully executed and delivered by the Company, will constitute a valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms. The person signing this document and all documents necessary to consummate the purchase of the shares has all requisite authority to sign such documents on behalf of the Subscriber, if it is an entity investor.

e)No Duplication - The Subscriber has not duplicated or distributed the Statement to anyone other than his or her Purchaser Representative or other personal advisors, and will not do so in the future.

f)Investment Sophistication - The Subscriber has such Knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the proposed investment.

g)Ability to Absorb Loss - The personal financial situation of the Subscriber is such that he can comply with the minimum applicable suitability requirements applicable to the sophisticated investor. He is aware that the shares of LightPaths Common Stock being purchased constitute a speculative investment involving a high degree of risk. Accordingly, the Subscriber hereby acknowledges that he is able (i) to bear the economic risk of this investment; (ii) to hold the shares for an indefinite period of time if required; and (iii) to afford the complete loss of his investment.

h)Limited Trading Market - The Subscriber acknowledges that prior to this Offering, there has been a very limited trading market in the Common Stock of Tecma Laboratories, Inc., the predecessor in name to the Company. After completion of this Offering, there can be no assurance that a trading market will develop or if it does develop, that it will be active or maintained.

i)Applicable to New York Investors Only - The Attorney General of the State of New York does not pass upon or endorse the merits of any private offering. No offering document has been filed with or otherwise approved by the Law of the State of New York. Any representation to the contrary is unlawful.

j)Applicable to Florida Residents Only - The Shares referred to herein will be sold to the Subscriber in a transaction exempt under Section 517.061 of the Florida Securities Act. The shares have not been registered under said act in the State of Florida. In addition, if sales are made to five or more persons in the State of Florida, any sale in the State of Florida is voidable by the purchaser within three (3) days after the first tend or consideration in made by such purchaser to the issuer, an agent of the issuer, or an escrow agent or within three (3) days after the availability of that privilege is communicated to such purchaser, whichever occurs later.

k)Applicable to New Jersey Residents Only- The attorney General of the State of New Jersey does not pass upon or endorse the merits of ant private offerings. No offering document has been filed with, or otherwise approved by the Department of Law and Public Safety of the State of New Jersey. Any representations to the contrary is unlawful.

8.Indemnification Under This Agreement: The Subscriber shall indemnify and hold harmless the Company and each of its affiliates from and against all losses, damages and liabilities (including but not limited to, court costs and reasonable attorney's fees) arising or resulting from, or attributable to any breach of the representations and warranties set forth in Section 7 of this

Subscription Agreement or in any other document furnished by the Subscriber to any of the foregoing parties or the fact that any representations, acknowledgments or understanding set forth in Paragraph 7 are untrue or without adequate factual basis to be considered true and not misleading.

9.Entirety: The terms of this Agreement are intended by the parties as a final expression of their agreement with respect to the terms included in this Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding or negotiation(oral or written).

10.Waiver:   No waiver or modification of any terms of this Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision hereof shall be deemed a waiver of such provision or of any subsegment breach or default of the same or similar nature or of any other provision or condition of this Agreement.

11.Counterparts: This AGreement may be executed in two or more counterparts, each of which shall be deemed an original, but all which together shall constitute one and the same instrument.

12.Notices: Except as otherwise required in this Agreement, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, by Registered or Certified Mail, postage prepaid, addressed as follows:

               To the Company       mPhase Technologies. Inc.
                                    587 Connecticut Avenue
                                    Norwalk. Connecticut 068S4~960
                                    Attention: Ronald A. Durando
                                    Telephone: (203)838-274 I

With a copy to:     Robert H. Jaffe. Esq.
3 Mountain Avepue
Springfield. New Jersey 07081
Telephone: (973)467~2246

To the Subscriber: At the address set forth beneath the Subscriber's signature

Any party may change his. her or its address for notice in accordance with the provisions of this Paragraph.

12. Non-Assignabilirv The obligations of the Subscriber hereunder shall not be delegated or assigned to any other party without the prior written consent of Company.

13. Expenses Each party shall pay all of its costs and expenses that it incurs with respect to the negotiation. execution and delivery of this Agreement.

14   Applicable Law This Agreement shall be construed and enforced pursuant to the Iaws of the State of New Jersey.

15. Form of Ownership Please indicate the form of ownership that the Subscriber desires for the Units:

Individual

Joint Tenants with Right of Survivorship

Tenants in Common

Community Property

Trust

Corporation

Partnership

Other:



16) Survivor All representations. warranties and covenants contained in this Subscription Agreement shall survive the acceptance of the subscription. The Subscriber acknowledges and agrees that this Subscription Agreement shall survive (i) changes in the transactions. documents and instruments described in the Memorandum that are not material. and (ii) the death or disability of the Subscriber.

17. Gender Numbers etc Terms used herein in any number or gender include other numbers or genders as the context may require. If the Subscnber is an entity. all references to "him" or "this" shall be deemed to include "it"or "its"

SIGNATURE PORTION OF SUBSCRIPTION
TO LIGHTPATHS TP TECHNOLOGIES INC.

ORGANIZATIONS SIGN HERE

Subscriber

(print Name of Organization)

By

(Signature)

(Print name and titles)

(Address)

Fed ID NO.

Number of Shares Subscribed for
Purchase:
ACCEPTED

Lightpaths Tp Technologies Inc.

BY:
TITLE:
DATE: